EXHIBIT 99.1

Certain portions of this Exhibit have been omitted pursuant to a request for “Confidential Treatment” under Rule 24b-2 of the Securities and Exchange Commission.  Such portions have been redacted and bracketed in the request and appear as [*] in the text of this Exhibit.  The omitted confidential information has been filed with the Securities and Exchange Commission.

STOCK PURCHASE AGREEMENT

dated as of

December 5, 2007

by and among

AMARIN CORPORATION PLC,

THE SECURITYHOLDERS OF
ESTER NEUROSCIENCES LTD.
WHOSE NAMES ARE SET FORTH ON
THE SIGNATURE PAGES HERETO,
ESTER NEUROSCIENCES LTD.

and

MEDICA II MANAGEMENT L.P, as

THE SELLERS’ REPRESENTATIVE

TABLE OF CONTENTS
Page

SECTION 1. DEFINITIONS
1.1	Definitions	1
SECTION 2. PURCHASE AND SALE OF SECURITIES
2.1	Purchase and Sale of Company Securities	15
2.2	Closing	19
SECTION 3. REPRESENTATIONS AND WARRANTIES REGARDING SELLERS
3.1	Organization and Good Standing	22
3.2	Power and Authorization	22
3.3	No Conflicts	22
3.4	Ownership of the Company Securities	23
3.5	Brokers	23
3.6	Purchase for Own Account	23
3.7	Investment Experience	24
3.8	Status of Shareholder	24
3.9	Reliance Upon Seller’s Representations	24
3.10	Receipt of Information	24
3.11	Restricted Securities	24
3.12	Independent Investment	25
3.13	No Competing Investments	25
SECTION 4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
4.1	Organization and Good Standing	25
4.2	Power and Authorization	25
4.3	No Conflicts	25
4.4	Capitalization	26
4.5	Compliance with Laws	26
4.6	Litigation	27
4.7	Financial Statements	27
4.8	[INTENTIONALLY DELETED]	28
4.9	Inventory	28
4.10	Absence of Certain Changes and Events	28
4.11	Real Property	30
4.12	Personal Property; Bank Accounts	30
4.13	Material Contracts	31
4.14	Insurance	32
4.15	Intellectual Property	32
4.16	Suppliers	35
4.17	Labor Matters	35
4.18	Employee Matters; Directors, Officers and Key Employees	35
4.19	Affiliate Agreements	37
4.20	Environmental Matters	37
4.21	Books and Records	38
4.22	Brokers	38

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4.23	Prohibited Funding Sources	38
4.24	Clinical Trials	38
4.25	Clinical Trial Incidents	38
4.26	BIRD-F Agreement	39
4.27	Powers of Attorney	39
4.28	No Exit Fee	39
4.29	Professor Soreq	39
4.30	No Severance Pay or Benefits	39
4.31	Payment of Registration Fees	39
4.32	No Payments as a Result of Clinical Trials	39
SECTION 5. REPRESENTATIONS AND WARRANTIES OF BUYER.
5.1	Organization and Good Standing	39
5.2	Capitalization; Buyer Ordinary Share	39
5.3	Power and Authorization	40
5.4	No Conflicts	40
5.5	SEC Filings	41
5.6	No Reliance; Investment Experience	41
5.7	Receipt of Information	41
5.8	Brokers	42
SECTION 6. [INTENTIONALLY DELETED].
SECTION 7. COVENANTS OF EACH SELLER
7.1	Records	42
7.2	Non-Solicitation and Non-Compete	42
7.3	Distribution Compliance Period	43
7.4	Litigation Support	44
7.5	Notice of Change of Information	44
SECTION 8. [INTENTIONALLY DELETED]
SECTION 9. ADDITIONAL COVENANTS OF BUYER AND SELLERS
9.1	Further Assurances	44
9.2	Issue of Subsequent Milestone Shares	44
9.3	Public Announcements	45
9.4	Release	45
9.5	Access to Information	45
9.6	Filings	46
9.7	Confidential Information	46
9.8	Maximum Acquired Buyer Securities	46
9.9	Admission of Buyer Ordinary Shares; Listing	47
SECTION 10. TAX MATTERS
10.1	Tax Representations of the Company	47
SECTION 11. CLOSING CONDITIONS
11.1	Conditions to Obligation of Buyer	48
11.2	Conditions to Obligation of Sellers	49
11.3	Opinion of Counsel	50
11.4	Frustration of Closing Conditions	50

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SECTION 12. INDEMNIFICATION
12.1	Indemnification with Respect to Sellers	51
12.2	Indemnification with Respect to the Company	51
12.3	Indemnification by Buyer	51
12.4	Inter-Party Claims	52
12.5	Third Party Claims	52
12.6	Limitations and Requirements	53
12.7	Calculation and Mitigation of Damages	56
12.8	No Additional Representations by Sellers	57
12.9	No Additional Representations by Buyer	58
12.10	Sole and Exclusive Remedy	58
12.11	Withdrawal of Indemnity Notice	58
SECTION 13. THE SELLERS’ REPRESENTATIVE
13.1	The Sellers’ Representative	58
13.2	No Reliance	60
SECTION 14. MISCELLANEOUS
14.1	Survival of Representations and Warranties	61
14.2	Costs and Expenses	61
14.3	Notices	61
14.4	Assignment	62
14.5	Amendment, Modification and Waiver	63
14.6	Governing Law	63

-iii-

14.7	Withholdings by Buyer	63
14.8	Waiver of Jury Trial	63
14.9	Consent to Jurisdiction	64
14.10	Force Majeure	64
14.11	Section Headings and Defined Terms	64
14.12	Severability	64
14.13	Counterparts; Third-Party Beneficiaries	64
14.14	Entire Agreement	65

*            *            *            *

SCHEDULES

Disclosure Schedule
Closing Allocation Schedule
Schedule 1.1(c) - Transaction Documents

EXHIBITS

Exhibit 1.1A                                     Escrow Agreement
Exhibit 1.1D                                     Yissum IP
Exhibit 2.2(a)(i)(A)                          Transfer Deed
Exhibit 2.2(a)(i)(A)(a)                     Affirmation of Loss of Share Certificate
Exhibit 3                                           Form of Opinion of Ori Rosen & Co.
Exhibit 4(a)                                      Form of Opinion of Kirkpatrick & Lockhart Preston Gates Ellis llp
Exhibit 4(b)                                      Form of Opinion of Cahill Gordon &Reindel llp

-iv-

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, dated as of December 5, 2007 (this “Agreement”), by and among each of the entities and individuals set forth in Section 2.1 of the Disclosure Schedule (each, a “Seller,” and collectively, the “Sellers”), Amarin Corporation plc, a public limited liability company incorporated under the laws of England and Wales (the “Buyer”), Ester Neurosciences Ltd., an Israeli company (the “Company”), and Medica II Management L.P, a Cayman Islands limited partnership (the “Sellers’ Representative”), in its capacity as the Sellers’ Representative appointed pursuant to Section 13.  Certain terms used herein are defined in Section 1.1 hereof.

BACKGROUND

WHEREAS, collectively, Sellers are the record and beneficial owners of all of the outstanding shares of capital stock of the Company.

WHEREAS, the parties hereto desire to provide for the acquisition by Buyer of the Company through the sale by Sellers to Buyer of all the outstanding shares of capital stock of the Company, and for certain other matters, all on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

SECTION 1.	DEFINITIONS

1.1	Definitions

(a)            The following terms, as used herein, have the following meanings:

“AChE” means acetylcholinesterase.

“AChE-R” means the read-through splice variant of AChE.

“Acting in Concert” has the meaning given to such term in the Takeover Code.

“ADSs” means the American depositary shares of Buyer, each representing one Buyer Ordinary Share, listed on Nasdaq.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person.  For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.  Notwithstanding the foregoing, for purposes of this Agreement, the Company shall not be considered an Affiliate of any Seller.

“Aggregate Consideration”  means the sum of (a) the Initial Cash Consideration, (b) the Initial Share Value Amount, (c) the MG Consideration and (d) the Non-MG Consideration.

“AIM” means the exchange known as AIM operated by the London Stock Exchange.

“AIM Rules” means the AIM rules for companies which set out the rules and responsibilities in relation to companies with a class of securities admitted to AIM.

“Amarin Group” means the Buyer and its Subsidiaries.

“Amarin Shares” means the ordinary shares of the Buyer, ₤0.05 par value per share.

“Assumed Milestone Ia Consideration” means:

(i)        an amount of Buyer Ordinary Shares equal to $5,000,000 divided by the Closing Date Average Buyer Stock Price (as such Closing Date Average Buyer Stock Price shall be adjusted for any Recapitalization Event that has occurred as at the Milestone Ia Payment Date); or

(ii)                   in the event that on the Milestone Ia Payment Date the Buyer Ordinary Shares are not listed on Nasdaq, an amount of Amarin Shares equal to $5,750,000 divided by the Closing Date Average Buyer Stock Price (as such Closing Date Average Buyer Stock Price shall be adjusted for any Recapitalization Event that has occurred as at the Milestone Ia Payment Date).

“Assumed Milestone Ib Consideration” means:

(i)            an amount of Buyer Ordinary Shares equal to $6,000,000 divided by the Closing Date Average Buyer Stock Price as (as such Closing Date Average Buyer Stock Price shall be adjusted for any Recapitalization Event that has occurred as at the Milestone Ib Payment Date); or

(ii)             in the event that on the Milestone Ia Payment Date the Buyer Ordinary Shares are not listed on Nasdaq, an amount of Amarin Shares equal to $6,000,000 divided by the Closing Date Average Buyer Stock Price (as such Closing Date Average Buyer Stock Price shall be adjusted for any Recapitalization Event that has occurred as at the Milestone Ib Payment Date).

“Audited Financial Statements” has the meaning given to such term in Section 4.7.

“BIRD-F” means the Israel-United States Bi-national Industrial Research and Development Foundation.

“BIRD-F Agreement” means that certain agreement dated March 23, 2003 between BIRD-F, the Company and Pharmacopeia Inc.

“Business Day” means a day other than a Saturday or Sunday or any other day on which banking institutions in the State of New York are not open for transactions of normal banking business.

“Buyer Ordinary Shares” means Amarin Shares as will be represented by ADSs to be registered with the SEC (with each ADS representing one Amarin Share on a share for share basis) credited as fully paid and having the same rights and privileges and ranking pari passu in all respects with the existing Amarin Shares save that the Buyer Ordinary Shares shall not rank for any dividend declared or payable prior to the Closing.

“Buyer’s SEC Documents” means the Buyer’s Form 20-F and all reports and filings required under the Exchange Act filed by the Buyer since the filing of Buyer’s Form 20-F.

“Buyer Securities” means Buyer Ordinary Shares and, where applicable, Amarin Shares.

“Buyer Transaction Documents” has the meaning given to such term in Section 5.3.

“Buyer’s Form 20-F” means the Buyer’s Annual Report on Form 20-F for the year ended December 31, 2006.

“Closing Allocation Schedule” means a schedule setting forth the allocation of the Initial Cash Consideration and the Initial Share Value Amount among the Sellers on the Closing Date attached hereto as Schedule 1.1(a).

“Closing Date Average Buyer Stock Price” shall mean the weighted average (based upon volume traded) closing price (in U.S. dollars) of Buyer Ordinary Shares on Nasdaq for the ten day Trading Day period ending on the day prior to the date hereof, being $0.4062, such price to be proportionally adjusted from time to time in connection with any Recapitalization Event occurring after the Closing.

“Company Business Intellectual Property” means all Intellectual Property owned, licensed or used by the Company as set forth in Section 4.15(a) of the Disclosure Schedule.

“Company Ordinary Shares” means the ordinary shares of the Company, nominal value of NIS 0.01.

“Company Preferred A Shares” means the shares of the Company’s Series A preferred shares, nominal value of NIS 0.01.

“Company Preferred B Shares” means the shares of the Company’s Series B preferred shares, nominal value of NIS 0.01.

“Company Preferred Shares” means the Company Preferred A Shares and Company Preferred B Shares.

“Company Securities” has the meaning given to such term in Section 2.1(a).

“Compete” means with respect to any Key Seller, whether alone or in conjunction with an Affiliate or third party, such Key Seller:

                 (i) researching, developing, using, keeping, making, having made, importing, offering for sale, selling or otherwise disposing of compounds or assays targeting the pre-expression control of AChE-R or diseases involving modulation of AChE-R; or

                 (ii) conducting, or having conducted, on their own behalf, or on behalf of others, research or development work with any compound or assay in the field of MG; in each case except as provided for in any consultancy or other arrangement entered into by such Key Seller with the Company after Closing.

“Competing Activity” means any activity that Competes with the Company.

“Consent” means any approval, consent, license, permit, franchise, grant, waiver, or other authorization (including any Governmental Authorization).

“Encumbrance” means any mortgage, deed of trust, pledge, lien, security interest, charge, encumbrance, community property interest or restriction on use, voting, transfer or receipt of income.

“Environmental, Health, and Safety Requirements” means all statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect.

“Environmental Laws” means all Laws concerning or relating to the protection of the environment and human health as it relates to the environment.

“Escrow Agreement” means the escrow agreement that the Company, the Buyer and the Sellers’ Representative, and Escrow Agent will execute and deliver on or before the Closing Date, in substantially the form attached hereto as Exhibit 1.1A.

“Escrow Agent” means Brightman Almagor Freidman Trustees

“Escrow Fund” means the cash and Buyer Ordinary Shares delivered by the Buyer into an escrow fund on the Closing Date, and the cash and Buyer Securities as further delivered into such fund by the Buyer during the Escrow Period, in accordance with Section 2.2(c)(v) and Section 12.6(f)(B) hereof and the Escrow Agreement which shall constitute, if and when received by the Sellers, additional consideration for its sale of the Company Securities hereunder.

“Escrow Period” means eighteen (18) months from the Closing Date.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Force Majeure” means war, fire, explosion, flood, strike, peril of the sea, lockout, embargo, government action with general applicability to the relevant jurisdiction (but not specific actions with respect to specific matters of the pertinent party), or any similar event typically regarded as “force majeure” and beyond the control of Buyer.

“Governmental Authorization” means any Consent issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Laws.

“Governmental Body” means any government, court or other governmental or regulatory agency, commission or body exercising administrative or regulatory authority.

“Hazardous Substance” means any material defined as a “hazardous substance” or “hazardous waste,” toxic, pollutant, contaminant or words of similar meaning or effect, or any other term of similar import under any Environmental Law.

“IFRS” means the International Financial Reporting Standards as adopted by the European Union as in effect at the time during which the Buyer’s SEC Documents (other than the Buyer’s Form 20-F) were prepared, applied on a consistent basis throughout the periods involved.

“Initial Cash Consideration” means $5,190,586.

“Initial Escrow Fund Amount” means the cash and Buyer Ordinary Shares delivered by the Buyer into the Escrow Fund on the Closing Date as set forth in the Closing Allocation Schedule which shall constitute, if and when received by the Sellers, additional consideration for the sale of the Company Securities hereunder.

“Initial Share Value Amount” means a number of Buyer Ordinary Shares equal to $10,000,000 divided by the Closing Date Average Buyer Stock Price as at the Closing; provided that, solely for the purposes of this definition, if the Closing Date Average Buyer Stock Price at the Closing is below $0.40, then the Closing Date Average Buyer Stock Price on such date shall be deemed to be $0.40.

“Intellectual Property” means all Marks, Patents, Copyrights, Software, Domain Registrations, and Trade Secrets of the Company.

“Israeli GAAP” means generally accepted accounting principles in Israel as in effect at the time during which the Audited Financial Statements were prepared, applied consistently with those used to prepare the Audited Financial Statements.

“Key Seller” means each of Medica Investments (Israel) LP, the Medica II Funds, Eli Hazum, Ehud Geller and Yoav Waizer.

“Laws” means any law (including principles of common law), constitution, statute, regulation, ordinance, certificate, judgment, order, award or other decision or requirement of any Governmental Body.

“Marketing Authorization” means all approvals, licenses, registrations and authorisations required from the US FDA to distribute, promote, market and sell a Product in the United States.

“Material Adverse Effect” means any change, effect, event or condition that has had or would be reasonably likely to have a material adverse effect on (i) the business, operations, results of operations, assets, financial condition or prospects of the Company (ii) the ability of the Company or any Seller to consummate the transactions contemplated by this Agreement or any other Transaction Document; provided, however, that any such effect to the extent primarily attributable to any change, effect, event or condition (a) generally applicable to the industries and markets in which the Company operates, (b) generally applicable to financial, banking or securities markets, (c) relating to any change in Law, in Israeli GAAP or in any interpretation thereof occurring after the date hereof, (d) expressly contemplated by the terms of this Agreement or any other Transaction Document or approved by Buyer in writing or (e) resulting from the execution of this Agreement or any other Transaction Document or the public announcement of the transactions contemplated hereby or thereby, in any such case, shall not constitute a “Material Adverse Effect.”  Notwithstanding the foregoing, the Company or Sellers may include in the Disclosure Schedule or elsewhere disclosure with respect to items that would not have a Material Adverse Effect within the meaning of the previous sentence, and this inclusion shall not be deemed to be an acknowledgement by the Company or Sellers that these items, or any of them, would have a Material Adverse Effect or further change, amend or define the meaning of the term Material Adverse Effect for purposes of this Agreement.

“Medica II Funds” means Medica II Management LP, Medica II Investments (International) LP, Medica II Investments (Israel) LP, Medica II Investments (P.F.)(Israel) LP and Medica II-Baxter LP.

“Mestinon” means Mestinon (pyridostigmine), a reversible cholinesterase inhibitor (anticholinesterase) used in the treatment of MG.

“MG” means Myasthenia Gravis.

“MG Consideration” means the Milestone Ia Consideration, the Milestone Ib Consideration and the Milestone II Consideration.

“MG Phase II Development Program” means the development program to be conducted for Product in MG in order to provide adequate safety and efficacy data to commence a U.S. Phase III Clinical Study.

“Milestone Ia” means the Successful Completion of the Phase IIa Clinical Study.

“Milestone Ia Allocation Schedule” means the schedule to be prepared by the Sellers’ Representative and submitted to the Buyer in accordance with Section 13.1(f) setting forth the allocation of the Milestone Ia Consideration to the Sellers.

 “Milestone Ia Consideration” means the Assumed Milestone Ia Consideration minus the Milestone Ia Consideration Adjustment.

“Milestone Ia Consideration Adjustment” equals:

(a)            if the Milestone Ia Excess is greater than zero, then:

                 (i) Milestone Ia Excess; multiplied by

                 (ii) ⅔ (two thirds); divided by

                 (iii) Milestone Ia Date Average Buyer Stock Price; the product of (i), and (ii), (iii) will be multiplied by

                 (iv) Assumed Milestone Ia Consideration;

or

(b)            if otherwise, then zero.

“Milestone Ia Date” means the later of (a) date of the announcement of the achievement of Milestone Ia (for the avoidance of doubt, such announcement shall be made not later than five Business Days after achievement of such Milestone) and (b) 4 months from the Closing Date.

“Milestone Ia Date Average Buyer Stock Price” shall mean:

(i)             the weighted average (based upon volume traded) closing price of Buyer Ordinary Shares on Nasdaq, for the ten day Trading Day period commencing on the day after the Milestone Ia Date; or

(ii)             in the event that on the Milestone Ia Payment Date the Buyer Ordinary Shares are not listed on Nasdaq, the U.S. Dollar Equivalent of the weighted average (based upon volume traded) closing price of Amarin Shares on AIM, for the ten day Trading Day period commencing on the day after the Milestone Ia Date;

provided that if the Milestone Ia Date Average Buyer Stock Price exceeds $5 (as such amount shall be proportionally adjusted as of the Milestone Ia Payment Date in connection with any Recapitalization Event occurring after the Closing and until the Milestone Ia Payment

Date, inclusive) per Buyer Ordinary Share or per Amarin Share, such excess shall be disregarded for the purposes of this Agreement and the Milestone Ia Date Average Buyer Stock Price shall be deemed to be $5 (as such amount shall be adjusted, as aforesaid) per Buyer Ordinary Share or per Amarin Share.

“Milestone Ia Excess” means the amount, if any, by which Milestone Ia Date Average Buyer Stock Price exceeds twice the Closing Date Average Buyer Stock Price (as such Closing Date Average Buyer Stock Price shall be adjusted for any Recapitalization Event that has occurred as at the Milestone Ia Payment Date).

“Milestone Ia Payment Date” means the date that is the eleventh Trading Day after the Milestone Ia Date.

“Milestone Ib” means the Successful Completion of the MG Phase II Development Program for Product in MG.

“Milestone Ib Allocation Schedule” means the schedule to be prepared by the Sellers’ Representative and submitted to the Buyer in accordance with Section 13.1(f) setting forth the allocation of the Milestone Ib Consideration to the Sellers.

“Milestone Ib Consideration” means the Assumed Milestone Ib Consideration minus the Milestone Ib Consideration Adjustment.

“Milestone Ib Consideration Adjustment” equals:

(a)            if the Milestone Ib Excess is greater than zero, then:

                 (i) Milestone Ib Excess; multiplied by

                 (ii) ⅔ (two thirds); divided by

                 (iii) Milestone Ib Date Average Buyer Stock Price; the product of (i), and (ii), (iii) will be multiplied by

                 (iv) Assumed Milestone Ib Consideration;

or

(b)            if otherwise, then zero.

“Milestone Ib Date” means the date of the announcement of the achievement of Milestone Ib (for the avoidance of doubt, such announcement shall be made not later than five Business Days after achievement of such Milestone).

“Milestone Ib Date Average Buyer Stock Price” shall mean:

(i)             the weighted average (based upon volume traded) closing price of Buyer Ordinary Shares on Nasdaq, for the ten day Trading Day period commencing on the day after the Milestone Ib Date; or

(ii)             in the event that on the Milestone Ib Payment Date the Buyer Ordinary Shares are not listed on Nasdaq, the U.S. Dollar Equivalent of the weighted average (based upon volume traded) closing price of Amarin Shares on AIM, for the ten day Trading Day period commencing on the day after the Milestone Ib Date;

provided that if the Milestone Ib Date Average Buyer Stock Price exceeds $5 (as such amount shall be proportionally adjusted as of the Milestone Ib Payment Date in connection with any Recapitalization Event occurring after the Closing and until the Milestone Ib Payment Date, inclusive) per Buyer Ordinary Share or per Amarin Share, such excess shall be disregarded for the purposes of this Agreement and the Milestone Ib Date Average Buyer Stock Price shall be deemed to be $5 (as such amount shall be adjusted, as aforesaid) per Buyer Ordinary Share or per Amarin Share.

“Milestone Ib Excess” means the amount, if any, by which Milestone Ib Date Average Buyer Stock Price exceeds twice the Closing Date Average Buyer Stock Price (as such Closing Date Average Buyer Stock Price shall be adjusted for any Recapitalization Event that has occurred as at the Milestone Ib Payment Date).

“Milestone Ib Payment Date” means the date that is the eleventh Trading Day after the Milestone Ib Date.

“Milestone II” means the Successful Completion of the U.S. Phase III Clinical Study.

“Milestone II Allocation Schedule” means the schedule to be prepared by the Sellers’ Representative and submitted to the Buyer in accordance with Section 13.1(f) setting forth the allocation of the Milestone II Consideration to the Sellers.

“Milestone II Date” means the date of the announcement of the achievement of Milestone II (for the avoidance of doubt, such announcement shall be made not later than five Business Days after achievement of such Milestone).

“Milestone II Time Limit Date” means the date that is two years from the Milestone Ia Date.

“Monarsen” means Monarsen (EN101), a phosphodiester antisense, capped at the 3’ end with three 2’-O-methyl groups, abbreviated as 5’ CTG CCA CGT TCT CCT GCmA mCmC 3’.

“Monarsen Related Factors” means any of the following:

(a)            the results of the Phase IIa Clinical Study fail to have a QMG score of one or more of the three Monarsen doses being superior to Mestinon as compared to the baseline by at least 10%;

(b)            the level of efficacy achieved by Monarsen in the MG Phase II Development Program and/or any Phase III Clinical Study that results in a substantial likelihood that Milestone II will not be achieved;

(c)            the results of the Phase IIa Clinical Study, the MG Phase II Development Program and/or any Phase III Clinical Study showing a major drug related adverse event;

(d)            the results of the Phase IIa Clinical Study, the MG Phase II Development Program and/or any Phase III Clinical Study indicating toxicology issues that result in a substantial likelihood that Milestone II will not be achieved;

(e)            the results of the Phase IIa Clinical Study, the MG Phase II Development Program and/or any Phase III Clinical Study indicating tolerability issues that result in a substantial likelihood that Milestone II will not be achieved; or

(f)            any other change, effect, event or condition related to Monarsen outside the control of Buyer that results in a substantial likelihood that Milestone II will not be achieved.

“Nasdaq” has the meaning given to such term in Section 9.7.

“NDA” means a new drug application seeking approval from the US FDA to market a Product in the United States.

“New Chemical Entity” means a drug that contains no active moiety that has been approved by the US FDA in any application submitted under Section 505(b) of the US Federal Food, Drug and Cosmetic Act.

“NIS” means New Israeli Shekel.

“Non-MG Allocation Schedule” means the schedule to be prepared by the Sellers’ Representative and submitted to the Buyer in accordance with Section 13.1(f) setting forth the allocation of the Non-MG Consideration to the Sellers.

“Non-MG Consideration” shall have the meaning given to such term in Section 2.1(g).

“Non-MG Consideration Date” shall have the meaning given to such term in Section 2.1(g).

“Non-MG Field” means any field other than the treatment of MG in humans.

“Non-MG Sub-license” means a sub-license granted to any Person (other than an Affiliate of Buyer) to any Company Business Intellectual Property in any Non-MG Field.

“Non-MG Sub-license Fees” means all milestone, license and royalty payments, and all other income, and any Quid (as defined by and subject to the provisions of Section 2.1(g)(ii)) that accrue to Buyer or any Affiliate of Buyer in consideration of the grant of any Non-MG Sub-license.

“Other Medica Fund” means any investment activity or vehicle, including under the Medica brand, other than the Medica Funds and the Medica II Funds.

 “Permitted Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable, and Encumbrances for current Taxes and other charges and assessments of any Governmental Body that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s consolidated books and records, (ii) Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics and materialmen and other like Encumbrances arising in the ordinary course of business, (iii) other Encumbrances or imperfections of title to or on property that are not material in amount and do not materially detract from the value of or impair in any material respect the existing use of the property affected by such Encumbrance or imperfection, (iv) all Encumbrances of record or identified in any title reports obtained by Buyer or delivered to Buyer by the Sellers, (v) all local and other building and zoning Laws now or hereafter in effect relating to or affecting any real property, (vi) all leases, subleases, licenses and occupancy and/or use agreements affecting any real property (or any portion thereof) which are identified on the Disclosure Schedule, (vii) all service contracts and agreements affecting any real property which are identified on the Disclosure Schedule and (viii) Encumbrances reflected in the contracts identified in Section 4.13 of the Disclosure Schedule or which are disclosed in the notes accompanying the Audited Financial Statements.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

“Phase Ib Clinical Study” means the clinical study entitled “A Phase I/b Clinical Trial to Assess the Safety, Efficacy and Pharmacokinetics of Oral and I.V. Administration of EN101 to Myasthenia Gravis Patients. Study number MG-01.”, a copy of which is attached hereto at Section 4.15(a) of the Disclosure Schedule.

“Phase IIa Clinical Study” means the clinical study entitled “A Phase II Double-Blind, Crossover study to compare the safety, efficacy of 10, 20, 40 mg Monarsen (EN101) administered to patients with Myasthenia Gravis” Ref: MG-02 and amendments 1,2,3,4 (Israel, Serbia, Poland) and MG-02 and amendments 1,2,3,4,5 (UK, Serbia), a copy of which is attached hereto at Section 4.15(a) of the Disclosure Schedule.

“Phase III Clinical Study” means a clinical study designed to provide the efficacy data required to support a Product NDA for a Product in the United States;

“Product” means a product that incorporates Monarsen or any derivative of Monarsen provided such derivative is not a New Chemical Entity.

"Recapitalization Event" shall have the meaning given to such term in Section 1.1(e).

“Related Party” means (i) any Seller, (ii) any director, officer, general partner or managing member of a Selling Entity or of the Company or any of their respective Affiliates, and (iii) any member of the immediate family of a Person included in (i) or (ii).  For purposes of this definition, the “immediate family” of an individual includes only the individual’s spouse, parents, children and siblings.

“Representative” means with respect to a particular Person, any director, member, partner, general partner, limited partner, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Selling Entities” means all Sellers other than Sellers that are natural persons.

“Software” means all computer programs (whether in source code or object code form), databases, compilations and data, and all documentation related to any of the foregoing that is owned, leased, used or held by, granted to or licensed by the Company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, business trust or other entity of which such Person directly or indirectly owns or controls more than 50% of the voting stock or equivalent ownership interest or the assets and liabilities of which are consolidated in such Person’s consolidated financial statements.

“Successful Completion” means:

(a)            in relation to the Phase IIa Clinical Study:

(i)            (A)            the full patient cohort who adhered to the protocol meeting the primary efficacy endpoint of the Phase IIa Clinical Study; and

(B)            for at least one of the Monarsen doses in the Phase IIa Clinical Study, the full patient cohort who adhered to the protocol having on average an improvement versus baseline which is 10% greater than the improvement in the QMG Score achieved by Mestinon compared to its baseline, provided that the minimum number of patients for such patient cohort shall be 18;

and

(ii)            no major adverse Monarsen related side effects being reported which would reasonably result in termination of any further development of Monarsen in MG.

(b)            in relation to the MG Phase II Development Program, the production of adequate efficacy and safety data that fully supports the commencement of the U.S. Phase III Clinical Study (with all necessary approvals specifically requested by US FDA to commence such Phase III Clinical Study); and

(c)            in relation to the U.S. Phase III Clinical Study, the successful completion of the U.S. Phase III clinical program (to include successful completion of long term toxicology studies), enabling Amarin to file an NDA for a Product in the U.S.

“Takeover Code” means the UK City Code on Takeovers and Mergers administered by the Panel on Takeovers and Mergers.

“Tax” means all federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, ad valorem, transfer, franchise, capital, paid-up capital, license, greenmail, excise, franchise, stamp, occupation, premium, escheat, environmental, employment, withholding, custom duty or similar taxes, governmental fees or other like assessments together with any interest, additions or penalties with respect thereto.

“Tax Returns” means all reports, returns, statements, and forms with respect to Taxes.

“Taxing Authority” means, with respect to any Tax, the government entity or political subdivision thereof that imposes such Tax and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Trade Secrets” means (i) all non-public customer and supplier lists, pricing and cost information, business and marketing plans and proposals, and (ii) all material proprietary and non-public formulas, know-how, trade secrets, business methods, technical data, and inventions, in each case owned, leased, used or held by, granted to or licensed by the Company.

“Trading Day” shall mean any day of the year on which Nasdaq is open for public trading of securities.

“Transaction Documents” means this Agreement, and any and all other agreements required to be delivered by any party hereto pursuant to the terms of this Agreement as listed on Schedule 1.1(c).

“Transaction Expenses” means any and all fees and expenses incurred by the Company in connection with the drafting, negotiation, execution, and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated herein or therein, including the fees and expenses of the Company’s investment bankers, accountants, lawyers, and other advisors.

“Transfer Agent” shall have the meaning set forth in Section 3.11.

“U.K. GAAP” means generally accepted accounting practice in the United Kingdom as in effect at the time during which the Buyer’s Form 20-F was prepared, applied consistently with those used to prepare the financial statements of the Amarin Group appearing in the Buyer’s Form 20-F.

“Unaudited Financial Statements” has the meaning given to such term in Section 4.7.

“U.S. Dollar Equivalent” shall mean the USD amount calculated by using the noon buying exchange rate as announced by the Federal Reserve Bank of New York for pounds sterling expressed in US Dollars per pound sterling, on the last day of the relevant 10 day Trading Day period.

“US FDA” means the United States Food and Drug Administration or any other successor agency whose approval is necessary to market the  Product in the USA.

“U.S. Phase III Clinical Study” means the Phase III Clinical Study to be conducted in the United States for Product in MG.

“USD” or “$” shall mean the United States Dollar.

“Yissum” means Yissum Research and Development Company of the Hebrew University in Jerusalem.

“Yissum Agreement” means the Research and Licensing Agreement between Yissum and Medica L.P. (Israel) and Medial I.P. Israel, dated January 19, 1997 and assigned to the Company on July 1, 1997.

“Yissum IP” means the patents and patent applications as set forth in Exhibit 1.1D hereto.

(a)            Except as otherwise provided or unless the context otherwise requires, whenever used in this Agreement, (i) any noun or pronoun shall be deemed to include the plural and the singular, (ii) the use of masculine pronouns shall include the feminine and neuter, (iii) the terms “include” and “including” shall be deemed to be followed by the phrase “without limitation,” (iv) the word “or” shall be inclusive and not exclusive, (v) all references to Sections refer to the Sections of this Agreement, all references to the Disclosure Schedule refer to the Disclosure Schedule attached hereto or delivered with this Agreement, as appropriate, and all references to Exhibits refer to the Exhibits attached to this Agreement, each of which is made a part of this Agreement for all purposes, (vi) each reference to “herein” means a reference to “in this Agreement,” and (vii) accounting terms which are not otherwise defined in this Agreement shall have the meanings given to them under Israeli GAAP or IFRS (as the context requires); provided, however, that to the extent that a definition of a term in this Agreement is inconsistent with the meaning of such term under Israeli GAAP or IFRS, as the case may be, the definition set forth in this Agreement will control.

(b)            Any matter set forth in any Section of the Disclosure Schedule shall be deemed set forth in all other Sections to the Disclosure Schedule to the extent the applicability of such matter to such other Sections is reasonably apparent. The inclusion of any information (including dollar amounts) in any Section of the Disclosure Schedule shall not be deemed to be an admission or acknowledgment by the Company or the Sellers that such information is material to or outside the ordinary course of the business of the Company, except where such representation is qualified by materiality and except where such representation refers to events or occurrences outside the ordinary course of business. Matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedule. The information contained in this Agreement, the Exhibits hereto and the Disclosure

Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of Law or breach of contract).

(c)            The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties hereto acknowledges that it has been represented by an attorney in connection with the preparation and execution of this Agreement and the other Transaction Documents.

(d)            Unless expressly provided otherwise, the measure of a period of one month or one year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date, provided that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date. For example, one month following February 18th is March 18th, and one month following March 31 is May 1.

(e)            In the event of changes in the outstanding Amarin Shares on or after the date hereof by reason of a stock dividend, subdivision, split-up, or combination of shares (a "Recapitalization Event"), the per share prices used herein and the share quantities relating to Buyer Ordinary Shares or Amarin Shares issued or issuable pursuant to this Agreement shall be correspondingly adjusted to give each Seller the total number of Buyer Securities as such Seller would have owned, or potentially would have been entitled to, had such Seller received the Buyer Securities prior to the event requiring adjustment and had such Seller continued to hold such Buyer Securities until after such event.

Any issues arising in any circumstances relating to fractions of Amarin Shares shall be governed by Buyer’s Articles of Association and the provisions of English Law.

SECTION 2.                                 PURCHASE AND SALE OF SECURITIES

2.1            Purchase and Sale of Company Securities

(a)            Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase from each Seller, (i) all Company Ordinary Shares and (ii) all Company Preferred Shares (together with the Company Ordinary Shares, the “CompanySecurities”) owned by such Seller.  The Company Securities owned by each Seller are set forth opposite such Seller’s name in Section 4.4 of the Disclosure Schedule.  Notwithstanding anything to the contrary herein, except for the Sellers’ obligations pursuant to Section 12.2 during the Escrow Period, which, for avoidance of doubt shall be joint and several (and shall be subject to all limitations in Section 12, including without limitation the limitations in Section 12.6), each Seller’s obligation to perform his, her or its respective obligations, and each Seller’s liability for his, her or its representations and warranties, under this Agreement shall be several and not joint.

(b)            Upon the terms and subject to the conditions of this Agreement, at the Closing, in consideration for each Seller’s delivery of his, her, or its Company Securities, Buyer shall pay to each Seller as applicable: (i) in cash, for each Company Ordinary Share, Company Preferred A Share or Company Preferred B Share, as applicable, purchased from such Seller, the amount set forth on the Closing Allocation Schedule, as calculated by the Sellers’ Representative, and (ii) in Buyer Ordinary Shares, for each Company Ordinary Share, Company Preferred A Share or Company Preferred B Share, as applicable, purchased from such Seller, the amount set forth on the Closing Allocation Schedule, as calculated by the Sellers’ Representative.  The aggregate amount of cash and Buyer Ordinary Shares payable to the Sellers pursuant to this Section 2.1(b) and the portion of cash and Buyer Ordinary Shares payable to each Seller shall be as set forth on the Closing Allocation Schedule as calculated by the Sellers’ Representative.  Buyer shall deliver to the Escrow Agent the Initial Escrow Fund Amount, which shall constitute, if and when received by the Sellers in accordance with Section 2.2(c)(v) and Section 12.6(f)(B) hereof and the Escrow Agreement, additional consideration for the sale of the Company Securities hereunder.

(c)            [INTENTIONALLY DELETED].

(d)            Upon the terms and subject to the conditions of this Agreement, on the Milestone Ia Payment Date (subject to Section 9.2 and Section 12.6(f)(B)), Buyer shall have the option in its sole and absolute discretion to (i) pay to each Seller, in Buyer Ordinary Shares an amount equal to such Seller’s portion of the Milestone Ia Consideration for the Company Securities purchased on the Closing Date from such Seller as set forth on the Milestone Ia Allocation Schedule, or (ii) pay to each Seller an amount in cash equal to the product of (A) the number of Buyer Ordinary Shares that would have been paid to Seller under (i) above, multiplied by (B) the Milestone Ia Date Average Buyer Stock Price.

(e)            Upon the terms and subject to the conditions of this Agreement, on the Milestone Ib Payment Date (subject to Section 9.2 and Section 12.6(f)(B)), Buyer shall have the option in its sole and absolute discretion to (i) pay to each Seller, in Buyer Ordinary Shares an amount equal to such Seller's portion of the Milestone Ib Consideration for the Company Securities purchased on the Closing Date from such Seller as set forth on the Milestone Ib Allocation Schedule, or (ii) pay to each Seller an amount in cash equal to the product of (A) the number of Buyer Ordinary Shares that would have been paid to Seller under (i) above, multiplied by (B) the Milestone Ib Date Average Buyer Stock Price.

(f)            Subject to Section 12.6(f)(B), consideration related to Milestone II (the “Milestone II Consideration”) shall be determined as follows:

(i)        if Milestone II is achieved on or before the Milestone II Time Limit Date, within 14 days after the Milestone II Date, Buyer shall pay to each Seller its portion as set forth on the Milestone II Allocation Schedule), in cash, of $6,000,000;

(ii)       subject to (iii) and (iv) below, if Milestone II has not been achieved on or before the Milestone II Time Limit Date, then Buyer shall pay to each Seller its portion as set forth on the Milestone II Allocation Schedule) of:

(A)            within 14 days after the Milestone II Time Limit Date, $3,000,000 in cash; and

(B)            within 14 days after the Milestone II Date, $3,000,000 in cash;

(iii)                   if the failure to achieve Milestone II on or before the Milestone II Time Limit Date is due to:

(X)            failure to meet any primary endpoints in any Phase III Clinical Study; or

(Y)            delay in completing the U.S. Phase III Clinical Study caused by any Monarsen Related Factor;

then, no payment shall be due from Buyer in respect of Milestone II until the occurrence of the Milestone II Date;

(iv)            if the Milestone Ib Date Average Buyer Stock Price is greater than $1 (as such amount shall be proportionally adjusted as of the Milestone Ib Payment Date in connection with any Recapitalization Event occurring after the Closing and until the Milestone Ib Payment Date, inclusive), then no Milestone II Time Limit Date will apply to this section 2.1(f) and the Milestone II Consideration shall be payable by Buyer to each Seller (with the Milestone II Consideration to be distributed to the Sellers as set forth on the Milestone II Allocation Schedule) within 14 days after the Milestone II Date.

(g)            (i) Subject to Section 12.6(f)(B) and Section 2.1(g)(ii), the Buyer shall pay to each Seller its portion (as set forth on the Non-MG Allocation Schedule), in cash, of 10% (ten percent) of any Non-MG Sub-license Fees (the “Non-MG Consideration”) received by the Buyer or its Affiliates during the period of five years after the Closing, within 10 Business Days after such Non-MG Sub-license Fees have been received by the Buyer or its Affiliates (the “Non-MG Consideration Date”).

(ii)  If Buyer enters into a Non-MG Sub-licence within the period of five years from the Closing Date where all or part of the Non-MG Sub-license Fees payable to Buyer hereunder is in the form of non-cash consideration (including without limitation, product rights to a third party product) (“Quid”), Buyer’s obligations to each Seller under this Section 2.1(g) shall be as follows:

(A)            Buyer shall promptly notify the Seller’s Representative in writing of the Quid received or receivable by Buyer; and

(B)            Within 10 Business Days of the end of each calendar quarter following the First Revenues Date (as defined herein), the Buyer shall be obliged to pay each Seller its portion (as set forth on the Non-MG Allocation Schedule) of 10% of the quarterly revenues that are generated by the Buyer from the Quid, which obligation shall apply from the date upon which the first revenues are generated from the Quid (“First Revenues Date”) until the expiry of the period of five years from the First Revenues Date, whereupon such obligation shall be satisfied in full and shall terminate.

(iii)  For so long as any Non-MG Consideration is due to the Sellers hereunder, the Buyer shall deliver to the Sellers’ Representative a written report, on a six monthly basis, not later than the 15th day following the end of each six month period with respect to the preceding six month period, commencing once any Non-MG Sub-license has been granted by the Buyer or its Affiliates; such report to include the calculation of any Non-MG Consideration received by the Buyer in the preceding six month period and to be accompanied by a copy of all Non-MG Sub-licenses entered into by the Buyer or its Affiliates.

(iv)                   Buyer shall maintain, and shall cause its Affiliates and any Non-MG Sub-licensee to maintain complete and accurate records relating to the rights and obligations under this Agreement, which records shall contain sufficient information to permit the Sellers' Representative to confirm the accuracy of any reports delivered to it hereunder. The relevant party shall retain such records for at least five (5) years following the end of the calendar year to which they pertain.

(v)                   The Buyer shall permit the Sellers’ Representative, or its appointed agent, selected by the Sellers Representative and reasonably accepted by the Buyer, on fourteen (14) days’ prior written notification to the Buyer, to examine such records, at the Sellers’ Representative expense, on any Business Day to verify any reports and payments made or compliance in other respects under this Agreement. There shall be no more than one such examination per annum.

(vi)                   In the event that any examination performed under Section 2.1(g)(v) shows that Buyer underestimated the amount payable to the Sellers, the cost of such examination shall be the responsibility of the Buyer if the results of such examination show that monies payable to the Sellers pursuant to Section 2.1(g)(i) have been underestimated by more than three per cent (3%), otherwise, the cost of such examination shall be the responsibility of the Sellers. In the event that any examination performed under this Section shows that the Buyer overestimated the amount payable to the Sellers, any overpayments shall be refunded immediately by the Sellers to the Buyer.

(vii)                   Any payment identified pursuant to an examination referred to in Section 2.1(g)(v) as due to the Sellers shall be paid to the Sellers immediately plus interest at the rate equivalent to an annual rate of two per cent (2%) over LIBOR (the London Interbank Offered Rate), calculated on a daily basis, and such interest shall accrue from the date on which payment is due to the date on which payment is made in full by the Buyer.

(h)            (i) The Buyer will make a good faith, continuous and diligent effort (including by allocating all appropriate resources) to reach a Successful Completion of the Phase IIa Clinical Study, the MG Phase II Development Program and the U.S. Phase III Clinical Study, as applicable, in accordance with industry standards and with the goal of meeting each milestone hereunder within the shortest commercially reasonable time frame (the “Diligence Obligation”), it being understood and agreed that the Sellers’ sole remedy for a breach of the Diligence Obligation by the Buyer shall be a claim for Damages against the Buyer as provided in Section 14.9.

(ii)            If, at any time, any Monarsen Related Factor occurs which should reasonably result in termination of any further development of Product in MG, then the Buyer shall be entitled to immediately terminate any further development of Product in MG and shall not be liable to pay to the Sellers any part of the MG Consideration that remains outstanding at the date of such termination. In addition for avoidance of doubt, any such termination shall not be considered a breach by the Buyer of the Diligence Obligation. The parties agree however that if, at any time within 5 years after such termination the Buyer resumes work on the development of Product in MG, then the provisions hereof entitling the Sellers to the MG Consideration that remains outstanding at the date of termination shall remain in full force and effect, and any period set forth herein shall be extended automatically by the time elapsed between the date of termination and the date of resumption of development efforts.

(iii)            The parties further agree that if, at any time, Buyer terminates the further development of Product in MG in the U.S. for reasons other than the occurrence of a Monarsen Related Factor, such termination shall constitute a breach of the Diligence Obligation under Section 2.1(h) and the Sellers’ sole remedy for such breach of the Diligence Obligation by the Buyer shall be a claim for Damages against the Buyer as provided in Section 14.9.

(iv)             If the Buyer shall enter into an agreement to sell, transfer, sub-license or otherwise dispose of, in any manner whatsoever, in whole or in part, the right to develop the Product in MG in the U.S. (“U.S. Disposition Agreement”), then Buyer shall remain primarily liable for the Diligence Obligation under Section 2.1(h) and the Buyer’s Diligence Obligation under Section 2.1(h) shall continue under this Agreement unaffected by such U.S. Disposition Agreement.

(v)               From the Closing Date until the Milestone II Payment Date, Buyer shall report in writing to the Sellers’ Representative, on a six monthly basis, summarizing the progress of its development activities in that period in relation to the Product in MG under the Diligence Obligation. Such reports shall be provided to the Sellers’ Representative not later than the 15th day following the end of each six month period.  Further, Buyer shall promptly notify the Sellers’ Representative of the occurrence of any event described in subsections 2.1(h)(ii) or (iii) above, and shall provide the Sellers’ Representative all information reasonably required by the Sellers’ Representative in connection with such decision to terminate further development or other event described in subsections 2.1(h)(ii) or (iii) above.

(i)             For the avoidance of doubt, nothing in this Section 2.1 shall affect the operation of Section 12.6(f)(B).

2.2            Closing.  The Closing of the purchase and sale of the Company Securities (the “Closing”) pursuant to this Agreement shall take place at the offices of the Company’s counsel in Israel, on December 5, 2007 or at such other date, time or place as may be agreed to by Buyer and the Sellers’ Representative (the “Closing Date”).  At the Closing, in addition to the other actions contemplated elsewhere herein:

(a)            Each Seller shall deliver to Buyer:

(i)        certificates representing all of the Company Securities owned by such Seller, accompanied by duly executed share transfer deeds in the form of Exhibit 2.2(a)(i)(A) transferring the Company Securities to Buyer, or an affirmation of loss with respect to said certificates signed by such Seller in the form of Exhibit 2.2(a)(i)(A)(a) and a duly completed notice of such transfer to the Israeli Registrar of Companies to be executed by a Company officer immediately after the Closing and a true copy of the Company’s Shareholders’ Registry reflecting the post-Closing holdings in the Company and certified by the Company’s Chief Financial Officer;

(ii)                   for such Selling Entity, if applicable, confirmation by an authorized person (in their capacities as such) of such Selling Entity that all resolutions of the board of directors or corresponding governing body of such entity, or its general partner or managing member, as applicable, required for authorizing the execution, delivery and performance of this Agreement and the other Seller Transaction Documents, were duly adopted by such Selling Entity and are in effect as of such date;

(iii)                   for such Seller, a certificate, dated the Closing Date and signed by such Seller, certifying as to Sections 11.1(b), (c), (d) and (e) (as to such Seller); and

(iv)                   the other documents and agreements required to be delivered by such Seller pursuant to Section 11.1.

(b)            The Company shall:

(i)        deliver to Buyer a certificate, dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of the Company (in his capacity as such), certifying as to Sections 11.1(b) and (c) (as to the Company);

(ii)                   deliver to Buyer accurate and complete copies of the Company’s certificate or articles of incorporation or association and bylaws (or corresponding organizational documents), and all amendments thereof to date, certified as of a recent date by the Company’s Chief Executive Officer (in his or her capacity as such);

(iii)                   deliver to Buyer copies of the resolutions of the board of directors of the Company approving the transfer of all Company Securities to the Buyer, and the registration of Buyer as the sole shareholder of the Company immediately after the Closing, authorizing the execution, delivery and performance of this Agreement and the other Company Transaction Documents, certified as of the Closing Date by the Chief Executive Officer of the Company (in his or her capacity as such);

(iv)                   deliver to Buyer the original corporate seals, minute books and stock transfer and record books of the Company as they exist on the Closing Date; and

(v)                   deliver to Buyer the other documents and agreements required to be delivered pursuant to Section 11.1.

(c)            Buyer shall deliver or cause to be delivered to each Seller or to Sellers’ Representative, as noted below:

(i)        To each Seller - an amount equal to its portion of the Initial Cash Consideration as reflected on the Closing Allocation Schedule, less the amount delivered by the Buyer to the Escrow Fund as shown on the Closing Allocation Schedule, by wire transfer of immediately available funds to such account or accounts as shall, at least two Business Days before Closing, be designated by such Seller in writing to Buyer; and

(ii)                   To each Seller, newly issued Buyer Ordinary Shares in such number as equals its portion of the Initial Share Value Amount as reflected on the Closing Allocation Schedule, less the amount delivered by the Buyer to the Escrow Fund as shown on the Closing Allocation Schedule, by delivering to the Transfer Agent a request to issue under Regulation S, such Buyer Ordinary Shares, in the names and denominations and to such account or accounts as shall, at least two Business Days before Closing, be designated by such Seller in writing to Buyer;

(iii)                   To the Sellers’ Representative - copies of the resolutions of the boards of directors of Buyer authorizing the execution, delivery and performance by Buyer of this Agreement and the other Buyer Transaction Documents, certified as of the Closing by the Secretary or an Assistant Secretary of Buyer (in his or her capacity as such);

(iv)                   Prior to the Closing, Buyer will make all necessary arrangements with the Transfer Agent with respect to issuance of Buyer Ordinary Shares pursuant to 2.1(b) hereof;

(v)                   To the Escrow Agent - the Initial Escrow Fund Amount, which shall constitute, if and when received by the Sellers, additional consideration for the sale of the Company Securities hereunder, by wire transfer of immediately available funds to such account or accounts as shall, at least two Business Days before Closing, be designated by such Escrow Agent in writing to Buyer, and by delivering to the Transfer Agent a request to issue such Buyer Ordinary Shares, in the name of the Escrow Agent to such account as shall, at least two Business Days before Closing, be designated by the Escrow Agent in writing to Buyer; and

(vi)                   the other documents and agreements required to be delivered pursuant to Section 11.2.

(d)            Sellers shall pay the Transaction Expenses. Any additional unpaid Transaction Expenses, however arising, shall be paid by the Sellers’ Representative on behalf of the Sellers, without contribution from the Company or Buyer.

SECTION 3.                                 REPRESENTATIONS AND WARRANTIES REGARDING SELLERS

Each Seller hereby represents and warrants to Buyer on behalf of himself, herself or itself and not any other Seller, as of the Closing Date that:

3.1            Organization and Good Standing.  Such Seller (if a Selling Entity) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, formation or organization, as applicable, and has (as applicable) all necessary corporate, partnership or limited liability company power and authority, as the case may be, to perform all of its obligations under each Seller Transaction Document.

3.2            Power and Authorization.  Such Seller has all legal right, power, authority and legal capacity to execute and deliver this Agreement and the other Transaction Documents to which such Seller is a party (collectively, the “Seller Transaction Documents”), to perform his, her or its obligations under this Agreement and the other Seller Transaction Documents, and to carry out the transactions contemplated hereby and thereby.  All necessary corporate, partnership or limited liability company action (as applicable), and all necessary stockholder, partner, member, and other legal action, as the case may be, has been taken by such Seller (if a Selling Entity) to authorize the execution, delivery and performance of this Agreement and the other Seller Transaction Documents, and the consummation of the transactions contemplated hereby and thereby.  This Agreement has been duly executed and delivered by such Seller and is, and each of the other Seller Transaction Documents, when duly executed and delivered at Closing by such Seller, will be, the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms, except as enforceability of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief.

3.3            No Conflicts.

(a)            The execution, delivery and performance by such Seller of this Agreement and the other Seller Transaction Documents do not and will not (with or without the passage of time or the giving of notice, or both):

(i)        contravene, conflict with, or result in a violation of (A) the certificate or articles of incorporation or bylaws (or other organizational documents) of such Seller (if a Selling Entity), (B) any resolution adopted by the board of directors, the board of managers (or similar governing body), or equityholders of such Seller (if a Selling Entity) or (C) any material Laws or material Governmental Authorizations, in each case, in any material respect, binding upon or applicable to such Seller; or

(ii)                   contravene, conflict with, result in a violation or breach of, or constitute a default or otherwise cause any loss of benefit under, in each case in any material respect, any material agreement or other material obligation to which such Seller is a party or by which he, she or it or any of such Seller’s material assets are bound, or give to others any material rights (including rights of termination, foreclosure, cancellation, modification or acceleration) in or with respect to such Seller or any rights of any nature in or with respect to any of such Seller’s respective Company Securities.

(b)            There are no judicial, administrative or other governmental actions, proceedings or investigations that the Seller is a named party to, pending or, to the knowledge of such Seller, threatened, that question any of the transactions contemplated by, or the validity of, this Agreement or any of the other Seller Transaction Documents or which, if adversely determined, would have or would reasonably be expected to have a material adverse effect upon the ability of such Seller to enter into or perform such Seller’s obligations under this Agreement or any of the other Seller Transaction Documents.

3.4            Ownership of the Company Securities.  Such Seller owns the Company Securities ascribed to him, her or it, in Section 4.4 of the Disclosure Schedule beneficially and of record, free and clear of any Encumbrance and such Seller does not own any other equity securities of the Company or rights to acquire any other equity securities of the Company.  There are no options, warrants, purchase rights, or other contracts, commitments or agreements to which such Seller is a party that could require such Seller to sell, transfer or otherwise dispose of any of its Company Securities or that could affect the right of such Seller to convey the Company Securities owned by such Seller to Buyer at Closing, and such Seller has the absolute right, authority, power and capacity to sell, assign and transfer the Company Securities owned by him, her or it to Buyer free and clear of any Encumbrance (except for restrictions imposed generally by applicable securities Laws).  At the Closing, such Seller shall not be a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of the Company Securities.  Upon approval at the Closing by the Board of Directors of the Company of the transfer of the  Company Securities to the Buyer, Buyer will acquire good, valid and marketable title to such Company Securities, free and clear of any Encumbrance (except for applicable securities Laws restrictions).

3.5            Brokers.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of such Seller or any of its Affiliates that might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other Seller Transaction Document.

3.6            Purchase for Own Account.  The Buyer Securities issuable to such Seller are being acquired for investment for such Seller’s own account, not as a nominee or agent, in the ordinary course of business, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, without prejudice, however, to such Seller’s right at all times to sell or otherwise dispose of all or any part of such Buyer Securities in compliance with all applicable U.S. federal and state securities laws.  Such Seller (if not an individual) also represents that it has not been formed for the specific purpose of acquiring any Buyer Securities.  Such Seller does not have any agreement or understanding, whether or not legally binding, direct or indirect, with any other Person, to sell or otherwise distribute any Buyer Securities.  Subject to Section 3.11 hereof, the aforesaid shall not be interpreted to limit the ability of a Seller to transfer Buyer Securities to its Affiliates or by way of liquidation or distribution to its shareholders or limited or general partners.

3.7            Investment Experience.  Without the following modifying, amending or affecting such Seller’s right to rely on the truth, accuracy and completeness of all of Buyer’s representations and warranties contained in this Agreement or in any Transaction Document, such Seller understands that the purchase of Buyer Securities involves substantial risk.  Such Seller has experience as an investor in securities of companies and acknowledges that such Seller can bear the economic risk of its investment in the Buyer Securities and has such knowledge and experience in financial or business matters to be capable of evaluating the merits and risks of this investment in the Buyer Securities and protecting such Seller’s own interests in connection with this investment.

3.8            Status of Shareholder.  Such Seller is not a “U.S. Person” as defined by Rule 902 of Regulation S promulgated under the Securities Act, was not formed (if an entity) by a “U.S. Person” as defined by United States jurisdiction, and was not formed (if an entity) for the purpose of investing in securities not registered under the Securities Act.  Such Seller is not acquiring the Buyer Ordinary Shares for the benefit of a “U.S. Person” as defined by Rule 902 of Regulation S.  On the date hereof, such Seller was outside the United States.  Such Seller acknowledges, agrees and covenants that it will not engage in hedging transactions with regard to Buyer Ordinary Shares prior to the expiration of the distribution compliance period specified in Rule 903 of Regulation S promulgated under the Securities Act, unless in compliance with the Securities Act.  Absent another exemption from registration, such Seller will not resell Buyer Ordinary Shares to “U.S. Persons” or within the United States, unless pursuant to registration of such Buyer Ordinary Shares under the Securities Act.

3.9            Reliance Upon Seller’s Representations.  Such Seller understands that the issuance and sale thereto of Buyer Ordinary Shares will not be registered under the Securities Act on the ground that such issuance and sale will be exempt from registration under the Securities Act pursuant to Regulation S promulgated under the Securities Act and that Buyer’s reliance on such exemption is based on each Seller’s representations set forth herein.

3.10            Receipt of Information.  Such Seller has had an opportunity to ask questions and receive answers from Buyer regarding the terms and conditions of the issuance and sale of the Buyer Securities and the business, properties, prospects and financial condition of Buyer and to obtain any additional information requested, and has received and considered all information such Seller deems relevant to make an informed decision to purchase Buyer Securities.  Neither such inquiries nor any other investigation conducted by or on behalf of such Seller or its representatives or counsel shall modify, amend or affect such Seller’s right to rely on the truth, accuracy and completeness of such information and Buyer’s representations and warranties contained in this Agreement.

3.11            Restricted Securities.  Such Seller understands that the Buyer Ordinary Shares have not been registered under the Securities Act and such Seller will not sell, offer to sell, assign, pledge, hypothecate or otherwise transfer any of the Buyer Ordinary Shares during the 40 days following the Closing Date.  Such Seller agrees that Buyer may place stop transfer orders with Citibank N.A. (the “Transfer Agent”) (or any other transfer agent) with respect to the Buyer Ordinary Shares in order to implement the restrictions on transfer set forth in this Agreement.

3.12            Independent Investment.  Such Seller acknowledges that it is aware of its obligations as a beneficial owner of Buyer Ordinary Shares pursuant to Section 12(d) of the Exchange Act.

3.13            No Competing Investments.  Such Seller is not currently holding, evaluating, or currently has any plans to evaluate any investment opportunity or other activity relating to (i) AChE or diseases that are known to be related to AChE (including, without limitation AChE isoforms such as AChE-R) or (ii) the field of MG, other than the transactions contemplated hereunder.

SECTION 4.                                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Buyer as of the Closing Date that:

4.1            Organization and Good Standing.  The Company is duly organized, validly existing and in good standing under the laws of the State of Israel, and has all necessary corporate or limited liability company, as the case may be, power and authority to carry on its business as presently conducted, to own and lease the assets which it owns and leases, and to perform all of its obligations under each agreement to which it is a party or by which it or its assets are bound.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which its ownership or leasing of assets or properties or the nature of its activities requires such qualification, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

4.2            Power and Authorization.  The Company has all requisite right, power, and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party (collectively, the “Company Transaction Documents”), to perform its obligations hereunder and thereunder, and to carry out the transactions contemplated hereby and thereby.  Prior to the Closing, all necessary corporate, stockholder, limited liability company, member, and other legal action, as the case may be, has been taken by the Company to authorize the execution, delivery and performance by the Company of this Agreement and all other Company Transaction Documents.  This Agreement is, and each other Company Transaction Document, when duly executed and delivered at Closing by the Company, will be, the legal, valid and binding obligation of the Company, enforceable against it in accordance with their respective terms, except as enforceability of such obligations may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief.

4.3            No Conflicts.

(a)            The execution, delivery and performance of this Agreement and the Company Transaction Documents do not and will not (with or without the passage of time or the giving of notice, or both):

(i)        contravene, conflict with, or result in a violation of (A) the Memorandum or Articles of Association of the Company, (B) any resolution adopted by the board of directors or equityholders of the Company or (C), in each case in any material respect, any material Laws or material Governmental Authorizations binding upon or applicable to the Company;

(ii)                   contravene, conflict with, result in a violation or breach of, or constitute a default or otherwise cause any loss of benefit under, in each case, in any material respect, any material agreement or other material obligation to which the Company is a party or by which it or any of its material assets are bound, or give to others any material rights (including rights of termination, foreclosure, cancellation, modification or acceleration), in or with respect to the Company or any of its assets; or

(iii)                   result in, require or permit the creation or imposition of any Encumbrance upon or with respect to the Company Securities or any material Encumbrance upon or with respect to any assets owned or leased by the Company.

(b)            Except for the filing with the Israeli Registrar of Companies of notices regarding the transfer of all Company Securities to the Buyer and the Company’s Articles of Association adopted immediately prior to Closing, and replacement of the Company’s directors at the Closing, no Consent of, or registration, notification, filing or declaration with, any Governmental Body, creditor, lessor or other Person is required to be given or made by the Company in connection with the execution, delivery and performance of this Agreement and the other Company Transaction Documents.  As of the time of Closing, the Company has not received any request from any Governmental Body or other Person (other than Yissum, Prof. Mona Soreq, the Sellers and any Affiliates, consultants or representatives thereof) for information with respect to the transactions contemplated hereby and, to the knowledge of the Company, no such request is forthcoming or being contemplated by any Governmental Body

4.4            Capitalization.  The Company’s authorized, issued and outstanding capital stock and its other equity securities are fully and accurately described in Section 4.4 of the Disclosure Schedule.  The Company has not granted to any Person any preemptive or other similar rights with respect to any of such equity interests or other equity securities and there are no offers, options, warrants, rights, agreements or commitments of any kind (contingent or otherwise) entered into or granted by the Company relating to the issuance, conversion, exchange, registration, voting, sale or transfer of, any equity interests or other equity securities of the Company (including the Company Securities) or obligating the Company or any other Person to purchase or redeem any of such equity interests or other equity securities.  The Company Securities (i) constitute all of the issued and outstanding shares of capital stock and other equity securities of the Company, (ii) have been duly authorized, (iii) are validly issued and outstanding, fully paid and nonassessable, and (iv) have been issued in compliance in all material respects with all applicable securities Laws and other Laws.  The Company has no Subsidiaries and does not own any capital stock or equity interest of or in any other entity.

4.5            Compliance with Laws.

(a)            The Company is, and at all times has been, in compliance in all material respects with all applicable Laws and Governmental Authorizations. The Company has not received any written notice, order or other communication from any Governmental Body of any alleged, actual, or potential violation of, or failure to comply with, any Laws or Governmental Authorizations in any material respect.

(b)            No material Governmental Authorizations are required for the operation of the business of the Company as currently conducted.

4.6            Litigation.

(a)            There are no currently pending claims, actions, suits or proceedings (arbitration or otherwise): (i) that question any of the transactions contemplated by, or the validity of, this Agreement or any of the other Company Transaction Documents or which, if adversely determined, would reasonably be expected to have an adverse effect upon the ability of the Company to enter into or perform its obligations under this Agreement or any of the other Company Transaction Documents; (ii) to which the Company is a named party and that involve or affect the Company, its business or assets, before or by any Governmental Body, or before an arbitrator of any kind, which resulted in, or, if pending, seek damages or any injunctive or equitable relief whether or not covered by insurance and there are no pending investigations of such matters; or (iii) otherwise involving or affecting its directors, officers or equityholders in their capacities as such, before or by any Governmental Body, or before an arbitrator of any kind, which resulted in, or, if pending, seek damages or any injunctive or equitable relief whether or not covered by insurance and there are no pending investigations of such matters. To the knowledge of the Company, no such claim, action, suit, proceeding or investigation is presently threatened or is presently contemplated. There are no unsatisfied material judgments, penalties or awards against or affecting the Company or any of its businesses, properties or assets.

(b)            The Company has not been cited for material violations of any statute establishing standards of workplace safety or any regulation promulgated pursuant to such statute or paid any material fines or penalties with respect to any such citation. There have not been any inspections of any of the facilities of the Company by representatives of any Governmental Body vested with authority to enforce any Law establishing standards of workplace safety; (ii) the Company has not been notified in writing of any complaint or charge filed by any employee or employee representative with any such Governmental Body which alleges that the Company has violated in any material respect any Law establishing standards of workplace safety; and (iii) the Company does not maintain any condition, process, practice or procedure at any of their respective facilities that in any material respect violates any Law establishing standards of workplace safety.

(c)            There are not currently, and there have not been, any proceedings, claims or suits pending or, to the knowledge of the Company, threatened by any Governmental Body or by any participant or beneficiary against any of the employee benefit plans (other than routine benefit claims), the assets of any of the trusts under such plans or against the sponsor or the administrator or any fiduciary of any of such employee benefit plans with respect to the design or operation of the employee benefit plans

4.7            Financial Statements.

(a)            Section 4.7(a) of the Disclosure Schedule includes: (i) the balance sheets of the Company as at December 31, 2006 (including the notes thereto, the “Balance Sheet”) and December 31, 2005 and the related statements of income, changes in stockholders’ equity and cash flow for each of the fiscal years then ended, together with the report thereon of Mualem Glezer Inbar Junio & Co., independent accountants (the “Audited Financial Statements”); and (ii) the unaudited balance sheet of the Company as at June 30, 2007 (the “Interim Balance Sheet”) and the related unaudited statements of income, changes in stockholders’ equity and cash flow for the six months then ended (the “Unaudited Financial Statements”).  The Audited Financial Statements fairly present in all material respects the financial condition, cash flow and results of operations of the Company as at the respective dates thereof and for the periods therein referred to, all in accordance with Israeli GAAP.  The Unaudited Financial Statements fairly present in all material respects the financial condition, cash flow and results of operations of the Company as at the respective dates thereof and for the periods therein referred to, were prepared from the books and records of the Company in a manner consistent with the Company’s 2007 interim financial statements and have been prepared in accordance with Israeli GAAP.

(b)            The Company has no material liabilities or obligations of any nature, other than (i) as set forth on Section 4.7(b) of the Disclosure Schedule, (ii) as disclosed, reflected or reserved against on the Balance Sheet or the notes thereto, (iii) current liabilities incurred by the Company since the date of the Balance Sheet in the ordinary course of business consistent with past practice, (iv) liabilities and obligations that are not required under Israeli GAAP to be disclosed, reflected or reserved against on the Balance Sheet or the notes thereto, and (v) arising under the Transaction Documents.

(c)            The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions engaged in by the Company are executed in material compliance with the general policies of the Company and/or the general or specific authorizations of management of the Company, (ii) access to assets of the Company is permitted only in accordance with the general policies of the Company and/or the general or specific authorizations of management of the Company, and (iii) all intercompany transactions, charges and expenses among or between the Company, any Seller and/or their respective Affiliates are accurately reflected at fair arms’-length value on the books and records of the Company.

4.8            [INTENTIONALLY DELETED].

4.9            Inventory.  The inventory currently in the possession of the Company is valued at the lower of cost or fair market value, and is as set forth on Section 4.9 of the Disclosure Schedule.  Such inventory is fit for the purpose for which it was acquired.

4.10            Absence of Certain Changes and Events.  Since the date of the Balance Sheet, the Company has in all material respects conducted its businesses only in the usual and ordinary course consistent with past practice and, except as expressly contemplated by this Agreement or any other Transaction Document, there has not been any:

(i)        event, condition, occurrence, contingency or development that has had or would reasonably be expected to have a Material Adverse Effect;

(ii)                   declaration, setting aside or payment of any dividends or other distributions or payments in respect of any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company of any of such shares of capital stock or other securities of the Company;

(iii)                   amendment of any term of any outstanding security of the Company;

(iv)                   incurrence, assumption or guarantee by the Company of any indebtedness for borrowed money, other than in the ordinary course of business consistent with past practice;

(v)                   making of any loan, advance or capital contribution to or investment in any Person by the Company, other than travel and similar advances to employees, and advances and extended payment terms to suppliers, in each case in the ordinary course of business consistent with past practice;

(vi)                   change in the independent accountants of the Company or in the accounting methods, principles or practices followed by the Company (except for any such change required by reason of a change in Israeli GAAP);

(vii)                   (A) adoption, amendment or modification of an employee benefit plan with, or a manager insurance scheme in respect of, any director, officer, consultant or employee of the Company (or any amendment to any such existing agreement), (B) grant of severance or termination pay to any director, officer, employee, or consultant of the Company, (C) increase in the compensation of, or payment of any bonus to, any director, officer, employee, or consultant of the Company, or (D) change with respect to the compensation or other benefits payable to any director, officer, employee or consultant of the Company except, in the case of clauses (C) and (D), in the ordinary course of business consistent with past practice with respect to any employee (excluding any officers) of the Company;

(viii)                   material damage, destruction or loss to any material asset or property of the Company, other than damage that has been repaired, damaged assets that have been replaced or damage for the repair of which insurance proceeds have been received;

(ix)                   sale (other than sales of inventory and customer list rentals and exchanges in the ordinary course of business consistent with past practice), assignment, transfer, hypothecation, conveyance, lease, or other disposition of any material asset or property of the Company or mortgage, pledge, or imposition of any Encumbrance on any material asset or property of the Company (except for Permitted Encumbrances);

(x)                   incurrence or repayment of any liability or obligation (whether absolute, accrued, contingent or otherwise) to any Related Party or, other than in respect of current liabilities incurred in the ordinary course of business, any incurrence or repayment of any material liability or material obligation to any other Person or any discharge or satisfaction of any material Encumbrance other than in the ordinary course of business consistent with past practice;

(xi)                   failure to pay when due any material liabilities;

(xii)                   cancellation, discharge or satisfaction of any material debts or material claims to the Company or any amendment, termination, or waiver of any material rights of value to the Company;

(xiii)                   write down or write off of the value of any material asset of the Company, except for write downs and write offs of accounts receivable and inventory in the ordinary course of business consistent with past practice;

(xiv)                   failure to pay accounts payable or collect accounts receivable other than in the ordinary course consistent with past practice;

(xv)                   entry into, amendment, termination or receipt of notice of termination of any agreement or other document that is required to be disclosed in Section 4.11 or 4.13 of the Disclosure Schedule;

(xvi)                   material change in the business or operations of the Company or in the manner of conducting the same or entry by the Company into any material transaction (other than the transactions contemplated hereby), other than in the ordinary course of business consistent with past practice; or

(xvii)                   agreement, whether or not in writing, to do any of the foregoing by the Company.

4.11            Real Property.  Section 4.11 of the Disclosure Schedule describes each interest in real property owned or leased by the Company, including the location thereof and the lessor of any such leased property.  Except as described in Section 4.11 of the Disclosure Schedule, the Company has good and marketable title in fee simple to all of the real property reflected on the Balance Sheet as owned by it and owns all right, title and interest in all leasehold estates granted by the leases and other agreements required to be listed in Section 4.11 of the Disclosure Schedule, in each case free and clear of all Encumbrances except for Permitted Encumbrances With respect to any real property leased by the Company, except as described in Section 4.11 of the Disclosure Schedule, no event or condition exists that, with or without the passage of time or the giving of notice, or both, would constitute a material default or breach by the Company pursuant to any lease agreement governing such property.  No condemnation proceeding is pending or, to the knowledge of the Company, threatened with respect to any real property identified in Section 4.11 of the Disclosure Schedule.

4.12            Personal Property; Bank Accounts.

(a)            Except as described in Section 4.12 of the Disclosure Schedule: (i) the Company has good and valid title to all of their material properties and assets used in the conduct of their respective businesses free and clear of all Encumbrances (other than Permitted Encumbrances); and (ii) all material properties and assets owned or leased by the Company are in the possession or under the control of the Company and are in good condition and repair, ordinary wear and tear excepted.

(b)            Section 4.12 of the Disclosure Schedule contains a complete and accurate list of each bank, checking, money market, investment or similar account (each, a “Company Account”) owned by or used for the business and operations of the Company and each individual authorized to have access to and make transactions under each Company Account.

4.13            Material Contracts.

(a)            Except as expressly provided by this Agreement or the Transaction Documents or as described in Section 4.13 of the Disclosure Schedule, the Company is not a party to or bound by any:

(i)        agreement, indenture or other instrument relating to indebtedness for money borrowed or capital leases or any guarantee or similar undertaking in respect of any indebtedness or obligations of any Person (other than in connection with relocation of employees or the endorsement of negotiable instruments for collection in the ordinary course of business consistent with past practice);

(ii)                   Encumbrance of any nature (other than Permitted Encumbrances) relating to or affecting any of the assets or properties of the Company;

(iii)                   agreement, contract or commitment relating to a single capital expenditure of greater than $5,000 or any number of such agreements, contracts or commitments relating to capital expenditures of greater than $10,000 in the aggregate;

(iv)                   loan or advance to, or investment in, any Person or any agreement, contract or commitment relating to the making of any such loan, advance or investment, other than travel and similar advances to employees in the ordinary course of business consistent with past practice;

(v)                   management service, sales agency, sales representative, distributorship or any other similar contract (other than contracts disclosed pursuant to Section 4.19);

(vi)                   contract, agreement or commitment limiting the freedom of the Company to engage in any line of business or to compete with any Person;

(vii)                   contract, agreement, purchase order or other commitment involving the performance of services or delivery of goods or materials by or to the Company which is not terminable by the Company without payment of penalty or premium on not more than sixty days notice;

(viii)                   any other contract, agreement or commitment which is material to the business, operations, results of operations, assets, financial condition or prospects of the Company.

(ix)                   any manager insurance scheme in respect of any director, officer, employee or consultant of the Company.

(x)                   any employee benefit scheme, stock option plan or other contract, arrangement or commitment pursuant to which any director, officer, consultant or employee is entitled to any benefit, bonus or other compensation.

(b)            The Company has furnished or made available to Buyer true and complete copies of each agreement, plan and other document required to be disclosed in Section 4.13 of the Disclosure Schedule.

(c)            Each material contract, agreement or commitment disclosed or required to be disclosed in Section 4.11 or Section 4.13 of the Disclosure Schedule is in full force and effect and is valid, binding and enforceable against the Company in accordance with its terms, except in each case as enforceability of such agreements may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief.  The Company is not in violation in any material respect of any of the terms or conditions of any such contract, agreement or commitment, which violation would give the other party thereto the right to terminate, or charge any material penalty or demand or require any material increase in payment under, such contract, agreement or commitment, and all of the covenants to be performed by each other party thereto have been performed in all material respects.

4.14            Insurance.  Section 4.14 of the Disclosure Schedule contains a true and complete list of each policy and binder of insurance (including without limitation all clinical trial insurance policies and all manager insurance policies) owned by, or maintained for the benefit of, or respecting which, any premiums are paid directly or indirectly by the Company, in each case identifying: (i) the respective issuers and expiration dates thereof; (ii) all deductible amounts and amounts of coverage available and outstanding thereunder; (iii) whether such policies and binders are “claims made” or “occurrences” policies; (iv) all self-insurance programs or arrangements; and (v) any retrospective premium adjustments of which the Company has knowledge.  The Company is not in default under any such insurance policy.  All premiums due have been paid on such insurance policies.  The Company has not received (i) any written notice of cancellation of any policy or binder of insurance required to be identified in Section 4.14 of the Disclosure Schedule or any written notice with respect to any refusal of coverage thereunder; or (ii) any written notice that any issuer of such policy or binder has filed for protection under applicable bankruptcy or insolvency laws or is otherwise in the process of liquidating or has been liquidated in any material respect.  The Company has at all times maintained insurance in respect of all clinical studies conducted by the Company.

4.15            Intellectual Property.  Except as otherwise described in Section 4.15(a) of the Disclosure Schedule:

(a)            Section 4.15(a) of the Disclosure Schedule contains a true and complete list of each (i) patent and patent application (collectively, “Patents”), (ii) fictitious business name, trade name, registered and unregistered trademark, service mark and related application (“Marks”), (iii) issued and pending copyright registration in published and material unpublished works of authorship including Software works (“Copyrights”), (iv) Internet domain name registration and related application (collectively “Domain

Registrations”) and (v) all reports arising from all clinical trials previously conducted, or currently being conducted by the Company, in each case, owned by, exclusively licensed or otherwise used by the Company in connection with its business,  (A) the Company is the sole owner of, or has the exclusive perpetual right to use, all Intellectual Property owned or used by the Company, free and clear of all Encumbrances (other than Permitted Encumbrances and the terms of any license agreement that has been disclosed in Section 4.15(a) of the Disclosure Schedule relating to Intellectual Property that the Company exclusively licenses); (B) the Company has not granted or licensed to any Person any rights with respect to any Intellectual Property; (C) subject to the terms of any license agreement that has been disclosed in Section 4.15(a) of the Disclosure Schedule relating to Intellectual Property that the Company exclusively licenses, no other Person has any rights in or to any of the Intellectual Property owned by the Company; (D) the rights of the Company in and to any of such Intellectual Property owned by and licensed to the Company will not be limited or otherwise affected by reason of any of the transactions contemplated hereby; and (E) the Intellectual Property is sufficient for the conduct of the respective businesses of the Company after the Closing in the same manner as such businesses were conducted before the Closing.

(b)            All persons who could claim inventorship of any invention covered or claimed by any Patent that is owned by (as opposed to licensed to) the Company have entered into written agreements assigning to the Company all rights to such inventions for purposes of patentability..

(c)            The list of Patents set forth in Section 4.15(a) of the Disclosure Schedule sets forth the name of each jurisdiction in which such Patents have been granted and applied for and all application numbers.

(d)            The Company has not received any notice that the operations of the Company as currently conducted infringe in any material respect any trademark, copyright, patent or other proprietary right of any Person.

(e)            The Company has taken commercially reasonable (in light of its resources and stage of development) actions to maintain and protect each item of Intellectual Property that it owns or uses and to preserve and protect the secrecy, confidentiality and value of its Trade Secrets.

(f)            To the knowledge of the Company (including any employees with responsibility for intellectual property matters of the Company), except as set forth in Section 4.15(f) of the Disclosure Schedule, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any intellectual property rights of the Company.

(g)            The Company has delivered to the Buyer a correct and complete list of all Patents, registrations, applications, licenses, sublicenses, agreements, and permissions (as amended to date) comprising the Intellectual Property and have made available to the Buyer correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item.

(h)            (1) No Intellectual Property owned by or exclusively licensed to the Company is the subject of any outstanding judgment, injunction, order or decree restricting the use thereof by the Company or restricting the licensing thereof by the Company to any Person; to the knowledge of the Company, except as set forth in Section 4.15(h) of the Disclosure Schedule, no Patent owned by or exclusively licensed to the Company has been infringed or challenged or threatened in any material respect; and no Patent owned by or exclusively licensed to the Company is currently involved in any material interference, reissue, re-examination, opposition, invalidation or cancellation proceeding and, to the knowledge of the Company, no such proceeding is threatened; and

(ii)                  the Company has never agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to any item of Intellectual Property.

(i)            With respect to each item of Intellectual Property that any third party owns and that the Company uses pursuant to a license, sublicense, agreement, or permission:

(A)            the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

(B)            the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

(C)            except as set forth in Section 4.15(i) of the Disclosure Schedule, no party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(D)            no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

(E)            with respect to each sublicense, the representations and warranties set forth in subsections (A) through (D) above are true and correct with respect to the underlying license;

(F)            the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(G)            there are no outstanding payments due under any license or sublicense to which the Company is a party;

(H)            the Company has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission, and in relation to intellectual property rights described or referenced in Sections 4.15(f), 4.15(h) and 4.15(i) of the Disclosure Schedule, the Company has not at any time granted Yissum or any third party any sublicense or similar or other rights whatsoever under any of the Company Business Intellectual Property in relation to any research, d velopment, manufacturing, commercialization or other activities of Yissum or any third party;

(j)            Section 4.15(j) of the Disclosure Schedule contains a true and complete list of all Yissum owned patents that have been brought to the Company's knowledge and were abandoned by the Company; and

(k)            Section 4.15(k) of the Disclosure Schedule contains a true and complete list of all projects conducted by Yissum and Hebrew University in Jerusalem that were offered by Yissum to the Company in accordance with the Yissum Agreement and that the Company elected not to pursue.

4.16            Suppliers.  No vendor or supplier has terminated or materially reduced, or has given written notice to the Company that it intends to terminate or materially reduce, the amount of business done with the Company.  The Company does not currently have any knowledge of any such intention on the part of any such supplier or vendor, whether or not in connection with or as a result of, the transactions contemplated by this Agreement or any other Transaction Document.

4.17            Labor Matters.  (i) no application or petition for certification of a collective bargaining agent is currently pending, and no union or bargaining representative is currently certified as a representative of the employees of the Company; (ii) the Company has not been the subject of a representation campaign to organize any group of the Company’s employees; and (iii) there has not been and there is not currently pending any material labor arbitration or proceeding relating to the grievance of any employee of the Company, any application, charge or complaint filed by any such employee or union with any state or local agency, any strike, slowdown, picketing or work stoppage by any employees at any facility of the Company, any lockout of any such employees, or any other labor related controversy materially affecting the operations, assets, results of operations, financial condition or business of the Company.  Except for the terms of the real property leases to which the Company is currently a party, no agreement to which the Company is a party restricts in any material respect the Company from relocating, closing or terminating any of their operations or facilities or any portion thereof.

4.18            Employee Matters; Directors, Officers and Key Employees.

(a)            The Company is not a party to any Contract regarding collective bargaining or other Contract with any labor or trade union or collective bargaining group representing any employee of the Company. There are no unfair labor practice charges or complaints pending or, to the knowledge of the Company, threatened against the Company.

(b)            Section 4.18(b) of the Disclosure Schedule sets forth a list of the Company’s directors, officers, employees and consultants, and includes a list of each of such director’s, officer’s, employee’s and consultant’s employment and compensation terms as of the date hereof.

(c)            The Company is not delinquent in any material payment to any of its employees for any salaries, commissions, bonuses or other direct compensation for any services performed by any such employee through the date hereof or amounts required to be reimbursed to any of such Persons.  The Company has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to salaries and any other payments to employees.  The Company has made all required provisions and contributions to all managers insurance funds and educational funds in accordance with the terms of each employment agreement.

(d)            Upon termination of the employment of any employee in accordance with the relevant employment agreement or termination of a consulting relationship with any consultant in accordance with the relevant consulting agreement, in each case, on or before the Closing, neither the Company nor Buyer will by reason of anything done prior to the Closing Date be liable to any of such employee or consultant for severance pay or any other payments (other than as described in paragraphs (h) and (i) below).

(e)            The Company has previously delivered to Buyer copies of all employment, consulting, termination and severance Contracts with or for the benefit of, or otherwise relating to, any director, officer or key employee of the Company. None of the execution, delivery or performance of any Seller Transaction Document will result in any obligation to (i) pay any director, officer, key employee or consultant of the Company severance pay or termination, retention or other benefits or (ii) extend the notice period with respect to the termination of employment of any employee of the Company.

(f)            The Company has terminated all employee stock options plans ever established by the Company.

(g)            The Company has complied with all obligations under law with respect to any aspect of the employment of its employees, including with respect to the health and safety at work of its employees.

(h)            The Company paid in full all amounts to which employees whose employment has been terminated were entitled to, and any such terminated employee has executed a release letter in accordance with Section 29 of the Israeli Severance Pay Law (5723-1963) (the “Severance Pay Law”), whereby, interalia, the terminated employee acknowledged the receipt of all amounts to which he or she is entitled to and released the Company from any and all claims.

(i)            All obligations of the Company to provide statutory severance pay to all of its Israeli employees pursuant to the Severance Pay Law are fully funded or accrued on the Company’s financial statements.

(j)            There are no unwritten policies, practices or customs of the Company that, by extension, could reasonably be expected to entitle any employee to benefits in addition to what such employee is entitled to by applicable law or under the terms of such employee’s employment agreement (including unwritten customs or practices concerning the payment of statutory severance pay when it is not required under applicable law).

(k)            To the Company’s knowledge, except for customary confidentiality agreements with former employers, there are no agreements or arrangements (including any confidentiality, non-competition or proprietary rights agreement) to which the Company’s management employees, directors or officers is a party to, or is otherwise bound by, with any Person other than the Company that in any way materially affects or will materially affect (i) the performance of his or her duties, (ii) the ability of the Company to conduct its business, or (iii) his or her freedom to engage in any of the business conducted by the Company.

4.19            Affiliate Agreements.

(a)            Except as described in Section 4.19(a) of the Disclosure Schedule, there are not currently in effect any agreements or arrangements by and between the Company, on the one hand, and any Related Party on the other hand. Except as described in Section 4.19(a) of the Disclosure Schedule, no Related Party has (i) any ownership or leasehold interest in any property (whether real, personal, or mixed and whether tangible or intangible) used in or pertaining to the business of the Company or (ii) any claim for any amounts against the Company, other than (A) rights arising under the Transaction Agreements, (B) rights to be reimbursed for the Reimbursement Expenses (as provided herein), (C) rights which are being waived pursuant to the terms of this Agreement, and (D) the ownership interests of the Sellers in the Company Securities.

(b)            No amount of indebtedness is owed to the Company from any Related Party. No Seller has any right to receive any dividends or distributions with respect to any capital stock or debt of the Company, whether as a result of the transactions contemplated hereby or otherwise, other than each Seller’s respective right to receive such Seller’s portion of the Aggregate Cash Proceeds.

4.20            Environmental Matters.

(i)        The Company has complied and is in compliance, in each case in all material respects, with all Environmental, Health, and Safety Requirements.

(ii)                   Without limiting the generality of the foregoing, the Company has obtained, has complied, and is in compliance with, in each case in all material respects, all material permits, licenses and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of its facilities and the operation of its business.

(iii)                   The Company has not received any written or oral notice, report or other information regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any material investigatory, remedial or corrective obligations, relating to any of them or its facilities arising under Environmental, Health, and Safety Requirements.

(iv)                   None of the following exists at any property or facility owned or operated by the Company or its subsidiaries: (1) underground storage tanks, (2) asbestos-containing material in any friable and damaged form or condition, (3) materials or equipment containing polychlorinated biphenyls, or (4) landfills, surface impoundments, or disposal areas.

(v)                   The Company has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given or would give rise to material liabilities, including any material liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, pursuant to the any Environmental, Health, and Safety Requirements.

(vi)                   Neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any material obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any Environmental, Health, and Safety Requirements.

4.21            Books and Records.  True, complete and correct copies of the Memorandum and Articles of Association of the Company (or other comparable organizational documents) have been delivered to Buyer, and such documents, in the form delivered to Buyer, are in full force and effect.  The stock records of the Company fairly and accurately reflect the record ownership of all of its outstanding shares of capital stock and other equity securities of the Company.  The minute books of the Company contain complete and accurate records in all material respects of all meetings held of, and corporate action taken by, the stockholders, the boards of directors (or other comparable governing body) and each committee of the boards of directors of the Company.  Copies of such minute books and stock records have been, or prior to the Closing will be, made available to Buyer, and such records are complete and accurate in all material respects.

4.22            Brokers.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company that might be entitled to any fee or commission from the Company in connection with the transactions contemplated by this Agreement or any other Transaction Document.

4.23            Prohibited Funding Sources.  The Company has not received funding from (a) the United States government or any branch of the United States armed forces or (b) The Office of the Chief Scientist of the Israeli Ministry of Industry and Trade or (c) any other governmental entity or agency.  The Company is not aware of any such funding received by Yissum or the Hebrew University in Jerusalem in relation to the Yissum IP.

4.24            Clinical Trials.  Section 4.24(a) of the Disclosure Schedule contains a true and complete list of all clinical trials conducted by the Company.  Section 4.24(b) of the Disclosure Schedule contains a true and complete list of all clinical trial sites where clinical trials are currently being conducted by the Company.  All clinical trials conducted by the Company have been conducted and, where applicable, terminated, in accordance with all applicable Laws, regulations and guidelines.  Other than the persons included in the Phase Ib Clinical Study extension, whereby (i) four patients received a daily dosing of 150 µg/kg of Monarsen for three weeks; (ii) one patient received said dosing for two weeks; (iii) three patients received a daily dosing of 500 µg/kg for two weeks; and (iv) two patients received said dosing for one week, no Persons have been administered Monarsen for periods longer than one week.

4.25            Clinical Trial Incidents.  There are no claims currently pending or, to the knowledge of the Company, threatened, against the Company by a clinical trial subject, and the Company is not aware of any incident in any clinical trial which may give rise to such a claim.

4.26            BIRD-F Agreement.  No claims have arisen under the BIRD-F agreement as of the Closing Date and, to the best knowledge of the Company, none are likely to arise in the future.

4.27            Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Company.

4.28            No Exit Fee.  No payment of any nature whatsoever is due from the Company to Yissum or the Hebrew University in Jerusalem as a result of the transactions contemplated hereunder.

4.29            Professor Soreq.  There are no success fees or other similar payments due from the Company to Professor Mona Soreq as a result of the transactions contemplated hereunder.

4.30            No Severance Pay or Benefits.  Except for [*********] and [*******], there are no employees, consultants, directors or other persons who are entitled to (i) severance pay from the Company under applicable Laws or otherwise or (ii) claim any termination, retention or other similar benefits from the Company under applicable Laws or otherwise.

4.31            Payment of Registration Fees.  All annual registration fees due under applicable Laws have been paid by the Company.

4.32            No Payments as a Result of Clinical Trials.  Other than fees and reimbursement of costs paid in the ordinary course of business in connection with the conduct of clinical trials, there are no payments, entitlements or other benefits of any nature due from the Company to any Person as a result of the conclusion, whether successful or otherwise, of any clinical trial conducted by the Company in the past, present or future,.

SECTION 5.                                 REPRESENTATIONS AND WARRANTIES OF BUYER.

Buyer represents and warrants to each Seller as of the Closing Date that:

5.1            Organization and Good Standing.  The Buyer has been duly incorporated and is validly existing as a public limited company under the laws of England and Wales and has all necessary corporate power and authority to perform all of its obligations under each Transaction Document to which it is a party.  The Buyer has delivered to the Sellers’ Representative true, correct and complete copies of its articles or certificate of incorporation, as appropriate, and its constitutional documents.

5.2            Capitalization; Buyer Ordinary Share.  As of the Closing Date, the Buyer has an authorized and outstanding capitalization as set forth in the Buyer’s SEC Documents (subject to the issuance of ordinary shares upon exercise of stock options and warrants disclosed as outstanding in the Buyer’s SEC Documents and grant of options under existing stock option plans described in the Buyer’s SEC Documents).  All of the issued and outstanding shares of capital stock of the Buyer have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable English laws and were not issued in violation of any preemptive right, resale right, right of first refusal or similar right.  As of the Closing Date, and subject to Section 9.2 as at the Milestone Ia Payment Date and Milestone Ib Payment Date, upon issuance and delivery of the Initial Share Value Amount, Milestone Ia Consideration and Milestone Ib Consideration, as applicable, in accordance with this Agreement, (a) such Buyer Ordinary Shares will have been duly authorized and validly issued and will be fully paid and non-assessable, the Amarin Shares will have been issued in compliance with all applicable English laws and the ADSs representing Amarin Shares have been issued in compliance with all applicable U.S. securities laws, and will not have been issued in violation of any preemptive right, resale right, right of first refusal or similar right, (b) such delivery will convey to the Sellers good, valid and marketable title to such Buyer Ordinary Shares, free and clear of any Encumbrances (other than applicable securities laws), and subject to Section 9.6, the Buyer will have complied with all applicable rules in connection with the issuance of freely tradeable Buyer Ordinary Shares on Nasdaq, and in the case of the Initial Share Value Amount subject only to the 40-day distribution compliance period under Regulation S.

5.3            Power and Authorization.  The Buyer has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party (collectively, the “Buyer Transaction Documents”), to perform its obligations hereunder and thereunder and to carry out the transactions contemplated hereby and thereby.  All necessary corporate, shareholder and other legal action has been taken by the Buyer to authorize the execution, delivery and performance by it of this Agreement and each other Buyer Transaction Document to which it is, or is specified to be, a party.  The Buyer has duly executed and delivered this Agreement and has duly executed and delivered each other Buyer Transaction Document.  This Agreement and each other Buyer Transaction Document is the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its respective terms, except as enforceability of such objections may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and general principles of equity relating to the availability of specific performance and injunctive and other forms of equitable relief.

5.4            No Conflicts.

(a)            The execution and delivery by the Buyer of this Agreement does not, the execution and delivery by the Buyer of each Buyer Transaction Document to which it is, or is specified to be, a party will not, and the consummation of the transactions contemplated hereby and thereby and compliance by the Buyer with the terms hereof and thereof will not conflict with, or result in any violation or breach of or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon any of the material properties or assets of the Buyer under any provision of (i) the certificate of incorporation, by-laws or other similar organizational documents of the Buyer, (ii) any material agreement or other material obligation to which Buyer is a party or by which any of its properties or assets is bound or (iii) any material Laws or Governmental Authorizations binding upon or applicable to the Buyer.

(b)            No material Consents or registrations, notifications, filings or declarations with, any Governmental Body, creditor, lessor or other Person are required to be given or made by Buyer in connection with the execution, delivery and performance of this Agreement or any other Buyer Transaction Document.

5.5            SEC Filings.

(a)            As of their respective dates, the Buyer’s SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, and none of the Buyer’s SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of Buyer included in the Buyer’s SEC Documents (a) have been prepared from the books and records of the Amarin Group, (b) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (d) have been prepared in accordance with, (i) in the case of Buyer’s 20-F, U.K. GAAP and (ii) in the case of all other Buyer’s SEC Documents, IFRS, in each case, consistently applied throughout the periods involved (except as may be indicated therein or in the notes thereto) and (d) present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Amarin Group as of the dates or for the periods indicated therein, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments and the absence of footnote disclosure.

(b)            Except as disclosed in the Buyer’s SEC Documents, none of Buyer or any of its consolidated Subsidiaries has any liabilities or obligations that are required to be disclosed pursuant to (i) in the case of Buyer’s 20-F, U.K. GAAP and (ii) in the case of all other Buyer’s SEC Documents, IFRS.

5.6            No Reliance; Investment Experience.  Without the following modifying, amending or affecting the Buyer’s right to rely on the truth, accuracy and completeness of all of Sellers’ and the Company’s representations and warranties contained in this Agreement or in any Transaction Document, the Buyer understands that the purchase of the Company Securities involves substantial risk.  The Buyer has experience as an investor in securities of companies and acknowledges that the Buyer can bear the economic risk of its investment in the Company Securities and has such knowledge and experience in financial or business matters so as to be capable of evaluating the merits and risks of its investment in the Company Securities and protecting the Buyer’s own interests in connection with this investment..

5.7            Receipt of Information.  Buyer has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance and sale of the Company Securities and the business, properties, prospects and financial condition of the Company and to obtain any additional information requested, and has received and considered all information the Buyer deems relevant to make an informed decision to purchase the Company Securities. Neither such inquiries nor any other investigation conducted by or on behalf of Buyer or its representatives or counsel shall modify, amend or affect Buyer’s right to rely on the truth, accuracy and completeness of such information and Sellers’ representations and warranties contained in this Agreement.

5.8            Brokers.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Buyer that might be entitled to any fee or commission from the Company or from any of the Sellers or their Affiliates in connection with the transactions contemplated by this Agreement or any other Transaction Document

SECTION 6.                                 [INTENTIONALLY DELETED].

SECTION 7.                                 COVENANTS OF EACH SELLER

7.1            Records.  On the date hereof, each of the Sellers shall deliver or cause to be delivered to Buyer all material agreements, documents, books, records and files relating to the business and operations of the Company (collectively, “Records”), if any, in the possession of such Seller to the extent not then in the possession of the Company, subject to the following exceptions:

(a)            Buyer recognizes that certain Records may contain incidental information relating to the Company or may relate primarily to a Seller or an Affiliate of such Seller and that such Seller may retain such Records and shall provide copies of the relevant portions thereof to Buyer; and

(b)            Each Seller may retain (i) all Records prepared by such Seller or its Representatives in connection with the transactions contemplated by this Agreement, including analyses relating to the Company and (ii) copies of all materials received by any Related Party that is a director of the Company as of the date hereof in connection with such Person’s acting in such capacity.

7.2            Non-Solicitation and Non-Compete.

(a)            From the Closing Date, no Key Seller will, for a period of 36 months thereafter (the “Restricted Period”) (1) subject to Section 7.2(b), Compete, (2) directly or indirectly hire any employee (including any individual who is an employee of the Company or the Buyer during the 6 month period prior to the Closing Date) of the Company or the Buyer, unless such person has been terminated by the Company or the Buyer, or solicit, encourage, or engage in any activity to induce any such employee or consultant to terminate its employment or consultancy with or interest in the Company or the Buyer, or to become employed by, or to enter into a business relationship with any other person or entity (it being understood that this Section 7.2(a)(2) does not apply to the hiring by any Key Seller of Ehud Geller, Eli Hazum or Yoav Waizer); or (3) otherwise intentionally disrupt or interfere with, or attempt to disrupt or intentionally interfere with, the relations of the Company or the Buyer with any actual or potential client, strategic partner, subcontractor or consultant or any other material relationship of the Company or the Buyer.  From the Closing Date, no Seller shall make any materially false or inaccurate statements (whether in oral, written, electronic or other form) to any media outlet, industry member-company or group, financial institution, rating agency or current or prospective employee, consultant, strategic partner or subcontractor of the Company or the Buyer or current or prospective consultant to or representative of the Company or the Buyer, regarding the Company or any of the Company’s officers, employees, consultants or agents or about the business, operations, financial condition or prospects of the Company. From the Closing Date, the Buyer and its Affiliates shall not make any materially false or inaccurate statements (whether in oral, written, electronic or other form) to any media outlet, industry member-company or group, financial institution, rating agency or current or prospective employee, consultant, strategic partner or subcontractor of any Seller or current or prospective consultant to or representative of a Seller regarding a Seller or this transaction; provided that nothing in this Section 7.2(a) shall prevent the Buyer or any Seller from making any announcement required under applicable Laws or the rules or regulations of Nasdaq or the AIM Rules relating to the taking of a warranty claim.

(b)            Buyer agrees that Section 7.2(a) will not restrict Ehud Geller, Eli Hazum, or Yoav Waizer from participating in any Other Medica Fund as a general partner, limited partner, shareholder, director, officer, consultant to, or employee of such Other Medica Fund which Competes or may Compete with the Company, provided that during the Restricted Period:

(i)        in the event that such Other Medica Fund proposes to engage or invest in a Competing Activity, Ehud Geller, Eli Hazum, and Yoav Waizer shall not advise on, consult with, participate in any decision, vote or act in any other manner in relation to the consideration by such Other Medica Fund to engage or invest in such Competing Activity; nor

(ii)                   in the event that such Other Medica Fund enters into an investment, agreement or other arrangement with any Person in relation to a Competing Activity, none of Ehud Geller, Eli Hazum, or Yoav Waizer shall be involved in any way at any time with the Competing Activity whether as advisor, consultant, employee, officer, or in any other capacity.

(c)            Each Key Seller and Buyer agree that, in the event of a breach of the non-solicitation and non-compete covenants contained in Section 7.2(a) or (b) of this Agreement, the damage or imminent damage to the value and the goodwill of the Company shall be inestimable and that therefore any remedy at Law or in damages would be inadequate. Accordingly, the parties agree that following prior written notice to the relevant Key Seller, Buyer shall (without the necessity of posting any bond or other security), in addition to Damages incurred by reason of any such breach, be entitled to injunctive relief, including specific performance, with respect to any such breach in any court of competent jurisdiction against such Key Seller. The duration of the restrictions set forth in this Section 7.2 shall be extended by a period of time equal to the number of days, if any, during which a Key Seller is in violation of this covenant.

(d)            If, at the enforcement of this Section 7.2, a court holds that the duration or scope stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration or scope reasonable under such circumstances will be substituted for the stated duration or scope and that the court will be permitted to revise the restrictions contained in this Section 7.2 to cover the maximum duration and scope permitted by law.

7.3            Distribution Compliance Period.  Each Seller, the Escrow Agent and the Tax Trustee (as such term is defined in Section 13.1(h)) agrees not to resell, pledge or transfer any

Buyer Ordinary Shares within the United States or to any U.S. Person, as such term is defined in Regulation S, during the 40 days following the Closing Date.

7.4            Litigation Support.  In the event and for so long as Buyer is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Company, each of the Sellers will reasonably cooperate with Buyer or its counsel in the contest or defense and reasonably provide such testimony as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the Buyer.

7.5            Notice of Change of Information.  Each Seller agrees to notify the Sellers’ Representative of any changes in such Seller’s notice information or change in any other information the Buyer requires in order to deliver payments of cash or Buyer Securities hereunder (the “Notification Details”).  The Sellers’ Representative shall promptly notify the Buyer of any such changes in writing.  In the absence of any such notification in writing prior to the time the Buyer is required to make a payment of cash or Buyer Securities hereunder, the Buyer shall be entitled to use the Notification Details provided at Closing to make any such payments of cash or Buyer Securities.  Buyer shall have no liability for any failure of any payment of cash or Buyer Securities to reach any Seller as a result of an error or omission in such Seller’s Notification Details.

SECTION 8.                                 [INTENTIONALLY DELETED]

SECTION 9.                                 ADDITIONAL COVENANTS OF BUYER AND SELLERS

9.1            Further Assurances.  Subject to the terms and conditions of this Agreement and the other Transaction Documents, Buyer and Sellers shall from time to time and without further consideration execute such further instruments and take such other actions as any other party hereto shall reasonably request in order to fulfill its obligations under any of the Transaction Documents, to effectuate the purposes of the Transaction Documents and to provide for the orderly and efficient transition of the ownership of the Company to Buyer.

9.2            Issue of Subsequent Milestone Shares.

(i)        If on the Milestone Ia Payment Date or the Milestone Ib Payment Date, as applicable, the Buyer Ordinary Shares are listed on Nasdaq, then, as soon as practicable after the Milestone Ia Payment Date or the Milestone Ib Payment Date, as applicable, taking into account the then relevant issues arising under U.S. securities laws, but not later than 60 days thereafter, Buyer shall issue to the Sellers Buyer Ordinary Shares that are freely tradeable on Nasdaq (whether pursuant to an effective Buyer registration statement, Regulation S or other applicable exemption from registration under the Securities Act); or

(ii)                   If on the Milestone Ia Payment Date or the Milestone Ib Payment Date, as applicable, the Buyer Ordinary Shares are not listed on Nasdaq, then, as soon as practicable after the Milestone Ia Payment Date or the Milestone Ib Payment Date, as applicable, taking into account the relevant issuing logistics, but not later than 30 days thereafter, Buyer shall issue to the Sellers Amarin Shares that are freely tradeable on AIM.

9.3            Public Announcements.  Each party hereto agrees that no public release or announcement concerning the transactions contemplated by this Agreement and the other Transaction Documents shall be issued by any such party without the prior consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except (a) press releases by the Buyer regarding the execution of this Agreement, (b) any other release that may be required by applicable Laws or the rules or regulations of Nasdaq (including on Form 6-K of the SEC) or the AIM Rules, or (c) disclosure by any Seller, in accordance with the terms of Section 9.7 of this Agreement, to any of its Representatives or other equityholders (including shareholders of a company, or the general or limited partners in a partnership) of the general monetary and structural terms of the transactions contemplated hereby or the disclosure generally that the transactions contemplated hereby have been consummated. For the avoidance of doubt, any information disclosed under clauses (a) or (b) above may be repeated by the other parties hereto without limitation.

9.4            Release.

(a)            From and after the Closing, each of the Sellers shall have no rights, hereunder or otherwise, to indemnification or contribution from the Company with respect to any matters occurring prior to Closing, including any inaccuracy in or breach of any representation or warranty of the Company made in or pursuant to this Agreement or any Transaction Document, or any breach or nonfulfillment of any pre-Closing covenant or pre-Closing obligation of the Company contained in this Agreement or any Transaction Document, and each Seller hereby irrevocably releases the Company from any liability for any such claim. Notwithstanding the foregoing, the terms of this Section 9.4 shall in no way alter, affect or amend (i) the rights or claims of any Seller against any Person under this Agreement or any other Transaction Document (including rights to indemnification pursuant to Section 12), (ii) the obligations of the parties hereto to comply with their respective agreements, covenants and other obligations under this Agreement and the other Transaction Documents, and (iii) the rights of any Seller under any contract or other agreement entered into in accordance with the terms hereof or pursuant to any employee arrangement to which such Seller is subject or a party or in relation to any Seller’s status as an employee or consultant of the Company (each of (i), (ii) or (iii) above, a “Waiver Exclusion”).

(b)            Subject to each Waiver Exclusion, each Seller hereby waives all rights to receive any notice required to be delivered pursuant to any agreements, whether currently or previously existing, between such Seller and the Company or among Sellers with respect to the Company in connection with the execution and delivery of any Transaction Document and the transactions contemplated by any Transaction Document.

(c)            Each Seller hereby acknowledges and agrees that, prior to the Closing, each agreement set forth in Section 9.4(c) to the Disclosure Schedule shall be terminated and be of no further force and effect, and each such Seller further acknowledges and agrees that such

Seller is not entitled to any payment from the Company or any other Person in connection with such termination.

9.5            Access to Information.  After the Closing Date, the Company shall, and Buyer shall cause the Company to, allow Sellers’ Representative reasonable access to all of the personnel, books, records, plants, offices and other facilities and properties of the Company, during normal business hours and upon reasonable prior notice, as reasonably required to assist any Seller in complying with any tax, payment or reporting obligations under applicable Laws.

9.6            Filings.  Buyer undertakes that all of its filings and reports shall comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, and none of its filings shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of Buyer to be included in such filings (a) shall have been prepared from the books and records of the Amarin Group, (b) shall comply as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (c) shall have been prepared in accordance with the accounting standards applicable at such time consistently applied throughout the periods involved (except as may be indicated therein or in the notes thereto) and (d) shall present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Amarin Group as of the dates or for the periods indicated therein, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments and the absence of footnote disclosure.

9.7            Confidential Information.  Each Seller acknowledges and agrees that neither it nor any of its Affiliates shall use for any purpose or shall disclose, any confidential and  proprietary information of or relating to Buyer or the Company to any Person (other than his, her or its Representatives, the Sellers’ Representative or another Seller) without the prior written consent of Buyer; provided, however, that the foregoing restriction shall not apply to (i) any information which is or becomes publicly known through no fault of such Seller or which is lawfully obtained from a third party that is not bound by a contractual, legal or other confidentiality obligation to the Company or the Buyer, (ii) any disclosure required by applicable Law, any order or judgment of a Governmental Body, any rule or regulation of the Nasdaq Stock Market (“Nasdaq”), the London Stock Exchange or another securities exchange applicable to such Seller or in connection with the enforcement of such Seller’s rights under any Seller Transaction Document or Company Transaction Document, (iii) any disclosures required or requested by any Governmental Body regulating trade and/or business combinations in connection with its review of the transactions contemplated hereby or (iv) any disclosures by a Seller to its Representatives or other equityholders; provided that such Representatives or equity holders are bound by obligations of confidentiality no less onerous than those set out herein; provided, further that, in any such event, a Seller shall be responsible for any breach of the terms hereof by any of its Representatives to whom or to which such confidential and proprietary information was disclosed by such Seller; and providedfurther that, disclosure by any Seller to any of its Representatives or other equityholders (including shareholders of a company, or the general or limited partners in a partnership) of the general monetary and structural terms of the transactions contemplated hereby or the disclosure generally that the transactions contemplated hereby have been consummated shall not constitute a breach of this Section 9.7.

9.8            Maximum Acquired Buyer Securities.  Each Seller whether acting alone or Acting in Concert with another Seller or another Person shall not at any time, including following the Closing Date, whether in one or more transactions and whether or not aggregated with any existing holding, be issued or acquire Buyer Securities carrying 30% (thirty percent) or more of the voting rights of the Buyer or otherwise be required to make a mandatory offer under Rule 9 of the Takeover Code.

9.9            Admission of Buyer Ordinary Shares; Listing.  Within two Business Days after the Closing Date, the Buyer shall procure that the London Stock Exchange shall have agreed to admit the Buyer Ordinary Shares that make up the Initial Share Value Amount to AIM, and such Shares shall be freely tradeable on Nasdaq, following the 40-day distribution compliance period under Regulation S.

SECTION 10.                                 TAX MATTERS

10.1            Tax Representations of the Company.  The Company hereby represents and warrants to Buyer as of the Closing Date that:

(a)            All Tax Returns, or extensions relating thereto, required to be filed by or with respect to the Company have been timely and properly filed, and all such Tax Returns are materially correct and complete.

(b)            All liabilities for Taxes of the Company with respect to taxable periods ending on or before, and the portion of any interim period up to, the Closing Date have been fully and timely paid (to the extent due and payable), or, in the case of Taxes not yet due fully provided for on the Balance Sheet or the Interim Balance Sheet or, in the case of Taxes accruing after the date of the Unaudited Financial Statements, materially provided for on the books and records of the Company in accordance with past practice. There are no Encumbrances relating to Taxes, other than Permitted Encumbrances of the type set forth in clause (i) of the definition thereof, existing or, to the knowledge of the Company, threatened or pending with respect to any asset of the Company.

(c)            No issues have been raised in writing with the Company (or are currently pending) by the Ministry of Finance or any agency thereof or any other taxing authority in connection with any of the Tax Returns referred to in Section 10.1(a) (including any assertion by a taxing authority that a required Tax Return was not filed), and no waivers of statutes of limitations have been given with respect to any such Tax Returns or with respect to any Taxes.

(d)            No Tax Returns of ,or with respect to, the Company are currently under examination by the Ministry of Finance, any agency thereof or by other taxing authorities. There are no material unpaid deficiencies asserted or assessments made by any taxing authority against the Company.

(e)            No elections made by the Company for income or franchise Tax purposes are currently applicable. The books and records of the Company are sufficient to prove the correctness of all Tax Returns for open Tax years and to determine and to prove the adjusted Tax basis for federal income Tax purposes of each asset of the Company.

(f)            The Company (i) is not a party to any agreement, with any Person, providing for the allocation or sharing of Taxes and (ii) has not been included in any “consolidated,” “unitary” or “combined” Tax Return with any such Person.

(g)            There are no unpaid taxes in any material amount due to any taxing authority, and the officers of the Company know of no basis for any such claim that unpaid taxes are due to any taxing authority. All taxes and other assessments and levies that the Company is required to withhold or to collect for payment have been, in all material respects, duly withheld and collected and paid to the proper governmental entity or third party when due. There are no tax liens or claims pending or, to the Company’s knowledge, threatened against the Company or any of its assets or property.

(h)            There is no material dispute or claim concerning any Tax liability of the Company either (A) claimed or raised by any authority in writing or (B) as to which the Company has knowledge.

SECTION 11.                                 CLOSING CONDITIONS

11.1            Conditions to Obligation of Buyer.  The obligation of Buyer to purchase the Company Securities and to take the other actions required to be taken by Buyer at Closing is subject to the satisfaction or waiver by Buyer at the Closing of each of the following conditions:

(a)            Performance.  Each Seller shall have (i) executed and delivered to Buyer this Agreement and the other Seller Transaction Documents, (ii) delivered to Buyer certificates representing all of the Company Securities owned by such Seller, with share transfer deeds executed in blank in proper form for transfer, and (iii) delivered to Buyer each other document and agreement and taken such other actions as are required pursuant to Section 2.2.

(b)            Representations and Warranties.  The representations and warranties of the Company and each Seller contained in this Agreement and the other Seller Transaction Documents shall have been true and correct in all material respects as of the date hereof (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall have been true and correct in all material respects as of such earlier date) and the Buyer shall have received the certificate of the Chief Executive Officer and the Chief Financial Officer referred to in Section 2.2(b)(i).

(c)            Performance of Covenants.  The Company and each Seller shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by the Company or each such Seller.

(d)            Approvals.  All Governmental Authorizations and third party consents necessary for the consummation of the transactions contemplated hereby or under any other Transaction Document shall have been obtained or received and all other filings or notices with any Governmental Body or third party necessary for the consummation of the transactions contemplated hereby or under any other Transaction Document shall have been made.

(e)            Legal Matters.  No temporary, preliminary, permanent or final order, injunction or judgment of a court of competent jurisdiction or other Governmental Body shall have been issued or rendered that would prevent or render unlawful the consummation of the transactions contemplated by this Agreement or any other Transaction Document.  There shall be no pending suit, action, proceeding (including arbitration) or investigation brought or threatened by any Person (other than Buyer or an Affiliate of Buyer), wherein an unfavorable judgment in connection therewith would prevent or render unlawful the consummation of the transactions contemplated by this Agreement or any other Transaction Document.

(f)            Resignations.  Buyer shall have received resignations from all of the directors and secretary of the Company.

(g)            Termination or Amendment of Employment Contracts; Consulting Agreements and other Agreements.  The following contracts, agreements or arrangements shall have been terminated or amended on terms satisfactory to the Buyer:

(i)        the consultancy agreement with Axel Unterbeck;

(ii)                   the office services and sublease agreement between the Company and Tzory Medica (Management) Israel Ltd.; and

(iii)                   all employee stock option plans adopted by the Company.

(h)            Opinion of Counsel.  Buyer shall have received the opinion of Ori Rosen & Co., counsel for the Company, in substantially the form attached hereto as Exhibit 3 dated as of the date hereof.

(i)            Adoption of New Articles of Association.  The Company shall have adopted new Articles of Association in a form satisfactory to the Buyer.

(j)            Termination of Other Agreements of Shareholders.  Each agreement set forth in Section 9.4(c) to the Disclosure Schedule shall have been terminated and be of no further force and effect and each Seller shall have waived any and all rights granted to it thereunder.

All actions to be taken by the Sellers in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer.

11.2            Conditions to Obligation of Sellers.  The obligation of each Seller to sell the Company Securities and to take the other actions required to be taken by such Seller (or by the Sellers’ Representative on behalf of the Sellers) at Closing is subject to the satisfaction or waiver by the Sellers’ Representative at the Closing of each of the following conditions:

(a)            Performance.  The Buyer shall have (i) executed and delivered to the Sellers’ Representative this Agreement and the other Buyer Transaction Documents, (ii)

made the payments required to have been made by Buyer pursuant to Section 2.2 and (iii) delivered to the Sellers’ Representative the other documents and agreements and taken such other actions as are required in Section 2.2.

(b)            Representations and Warranties.  The representations and warranties of Buyer contained in this Agreement and in the other Buyer Transaction Documents shall have been true and correct in all material respects as of the date hereof (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall have been true and correct in all material respects as of such earlier date); provided, however, the representations and warranties of Buyer in Section 5.2, shall be true and correct in all respects as of the Closing Date.

(c)            Performance of Covenants.  Buyer shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement and each other Buyer Transaction Document to be performed or complied with by them before or at the Closing.

(d)            Approvals.  All Governmental Authorizations necessary for the consummation of the transactions contemplated hereby or under any other Transaction Document shall have been obtained or received and all other filings with any Governmental Body necessary for the consummation of the transactions contemplated hereby or under any other Transaction Document shall have been made.

(e)            Tax Ruling. A tax ruling governing the taxation of Sellers in connection with this transaction, including the exemption of the Buyer from any withholding at source, shall have been obtained from the Israeli Tax Authority, in form and substance to the reasonable satisfaction of the holders of a majority in interest of the Sellers.

(f)            Legal Matters.  No temporary, preliminary, permanent or final order, injunction or judgment of a court of competent jurisdiction or other Governmental Body shall have been issued or rendered that would prevent or render unlawful the consummation of the transactions contemplated by this Agreement or any other Transaction Document.  There shall be no pending suit, action, proceeding (including arbitration) or investigation brought or threatened by any Person (other than by the Company, any Seller or any Related Party), wherein an unfavorable judgment in connection therewith would prevent or render unlawful the consummation of the transactions contemplated by this Agreement or any other Transaction Document.

11.3            Opinion of Counsel.  Sellers’ Representative shall have received an opinion of Kirkpatrick & Lockhart Preston Gates Ellis llp, U.K. counsel for Buyer, in substantially the form attached as Exhibit 4(a)  hereto and an opinion of Cahill Gordon & Reindel llp, U.S. counsel for Buyer in substantially the form attached as Exhibit 4(b) hereto, in each case, dated as of the Closing.

11.4            Frustration of Closing Conditions.  None of the parties hereto may rely on the failure of any condition set forth in this Section 11 to be satisfied if such failure was caused by Buyer’s failure to act in good faith or to use commercially reasonable efforts to cause the Closing to occur or the Company or any Seller’s failure to act in good faith or to use commercially reasonable efforts to cause the Closing to occur, in each case as required hereunder.

SECTION 12.                                 INDEMNIFICATION

12.1            Indemnification with Respect to Sellers.  Subject to the terms and conditions of this Section 12, each Seller, severally shall indemnify and hold Buyer and its Affiliates (including, after the Closing, the Company) and each of their respective officers, directors and shareholders (each such Person, a “Buyer Indemnified Party”) harmless against and in respect of any and all losses, costs, expenses, claims, damages, obligations and liabilities, including reasonable attorneys fees and disbursements (“Damages”), which such Buyer Indemnified Party has suffered, incurred or become subject to arising out of, based upon or otherwise resulting from (i) any breach of any representation or warranty of such Seller made in Section 3; (ii) any breach of any covenant or obligation of such Seller contained in this Agreement.

12.2            Indemnification with Respect to the Company.  (i) Subject to the terms and conditions of this Section 12, each of the Sellers shall indemnify and hold each Buyer Indemnified Party harmless against and in respect of any and all Damages which such Buyer Indemnified Party has suffered, incurred or become subject to arising out of, based upon or otherwise resulting from:

(a)            any breach of any representation or warranty of the Company made in Section 4 or Section 10; and

(b)            without limiting the foregoing any fees of any broker or finder employed by the Company, the Sellers, or any of their respective Affiliates in connection with the transactions contemplated hereby.

(ii)             With respect to the Sellers’ indemnity obligation with respect to a breach of a representation or warranty of the Company set forth in Section 10.1, the parties agree that none of the Sellers shall be required to indemnify for breach of a representation set forth in Section 10.1 except for out-of-pocket payments for Taxes due from the Company (it being understood, for example, that reducing the amount of losses that the Company may carry forward, in itself, shall not be reimbursable hereunder), and until the relevant amount becomes due and payable to the relevant taxing authority or the relevant Tax claim by a taxing authority is otherwise resolved. Further, neither Buyer nor the Company shall amend any Tax Return filed on or before the Closing Date.  In addition, neither Buyer nor the Company shall amend any Tax Return filed on or before the Closing Date without the written consent of the Sellers’ Representative, except for the purpose of claiming a refund resulting from a carryback from a period ending after the Closing Date.

12.3            Indemnification by Buyer.  Buyer shall, and after the Closing, the Company shall, indemnify and hold Sellers, their Affiliates, and their respective officers, directors, members, partners and equityholders (each such Person, a “Seller Indemnified Party”) harmless against and in respect of any and all Damages which such Seller Indemnified Party has suffered, incurred or become subject to arising out of, based upon or otherwise resulting from:

(a)            any breach of any representation or warranty of Buyer made in Section 5;

(b)            any breach of any covenant or obligation of Buyer contained in this Agreement;

(c)            from and after the Closing, the operations of the business of the Company, except to the extent the foregoing gives rise to an indemnifiable claim pursuant to Section 12.1 or Section 12.2; or

(d)            without limiting the foregoing, any fees of any broker or finder employed by the Buyer or any of its Affiliates in connection with the transactions contemplated hereby.

12.4            Inter-Party Claims.  Subject to Section 12.11, in order for a Buyer Indemnified Party or a Seller Indemnified Party (each, an “Indemnified Party”) to be entitled to any indemnification pursuant to this Section 12 (an “Inter-party-Claim”), the Indemnified Party shall, within 20 days after receiving actual notice of the facts or circumstances forming the basis of such claim notify the other party or parties from whom such indemnification is sought (the “Indemnifying Party”) and the Escrow Agent in writing (the “Inter-party Indemnity Notice”) specifying in reasonable detail the basis of such claim; provided, that failure to give such Indemnity Notice when due shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any fees and expenses incurred during the period in which the Indemnified Party failed to give such notice in accordance with this Section 12.4), and provided further that the Indemnifying Party shall not be required to indemnify the Indemnified Party for any claim for which actual Indemnity Notice of the facts or circumstances forming the basis of such claim is received subsequent to the expiration of the survival period of the underlying representation or warranty the breach of which is or may be the basis of such claim (the “Survival Period”).  The Indemnified Party shall thereupon give the Indemnifying Party reasonable access to the books, records and assets of the Indemnified Party and its Affiliates which evidence or support such claim or the act, omission or occurrence giving rise to such claim and the right, upon prior notice during normal business hours, to interview any Representative of the Indemnified Party and its Affiliates related thereto.

12.5            Third Party Claims.

(a)            Subject to Section 12.11, in order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim made by any Person (other than an Indemnifying Party) against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall, within 20 days after receiving actual notice of the facts or circumstances forming the basis of such claim (“Third Party Indemnity Notice”), notify the Indemnifying Party and the Escrow Agent in writing of the Third Party Claim (which Third Party Indemnity Notice shall specify in reasonable detail the events giving rise to such Third Party Claim); provided, further, however failure to give such Third Party Indemnity Notice when due shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any fees and expenses incurred during the period in which the Indemnified Party failed to give such Third Party Indemnity Notice in accordance with this Section 12.5), and provided further that the Indemnifying Party shall not be required to indemnify the Indemnified Party for any Third Party Claim for which actual Third Party Indemnity Notice of the facts or circumstances forming the basis of such claim is received subsequent to the expiration of the Survival Period.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly following the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(b)            The Indemnifying Party may assume the defense of any Third Party Claim with counsel selected by the Indemnifying Party (provided such counsel is reasonably acceptable to the Indemnified Party and which shall be deemed acceptable if the Indemnified Party does not otherwise notify the Indemnifying Party within 20 days after having been notified of the identity thereof) by providing notice to the Indemnified Party within 20 days after receiving written notice from the Indemnified Party pursuant to Section 12.5(a). If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood and agreed that the Indemnifying Party shall control such defense, and the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party fails to assume the defense of a Third Party Claim by providing notice pursuant to this Section 12.5(b), the Indemnifying Party shall be liable for the fees and expenses of one outside counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than any period in which the Indemnified Party shall have failed to provide notice of such Third Party Claim as required above). Provided that the Indemnifying Party acknowledges that it is obligated to indemnify the Indemnifying Party with respect to a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld).  If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of such Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, which shall release the Indemnified Party and all of its Affiliates completely in connection with such Third Party Claim and which does not impose any continuing material obligations or restrictions on any Indemnified Party.

(c)            The Sellers’ Representative shall act on behalf of the Sellers for the purposes of this Section 12.5 for any Third Party Claim or other claim which is the subject of indemnification hereunder.

12.6            Limitations and Requirements.  From and after the Closing:

(a)            Sellers shall have no obligation to indemnify the Buyer Indemnified Parties against Damages pursuant to Section 12.1(i) or 12.2(a) arising out of or based upon any breach of any representation or warranty made in or pursuant to this Agreement (A) unless the Damages related to any such breach (including multiple conditions or events that arise out of or are based upon such breach) are greater than $[********] (the “Individual Threshold”) and (B) unless and until the aggregate of all such Damages (other than Damages that fail to exceed the Individual Threshold) suffered or incurred by all such Buyer Indemnified Parties exceeds $[*******], in which event, the Buyer Indemnified Parties shall be entitled to indemnification in the full amount of such Damages; provided, however, that the above limitations shall not be applicable to any claim for Damages based upon a breach of any representation or warranty made in Section 3.2, 3.4, 4.2, 4.4, 4.28, 4.29, 4.30, 4.31, 4.32 or 10.1 hereof.

(b)            Except as may otherwise expressly be provided in this Agreement or any Transaction Document, no claim for indemnification pursuant to this Section 12 may or shall be made unless such claim arises and written notice pursuant to Section 12.4 or Section 12.5, as applicable, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim, is delivered to the Indemnifying Party on or prior to the date on which the representation or warranty on which such claim is based ceases to survive as set forth in Section 14.1.

(c)            Upon payment in full of any Inter-Party Claim pursuant to Section 12.4 or the payment of any judgment or settlement with respect to a Third Party Claim pursuant to Section 12.5, the Indemnifying Party shall be subrogated to the extent of such payment to the rights of the Indemnified Party against any Person (other than the Buyer Indemnified Parties) with respect to the subject matter of such Indemnification Claim or Third Party Claim. The Indemnified Parties shall assign or otherwise reasonably cooperate with the Indemnifying Parties to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Damages for which indemnification has been received pursuant to this Agreement.

(d)            Nothing in this Agreement shall limit the liability of any party to any Third Party under applicable laws where any act or omission of such party results in death or personal injury.

(e)            Notwithstanding anything to the contrary in any other provision of this Agreement, except in the case of a breach of Section 3.2, 3.4, 4.2 or 4.4, in which case the aggregate liability of each Seller under this Agreement shall not exceed the total amount in cash and Buyer Securities received by the Sellers hereunder (including without limitation all Non-MG Consideration), and except in the case of fraud, in which case the aggregate liability of each Seller under this Agreement shall not be subject to a maximum, the aggregate liability of each Seller under Section 12.1(i) and 12.2(a) shall not exceed, under any circumstances whatsoever, (a) up to June 30, 2008, [*******]% ([*******] percent) of the Initial Cash Consideration and the Initial Share Value Amount and (b) from July 1, 2008, [*******]% ([*******] percent) of the total amount in cash and Buyer Securities received by or on behalf of the Sellers hereunder during the Escrow Period (including without limitation all Non-MG Consideration).

(f)            Notwithstanding anything herein to the contrary, but subject always to the preceding sub-section (e), from and after the Closing, any indemnification by any Seller pursuant to Sections 12.1(i) and 12.2(a) hereof shall be paid from the Escrow Amount pursuant to the terms of the Escrow Agreement, and for the avoidance of doubt, such payment from the Escrow

Amount shall be the sole and exclusive recourse of Buyer or Buyer Indemnified Party against the Sellers for any indemnification by any Seller pursuant to Sections 12.1(i) and 12.2(a) hereof.  In connection herewith, and as stated in the Escrow Agreement, the parties agree that:

(A)            On June 30, 2008, the Escrow Agent shall release to the Sellers an amount from the Escrow Fund (the “Escrow Release Amount”) such that the remaining amount in the Escrow Account (the “Remaining Escrow Fund”) shall be equal to [***]% of the total amount in cash and Buyer Securities received by Sellers as of such date (including without limitation all Non-MG Consideration); one third of the Escrow Release Amount shall be released out of the cash portion of the Escrow Fund, and two thirds shall be released out of the Buyer Securities portion of the Escrow Fund; provided that if on June 30, 2008, there are any unresolved or unsatisfied Indemnity Notices or Third Party Indemnity Notices for which indemnification is sought under Section 12.1(i) or 12.2(a), and the amount of Damages reasonably sought thereunder (the “Pending Indemnity Amount”) is higher than the Remaining Escrow Fund, then the Escrow Agent shall release to the Sellers only that portion of the Escrow Fund (in the same one third to two thirds proportion between cash and Buyer Securities) that exceeds the Pending Indemnity Amount;

(B)            During the Escrow Period, on each of Milestone Ia Payment Date, Milestone Ib Payment Date, Milestone II Payment Date and any Non-MG Consideration Date, Buyer shall pay to the Escrow Agent, for deposit into the Escrow Fund, a portion of the Milestone Ia Consideration, Milestone Ib Consideration, Milestone II Consideration or Non-MG Consideration, as applicable, equal to [***]% of the Milestone Ia Consideration, Milestone Ib Consideration, Milestone II Consideration or Non-MG Consideration, as applicable which shall constitute, if and when received by the Sellers, additional consideration for the sale of the Company Securities hereunder; and

(C)            On the expiry of the Escrow Period (the “Escrow Release  Date”), the Escrow Agent shall pay to the Sellers, as additional consideration for the sale of the Company Securities hereunder, all of the Remaining Escrow Fund, provided, however, that, if on such date there are any unresolved or unsatisfied Indemnity Notices or Third Party Indemnity Notices for which indemnification is sought under Section 12.1(i) or 12.2(a) at such time, then on such date the Escrow Agent shall release to the Sellers only that portion of the Escrow Fund (in a one third to two thirds proportion between cash and Buyer Securities) that exceeds the Pending Indemnity Amount on such date, and the release of any such cash or shares remaining in the Escrow Fund shall be resolved in the manner set forth in the Escrow Agreement.

(g)            For the avoidance of doubt, it is the intention of the parties that, subject to the limitations in Section 12.6 (e) and the amounts contributed into the Escrow Fund pursuant to Section 2.2(c)(v) and Section 12.6(f)(B), any cash or Buyer Ordinary Shares (or Amarin Shares, if applicable) paid to the Sellers by Buyer directly (or through the Sellers' Representative) or released to the Sellers by the Escrow Agent from the Escrow Fund, shall be deemed a final and irrevocable payment to the Sellers and shall not be subject to any claim or demand for indemnification by Buyer or Buyer Indemnified Party under Section 12.1(i) or Section 12.2(a).

(h)            The liability of the Sellers under Section 12.2 shall be joint and several [*****]:

(i)            [******]

(ii)            [******].

12.7            Calculation and Mitigation of Damages.

(a)            The amount of any Damages for which indemnification is provided under this Section 12 shall be net of any amounts actually recovered by such Indemnified Party under insurance policies or other collateral sources with respect to such Damages. In the event any amounts recovered or recoverable under insurance policies or other collateral sources are not received before any claim for indemnification is paid pursuant to this Section 12, then the Buyer Indemnified Parties shall use reasonable commercial efforts to pursue such insurance policies or collateral sources, and in the event the Buyer Indemnified Parties receive any recovery, the amount of such recovery shall be applied first, to reimburse the Buyer Indemnified Parties for their out-of-pocket expenses (including reasonable attorney’s fees and expenses) expended in pursuing such recovery, second, to refund any payments made by the Sellers which would not have been so paid had such recovery been obtained prior to such payment, and third, any excess to the Buyer Indemnified Parties.

(b)            Notwithstanding any provision of this Agreement to the contrary, “Damages” shall not include any consequential, incidental or indirect damages, special or punitive damages, including loss of revenue, profits or income, except to the extent paid to a third party.  In valuing a “Damage,” no adjustment shall be made as a result of any multiplier of the Company’s or any other Person’s earnings before interest, Tax, depreciation or amortization (or any similar valuation metric), or any other premium over fair market, book or historical value which may have been paid by Buyer for the securities whether or not such multiple, increase factor or other premium had been used by Buyer at the time of, or in connection with, calculating or preparing its bid, its proposed purchase price or its final purchase price for the Company.  For purposes of clarification, the amount of actual Damages to which an Indemnified Party may be entitled to recover pursuant to this Section 12 in respect of a breach by an Indemnifying Party, as determined by a court of competent jurisdiction, of a representation or warranty that is qualified by materiality, shall not be reduced solely due to the fact that such representation or warranty was so qualified; provided, however, that neither the terms of this sentence nor any other provision hereunder shall have the effect of changing, amending or modifying any representation or warranty contained in this Agreement (or any other term or provision contained in this Agreement) for any purpose hereunder, including but not limited to whether any breach of any such representation or warranty qualified by materiality hereunder is subject to the limitations or thresholds set forth in this Section 12; and provided, further, however, that the parties hereto acknowledge and agree that any representation or warranty hereunder that is qualified by materiality shall remain so qualified by materiality when determining whether any such representation or warranty was breached.

(c)            Each party shall use reasonable commercial efforts to mitigate its Damages (including, to the extent consistent with sound business judgment, incurring costs only to the minimum extent necessary to remedy the breach which gives rise to the Damages) upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(d)            The amount of Damages with respect to which an Indemnified Party is to be indemnified pursuant to this Section 12 shall initially be determined without regard to any income Tax benefit, and the indemnification payment shall be made on such basis. To the extent, however, that the Indemnified Party recognizes a net income Tax benefit with respect to any Damages for which payment is made hereunder, after taking into account the income Tax effect, if any, of such indemnification payment (such net income Tax benefit is referred to hereafter as a “Net Tax Benefit”), such Indemnified Party shall pay to the Indemnifying Party the amount of such Net Tax Benefit (but not, in any event, in an amount in excess of the indemnification payment actually received from such Indemnifying Party with respect to such Damages) at such time or times as and to the extent that such Indemnified Party or any Affiliate of such Indemnified Party actually realizes such Tax benefit through a refund or a reduction in income Tax otherwise payable, calculated by computing the amount of income Taxes before and after taking into account any Tax items attributable to such Damage and the indemnification payment with respect to such Damage; provided, however, that the Indemnified Party may, if it reasonably determines based on an opinion of counsel (other than internal counsel) that there is a substantial risk of a disallowance of a Net Tax Benefit claimed, elect, on notice to the Sellers’ Representative or Buyer, as the case may be, to withhold payment to the Indemnifying Party of such Net Tax Benefit until such time as the relevant taxable year has been closed or the uncertainty regarding such Net Tax Benefit otherwise resolved, during which time such Net Tax Benefit shall bear interest at the rate applicable to federal income tax overpayments, except that no such deferral of payment shall be made in the event that the Indemnifying Party shall deliver to the Indemnifying Party a “will” opinion of counsel reasonably satisfactory to the Indemnified Party to the effect that such Net Tax Benefit will be sustained.

12.8            No Additional Representationsby Sellers.  The Buyer acknowledges that it and its Representatives have been permitted reasonable access to the books and records, facilities, equipment, tax returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Company that it and its representatives have desired or requested to see or review, and that it and its Representatives have had a reasonable opportunity to meet with the officers and employees of the Company to discuss the business of the Company.  The Buyer acknowledges that (i) neither the Company nor any other person has made any representation or warranty, express or implied, as to the Company except as set forth in this Agreement, (ii) the Buyer has not relied on any representation or warranty from the Company (other than as set forth in this Agreement, including, without limitation, Section 4.9) or any other person in determining to enter into this Agreement, and (iii) no person shall have or be subject to any liability to the Buyer or any other person resulting from the distribution to the Buyer, or the Buyer’s use of, any such information.  Notwithstanding anything to the contrary set forth herein, each party may rely on the representations and warranties expressly set forth in this Agreement notwithstanding such party’s investigation or knowledge of facts or circumstances relating to any such representation or warranty.

12.9            No Additional Representations by Buyer.  Each Seller acknowledges that it and its Representatives have been permitted reasonable access to the books and records, facilities, tax returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Buyer that it and its representatives have desired or requested to see or review, and that it and its Representatives have had a reasonable opportunity to meet with the officers and employees of the Buyer to discuss the business of the Buyer. Each Seller acknowledges that (i) neither the Buyer nor any other person has made any representation or warranty, express or implied, as to the Buyer except as specifically and explicitly set forth in this Agreement, (ii) such Seller has not relied on any representation or warranty from the Buyer (other than as set forth in this Agreement) or any other person in determining to enter into this Agreement, and (iii) no person shall have or be subject to any liability to such Seller or any other person resulting from the distribution to the Seller, or the Seller’s use of, any such information.  Notwithstanding anything to the contrary set forth herein, each party may rely on the representations and warranties expressly set forth in this Agreement notwithstanding such party’s investigation or knowledge of facts or circumstances relating to any such representation or warranty.

12.10                       Sole and Exclusive Remedy. The provisions of this Section 12 are the sole and exclusive remedy of the Buyer and any Buyer Indemnified Party for any Damages incurred as set forth in Section 12.1(i) and 12.2 above, and neither Buyer nor any Buyer Indemnified Party shall have any other claims, rights or remedies against any of the Sellers after the Closing Date, whether under this Agreement or under any applicable law or otherwise, for such Damages.

12.11                       Withdrawal of Indemnity Notice.  If, pursuant to the Escrow Agreement, the Buyer has received an Objection Notice (as such term is defined in the Escrow Agreement) and the Buyer has not, within six months of the date of receipt by the Buyer of the Objection Notice, commenced proceedings under Section 14.9 in respect of the subject matter of the Contested Claim Amount (as such term is defined in the Escrow Agreement), then the relevant Inter-party Indemnity Notice or Third Party Indemnity Notice shall be deemed withdrawn by the Buyer hereunder.

SECTION 13.                                 THE SELLERS’ REPRESENTATIVE

13.1            The Sellers’ Representative.

(a)            Each of the Sellers does hereby irrevocably make, constitute and appoint the Sellers’ Representative as his, her or its agent, to act in his or her or its name, place and stead, as such Seller’s attorney-in-fact, to (i) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement, the Escrow Agreement and the other Transaction Documents (including in the name of, or on behalf of, such Seller), (ii) make all elections or decisions entered into in connection with this Agreement, the Escrow Agreement and the other Transaction Documents, (iii) if applicable hereunder, hold such Seller’s Company Securities and transfer such Seller’s Company Securities to Buyer on the Closing Date, (iv) act on such Seller’s behalf in connection with all obligations and agreements of the Sellers under the Seller Transaction Documents and the Escrow Agreement, (v) amend, waive or make other change the terms or conditions of this Agreement, the Escrow Agreement or any other Transaction Document on behalf of such Seller, (vi) defend, settle and make payments to the Buyer Indemnified Parties on behalf of such Seller in connection with any claim for indemnification made by any Buyer Indemnified Party pursuant to Section 12 and the Escrow Agreement, and to initiate and prosecute any claim for indemnification made by or on behalf of such Seller pursuant to Section 12, (vii) if applicable hereunder, receive any payments of the MG Consideration or the Non-MG Consideration or other amounts due to such Seller under this Agreement, the Escrow Agreement or the other Seller Transaction Documents, (viii) give and receive on behalf of Sellers any and all notices from or to any Seller or Sellers under the Transaction Documents, (ix) incorporate corporations, organize partnerships, organize limited liability companies on behalf of the Sellers and take all actions in connection therewith, and (x) otherwise exercise all rights of such Sellers and otherwise act on behalf of such Seller under this Agreement, the Escrow Agreement and the other Transaction Documents and in connection with any of the transactions contemplated by such Agreements and the Transaction Documents, in each case as if such Seller had personally done such act, and the Sellers’ Representative hereby accepts such appointment, provided, however, that this shall not authorize or empower the Sellers’ Representative to do or cause to be done any of the foregoing (a) in a manner that improperly discriminates between or among the Sellers, or (b) as to any matter insofar as such matter relates solely and exclusively to a single Seller.  Without implying that other actions would constitute an improper discrimination, each of the Sellers agrees that discrimination by the Sellers’ Representative between or among Sellers solely on the basis of the respective number of Company Securities held by each Seller shall not be deemed to be improper.  If applicable, any proceeds received by the Sellers’ Representative from Buyer on behalf of the Sellers shall be distributed to the Sellers as promptly as practicable by the Sellers’ Representative, in accordance with the terms and provisions of this Agreement and the other Transaction Documents.  The death, incapacity, dissolution, liquidation, insolvency or bankruptcy of any Seller shall not terminate such appointment or the authority and agency of the Sellers’ Representative.  The power-of-attorney granted in this Section 13.1 is coupled with an interest and is irrevocable.

(b)            The Sellers’ Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by any Seller, Buyer, any third Person or any other evidence deemed by the Sellers’ Representative to be reliable, and the Sellers’ Representative shall be entitled to act on the advice of counsel selected by it.  The Sellers’ Representative shall be fully justified in failing or refusing to take any action under this Agreement or any other Transaction Document unless it shall have received such advice or concurrence of such Sellers as it deems appropriate or it shall have been expressly jointly and severally indemnified to its satisfaction by the Sellers appointing it against any and all Damages and other liabilities and expenses that the Sellers’ Representative may incur by reason of taking or continuing to take any such action.

(c)            The Sellers’ Representative shall be entitled to retain counsel acceptable to it and to incur such expenses as the Sellers’ Representative deems to be necessary or appropriate in connection with its performance of its obligations under this Agreement and the other Transaction Documents, and all such fees and expenses (including reasonable attorneys’ fees and expenses) incurred by the Sellers’ Representative shall be jointly and severally borne by each Seller.

(d)            The Sellers’ Representative shall serve as the Sellers’ Representative without compensation; provided, however, that the Sellers hereby agree to jointly and severally indemnify the Sellers’ Representative (in its capacity as such) against, and to hold the Sellers’ Representative (in its capacity as such) harmless from, any and all Damages and other liabilities and expenses of whatever kind which may at any time be imposed upon, incurred by or asserted against the Sellers’ Representative in such capacity in any way relating to or arising out of its action or failures to take action pursuant to this Agreement or any other Transaction Document, except if the same was the result of the Representative’s bad faith or willful misconduct.

(e)            Medica II Management L.P, a Cayman Islands limited partnership, shall be the initial Sellers’ Representative and shall serve as the Sellers’ Representative until its resignation.  Upon the resignation of  Medica II Management L.P, the Sellers representing a majority of the Company Securities being sold to Buyer at the Closing shall select a new Sellers’ Representative.  Each time a new Sellers’ Representative is appointed pursuant to this Agreement, such Person, as a condition precedent to the effectiveness of such appointment, shall accept such position in writing.

(f)            The Sellers’ Representative shall submit to the Buyer the Milestone Ia Allocation Schedule, the Milestone Ib Allocation Schedule, the Milestone II Allocation Schedule and the Non-MG Allocation Schedule within two days of each relevant payment date.

(g)            The provisions of this Section 13 shall in no way impose any obligations on Buyer. In particular, notwithstanding any notice received by Buyer to the contrary, and absent willful misconduct, Buyer (i) shall be fully protected in relying upon and shall be entitled to rely upon, and shall have no liability to the Sellers with respect to, actions, decisions and determinations of the Sellers’ Representative and (ii) shall be entitled to assume that all actions, decisions and determinations of the Sellers’ Representative are fully authorized by all of the Sellers.

(h)            In the event that the Sellers’ Representative confirms to the Buyer that the Sellers wish to have the Sellers’ Representative or a trustee under the Sellers’ tax ruling (the “Tax Trustee”) receive payment on their behalf of any portion of the consideration due to the Sellers hereunder, the Buyer shall, subject to Section 2.2(c)(v) and Section 12.6(f)(B), deliver to the Sellers’ Representative or such Tax Trustee, as applicable, such consideration on the due date, and the Sellers’ Representative or such Tax Trustee, as applicable, shall distribute such portion of the consideration to the Sellers in accordance with the applicable Allocation Schedule.  Delivery by Buyer of consideration to the Sellers’ Representative or the Tax Trustee or the Escrow Agent under the relevant provisions of this Agreement, in accordance with the instructions of the Sellers’ Representative, shall fully and completely discharge Buyer’s obligations hereunder to deliver such consideration to the Sellers.

13.2            No Reliance.  The decision of each Seller to sell Company Securities pursuant to this Agreement has been made by such Seller independently of any other Seller and independently of any information, materials, statements or opinions as to the terms and conditions of any Transaction Document that may have been made or given by the Sellers’ Representative, any other Seller or by any Representative of the Sellers’ Representative, and neither the Sellers’ Representative nor any Seller or any of their respective Representatives shall have any liability to any other Seller (or any other Person) relating to or arising from any such information, materials, statements or opinions, except as expressly provided in a written agreement, if any, between or among the Sellers.

SECTION 14.                                 MISCELLANEOUS

14.1            Survival of Representations and Warranties.  In the absence of fraud, the representations and warranties made by the Sellers and the Company in this Agreement shall survive the consummation of the transactions herein contemplated but will terminate at, and will have no further force and effect after, the expiration of the Escrow Period; provided, however, that (x) the representations and warranties of the Sellers contained in Section 3.2 and Section 3.4 will survive the Closing indefinitely, and (y) the representations and warranties of the Company contained in Section 4.2 and Section 4.4 shall survive the Closing indefinitely.

The representations and warranties made by the Buyer in this Agreement shall survive the consummation of the transactions herein contemplated but will terminate at, and will have no further force and effect after, the date that is the fourth anniversary of the Closing Date.  Notwithstanding the aforesaid, the representations and warranties of Buyer contained in Section 5.3 shall survive the Closing indefinitely.

14.2            Costs and Expenses.  Except to the extent otherwise expressly provided herein, all costs, expenses and Taxes incurred in connection with the Transaction Documents shall be paid by the party incurring such cost, expense or Tax, except that (i) all Transaction Expenses shall be paid by the Sellers, (ii) any other fees and expenses of the Company incurred with respect to the transactions contemplated hereby on or prior to the Closing Date shall be paid by the Sellers at or prior to the Closing, (iii) all regulatory filing fees and expenses (other than the Transaction Expenses) incurred in connection with the transactions contemplated hereby shall be paid by the Buyer and (iv)  stamp duty reserve tax relating to the issue of the Buyer Ordinary Shares shall be paid by Sellers on the Closing Date, Milestone Ia Payment Date, and Milestone Ib Payment Date.

14.3            Notices.  All notices or other communications permitted or required under this Agreement shall be in writing and shall be sufficiently given if and when hand delivered to the persons set forth below or if sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested, or by telegram, telex or telecopy, receipt acknowledged, addressed as set forth below or to such other Person or Persons and/or at such other address or addresses as shall be furnished in writing by any party hereto to the other parties hereto.  Any such notice or communication shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefor in all other cases.

To Buyer:

Amarin Corporation plc
c/o Amarin Pharmaceuticals Ireland Limited
1st Floor, Block 3
The Oval
Shelbourne Road
Ballsbridge, Dublin 4
Ireland
Attention:  General Counsel
Fax:  353-1-6699028

With a copy to (which shall not constitute notice):

Cahill Gordon & Reindel llp
80 Pine Street
New York, NY  10005
Attention:  Christopher T. Cox
Fax:  212-269-5420

To Sellers or Sellers’ Representative:

Medica II Management L.P.
11 Hamanofim Street
Ackerstein Towers, Building B, 10th Floor
Herzliya, 46725, Israel
Attention:  Dr. Ehud Geller
Fax:  972 (9) 954-2266

With a copy to (which shall not constitute notice):

Ori Rosen & Co., Law Offices
1 Azrieli Center, 32nd Floor
Tel Aviv 67021, Israel
Attention:  Ori Rosen
Fax:  972 (3) 607 4701

14.4            Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, by operation of Law or otherwise, by any party hereto to any other Person without the prior written consent of Buyer and the Sellers’ Representative which consent shall not be unreasonably withheld, and any such attempted assignment shall be null and void; provided, however, that (i) Buyer may assign its rights and obligations under this Agreement in whole or in part to any Affiliates without the prior written consent of the Sellers (provided that Buyer shall remain primarily liable hereunder following any such assignment), (ii) any Seller may assign its rights and obligations under this Agreement to any of its Affiliates without prior written consent of Buyer (provided that such Seller shall remain primarily liable hereunder) and (iii) the Company and Buyer may grant a security interest in its rights under this Agreement and any other Transaction Document to its lenders without prior consent of the Sellers.  Subject to the foregoing, this Agreement and the rights and obligations set forth herein shall inure to the benefit of, and be binding upon, the parties hereto, and each of their respective successors, heirs, and assigns.

14.5            Amendment, Modification and Waiver.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by Buyer and the Sellers’ Representative.  Any such amendment, modification, extension or waiver shall be in writing.  The waiver by a party of any breach of any provision of this Agreement shall not constitute or operate as a waiver of any other breach of such provision or of any other provision hereof, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

14.6            Governing Law.  This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the State of New York, irrespective of the principal place of business, residence or domicile of the parties hereto, and without giving effect to otherwise applicable principles of conflicts of Law.

14.7            Withholdings by Buyer. With respect to all payments or distributions to the Sellers, the Buyer reserves the right to make any withholdings required by applicable Tax laws and to appropriately reduce the portion of the consideration payable to any such Seller by the amount of any withholdings or payments that are required to be made by the Buyer on behalf of such Seller, provided, however, that if Buyer is provided with a tax ruling of the Israeli tax authorities exempting the Sellers from any such withholding, Buyer shall not withhold any amounts from the MG Consideration or the Non-MG Consideration due to the Sellers hereunder.  The parties will reasonably cooperate in completing and filing documents required under applicable Tax laws in order to enable Buyer to make such payments to the Sellers without any withholding or, if any amount was withheld, to provide to the applicable Seller all documents and information reasonably requested by such Seller to enable such Seller to obtain appropriate credit for such tax.

14.8            Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT ENTERED INTO IN CONNECTION HEREWITH OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY CLAIM, ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER AGREEMENTS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.8.

14.9            Consent to Jurisdiction.  Each party hereto irrevocably submits to the exclusive jurisdiction for purposes of any claim, action or proceeding arising out of this Agreement or any transaction contemplated hereby of (a) in the case of any claim or action by the Buyer or any Buyer Indemnified Party against any Seller or the Sellers’ Representative, the competent court residing in Tel Aviv Jaffa or (b) in the case of any claim or action by any Seller, the Sellers’ Representative or any Seller Indemnified Party against the Buyer, any federal court residing in New York, New York.  Each party hereto agrees to commence any such claim, action or proceeding only in such courts.  Each of the parties hereby waives, and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (a) such party is not personally subject to the jurisdiction of such courts, (b) such party and such party’s property is immune from any legal process issued by such courts or (c) any claim, action or proceeding commenced in such courts is brought in an inconvenient forum.  Each party hereto further agrees that service of any process, summons, notice or document by registered mail to such party’s address set forth in Section 14.3 above shall be effective service of process for any claim, action or proceeding with respect to any matters to which it has submitted to jurisdiction in this Section 14.9 or otherwise.

14.10                       Force Majeure.  Neither party shall be liable in damages for failure or delay in the performance of any of its obligations under this Agreement if such failure or delay results from Force Majeure, provided, however, that the time due hereunder for the performance of any obligation shall only be extended by the period in which such Force Majeure exists, and the applicable party shall act to remedy any such failure or delay  as soon as practicable after the circumstances constituting Force Majeure have ceased to exist.

14.11                       Section Headings and Defined Terms.  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.  The terms defined herein and in any other Transaction Document include the plural as well as the singular and the singular as well as the plural.  Except as otherwise indicated, all agreements defined herein refer to the same as from time to time amended or supplemented or the terms thereof waived or modified in accordance herewith and therewith.  All references to “days” shall be to calendar days unless otherwise specified.

14.12                       Severability.  If any term or other provision of this Agreement (or portion thereof) or the application of any such term or other provision (or portion thereof) to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced pursuant to any applicable Law or public policy, all other terms and provisions of this Agreement (or remaining portion of such term or other provision) will nevertheless remain in full force and effect.  Upon such determination by a court of competent jurisdiction that any term or other provision (or portion thereof) of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

14.13                       Counterparts; Third-Party Beneficiaries.  This Agreement may be executed in two or more counterparts, including by facsimile transmission, each of which shall be deemed an original; and any Person may become a party hereto by executing a counterpart hereof, but all of such counterparts together shall be deemed to be one and the same agreement.  This Agreement will be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

14.14                       Entire Agreement.  This Agreement, together with the Disclosure Schedule and the agreements, exhibits, schedules and certificates referred to herein or delivered pursuant hereto, constitute the entire agreement between the parties hereto with respect to the purchase and sale of the Company Securities and the Buyer Securities and supersede all prior and contemporaneous agreements and understandings, both written and oral, with respect to the subject matter hereof and thereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, to be signed the day and year first above written.

SELLERS’ REPRESENTATIVE: MEDICA II MANAGEMENT L.P.

By:
Name: Title:

THE COMPANY: ESTER NEUROSCIENCES LTD.

By:
Name: Title:

BUYER: AMARIN CORPORATION PLC

By:
Name: Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, to be signed the day and year first above written.

SELLERS:

AUREC LOCAL INFORMATION SERVICES LTD. By: ________________________________ Name: _____________________________ Title: ______________________________

COMPUMAX LTD. By:________________________________ Name: _____________________________ Title: ______________________________	SEMEL INVESTMENTS LTD. By: ____________________________ Name: __________________________ Title: ___________________________

BIOVILLE CORPORATION LTD. By: ________________________________ Name: _____________________________ Title: ______________________________ ___________________ BENJAMIN KAHN	AURUM VENTURES MKI LTD. By: ________________________________ Name: _____________________________ Title: ______________________________

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, to be signed the day and year first above written.

SELLERS:

MEDICA INVESTMENTS (ISRAEL) L.P. By: ________________ Name: Ehud Geller Title: Director	MEDICA II MANAGEMENT L.P. By: ________________ Name: Ehud Geller Title: Director

MEDICA II INVESTMENTS (INTERNATIONAL), L.P.

By: Medica II Management L.P.
its general partner
By: Medica II Investment GP Co. Ltd.
its general partner
By: ________________
Name: Ehud Geller
Title: Director
MEDICA II INVESTMENTS (ISRAEL) L.P. By: Medica II Management L.P. its general partner By: Medica II Investment GP Co. Ltd. its general partner By: ________________ Name: Ehud Geller Title: Director
MEDICA II INVESTMENTS (P.F.) (ISRAEL), L.P.

By: Medica II Management L.P.
its general partner
By: Medica II Investment GP Co. Ltd.
its general partner
By: ________________
Name: Ehud Geller
Title: Director
MEDICA II/BAXTER L.P. By: Medica II Management L.P. its general partner By: Medica II Investment GP Co. Ltd. its general partner By: ________________ Name: Ehud Geller Title: Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement, to be signed the day and year first above written.

SELLERS:

________________________ ODED BEN-JOSEPH	________________________ ELI HAZUM
________________________ HERMONA SOREQ	________________________ SOLLI BRAWER
________________________ LIOR CARMON

Disclosure Schedule

Section 2.1

The Sellers

Medica Investments (Israel) L.P.
Medica II Management L.P.
Medica II Investments (International) L.P.
Medica II Investments (Israel) L.P.
Medica II Investments (P.F) (Israel) L.P.
Medica II - Baxter L.P.

Bioville Corporation Ltd.

Aurec Local Information Services Ltd.
Semel Ltd.
Compumax Ltd.
Aurum Ventures MKI Ltd.
Benjamin Kahn

Oded Ben-Joseph
Eli Hazum
Hermona Soreq
Solli Brawer
Lior Carmon

Section 4.4

Capitalization

[*******]

Section 4.7(a)

Financial Statements
1.	[***********]

Section 4.7(b)

Material Liabilities

See attached and Section 4.13 – Material Contracts.

Section 4.9

Inventory

[******]

Section 4.11

Real Property

Office Services and Sublease Agreement between the Company and Tzory Medica (Management) Israel Ltd., dated March 1, 2000, as amended on December 5, 2007 for office space at [******].

Section 4.12

Bank Accounts

[********************************]

Section 4.13

Material Contracts

1.	[***************************]

Section 4.14

Insurance

1.	[****************************]

Section 4.15(a)

Intellectual Property

Patents: see attached.

Additional Patent:

Antisense Oligonucleotides against Acetylcholinesterase for Treating Inflammatory Diseases
PCT/IL2007/000413 ( see attached)

Unregistered Domain Name: Monarsen.

Internet Domain: Esterneuro.com

Exceptions:

[******]

Clinical Trial Reports: attached hereto as follows:

[********]

Section 4.15(f)

Third Party Infringement

[********]

Section 4.15(h)

Patent Infringement

[*********]

Section 4.15(i)(C)

Breach of Licensed Intellectual Property

[***************************].

Section 4.15(j)

Abandoned Patents

[***************]

Section 4.15(k)

Yissum’s Offered Projects not Pursued by the Company

[********************]

Section 4.18(b)
Directors, Officers & Employees
[***************]

 Section 4.19(a)

Affiliate Agreements

[***************]

Section 4.24(a)

Clinical Trials
Clinical Trials

1.
The clinical study entitled “A Phase I/b Clinical Trial to Assess the Safety, Efficacy and Pharmacokinetics of Oral and I.V. Administration of EN101 to Myasthenia Gravis Patients. Study number MG-01” and Phase I/b extension study with 5 patients conducted in Israel.

Locations: Israel, UK.

2.
The clinical study entitled “A Phase II Double-Blind, Crossover study to compare the safety, efficacy of 10, 20, 40 mg Monarsen (EN101) administered to patients with Myasthenia Gravis” Ref: MG-02 and amendments 1,2,3,4 (Israel, Serbia, Poland); MG-02 and amendments 1,2,3,4,5 (UK, Serbia).

Locations: Israel, UK, [**********]

Clinical Trial Reports: see Section 4.15(a).

Section 4.24(b)

Clinical Trials

[********]

Section 9.4(c)

Prior Agreements

[**********]

Sch-A

Closing Allocation Schedule

Sch-B

Schedule 1.1(c)

Transaction Documents

COMPANY

Escrow Agreement
Consultancy Agreement - Eli Hazum
Eli Hazum Consultancy Confirmation Letter
Ester Board Minutes
Ester Shareholder Resolutions
Letter of Resignation - Eli Hazum
Letter of Resignation - Ehud Geller
Letter of Resignation - Benjamin Kahn
Letter of Resignation - Eran Leitersdorf
Letter of Resignation of Auditors
Termination of Other Agreements of Shareholders
Ester Confirmatory Certificate – Ester (signed by CEO and CFO)
Opinion of Counsel to Ester
Notice of Transfer of Ester Securities to the Israeli Registrar of Companies
True Copy of Ester’s Shareholders’ Registry
Ester Articles of Association (certified by CEO)
Ester Corporate Seal
Ester Minute Books
Termination of Consultancy Agreement – Axel Unterbeck
Amendment of Tzory Medica (Management) Israel Ltd Office Services and Lease Agreement
Termination of Letter Agreement between the Company and Ehud Geller, dated December 3, 2003.
Termination of Company’s commitment to Eli Hazum, as evidenced in the minutes of the Company’s board of directors’ meeting, dated March 18, 2003.
Medica Investments (US) LP Non-Compete Letter
Medica III No Competing Investments Letter

BUYER
Escrow Agreement
Copy of Amarin Board Resolutions
UK and US Opinions of Counsel to Amarin

SELLERS
Share Transfer Deed - Medica Investments (Israel) L.P.
Share Transfer Deed - Medica Investments (US) L.P.
Share Transfer Deed - Medica II Investments (International) L.P.
Share Transfer Deed - Medica II Investments (Israel) L.P.
Share Transfer Deed - Medica II Investments (P.F) (Israel) L.P.
Share Transfer Deed - Medica II - Baxter L.P.
Share Transfer Deed - Bioville Corporation Ltd.
Share Transfer Deed - Aurec Local Information Services Ltd.
Share Transfer Deed - Semel Ltd.
Share Transfer Deed - Compumax Ltd.
Share Transfer Deed - Aurum Ventures MKI Ltd.
Share Transfer Deed - Benjamin Kahn
Share Transfer Deed - Oded Ben-Joseph
Share Transfer Deed - Eli Hazum
Share Transfer Deed - Hermona Soreq
Share Transfer Deed - Solli Brawer
Share Transfer Deed - Lior Carmon
Share Certificates - Medica Investments (Israel) L.P.
Share Certificates - Medica Investments (US) L.P.
Share Certificates - Medica II Investments (International) L.P.
Share Certificates - Medica II Investments (Israel) L.P.
Share Certificates - Medica II Investments (P.F) (Israel) L.P.
Share Certificates - Medica II - Baxter L.P.
Share Certificates - Bioville Corporation Ltd.
Share Certificates - Aurec Local Information Services Ltd.
Share Certificates - Semel Ltd.
Share Certificates - Compumax Ltd.
Share Certificates - Aurum Ventures MKI Ltd.
Share Certificates - Benjamin Kahn
Share Certificates - Oded Ben-Joseph
Share Certificates - Eli Hazum
Share Certificates - Hermona Soreq
Share Certificates - Solli Brawer
Share Certificates - Lior Carmon
Confirmatory Certificate - Medica Investments (Israel) L.P.
Confirmatory Certificate - Medica Investments (US) L.P.
Confirmatory Certificate - Medica II Investments (International) L.P.
Confirmatory Certificate - Medica II Investments (Israel) L.P.
Confirmatory Certificate - Medica II Investments (P.F) (Israel) L.P.
Confirmatory Certificate - Medica II - Baxter L.P.
Confirmatory Certificate - Bioville Corporation Ltd.
Confirmatory Certificate - Aurec Local Information Services Ltd.
Confirmatory Certificate - Semel Ltd.
Confirmatory Certificate - Compumax Ltd.
Confirmatory Certificate - Aurum Ventures MKI Ltd.
Confirmatory Certificate - Benjamin Kahn
Confirmatory Certificate - Oded Ben-Joseph
Confirmatory Certificate - Eli Hazum
Confirmatory Certificate - Hermona Soreq
Confirmatory Certificate - Solli Brawer
Confirmatory Certificate - Lior Carmon

Exhibit 1.1A

Escrow Agreement

ESCROW AGREEMENT

This ESCROW AGREEMENT (the “Escrow Agreement”) is made this ___ day of December, 2007 by and among Brightman Almagor Freidman Trustees (the “Escrow Agent”), Amarin Corporation plc, a public limited liability company incorporated under the laws of England and Wales (the “Buyer”), and Medica II Management L.P., a Cayman Islands limited partnership (the “Sellers’ Representative”), as representative of the Sellers set forth on Schedule I hereto (the “Sellers”).

WHEREAS, Buyer, Ester Neurosciences Ltd., an Israeli company (the “Company”), the Sellers’ Representative and the Sellers have entered into a Stock Purchase Agreement, dated of even date (the “SPA”) pursuant to which the Buyer will purchase the entire issued and outstanding share capital of the Company; and

WHEREAS, pursuant to Section 2.2 (c)(v) of the SPA, the parties thereto have agreed that Buyer shall deliver to Escrow Agent, at the Closing Date, the Initial Escrow Fund Amount as shown on the Closing Allocation Schedule, and that, pursuant to Section 12.6(f)(B) of the SPA Buyer will also deliver to Escrow Agent [***]% of all additional MG Consideration and Non-MG Consideration, if and when such additional MG Consideration and Non-MG Consideration is paid to the Sellers after the Closing Date until the expiry of the Escrow Period (all such cash and Buyer Securities delivered to the Escrow Agent, together with any interest or other investment income earned thereon, the “Escrow Fund”); it being understood that the Escrow Fund shall constitute, if and when received by the Sellers, additional consideration for the sale of the Company Securities under the SPA; and

WHEREAS, the parties desire to set forth their understanding with regard to the Escrow Fund and the escrow established hereunder.

NOW, THEREFORE, in consideration of the premises and agreements of the parties contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party hereto, the parties agree as follows:

SECTION 1.       Defined Terms. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the SPA.

SECTION 2.      Appointment of Escrow Agent.  Buyer and the Sellers’ Representative hereby appoint Escrow Agent as their agent, to hold and administer the disposition of the Escrow Fund in accordance with the terms of the SPA and this Escrow Agreement, and the Escrow Agent hereby accepts such appointment.

SECTION 3.                                 Establishment of Escrow Account

3.1	At the Closing Date, Buyer shall deliver to the Escrow Agent the Initial Escrow Fund Amount in accordance with Section 2.2(c)(v) of the SPA.

3.2
In the event that the Milestone Ia Payment Date, Milestone Ib Payment Date, Milestone II Payment Date and any Non-MG Consideration Date shall have occurred during the Escrow Period, Buyer shall pay to the Escrow Agent for deposit into the Escrow Fund, a portion of the Milestone Ia Consideration, Milestone Ib Consideration, Milestone II Consideration and Non-MG Consideration, as applicable, in accordance with Section 12.6(f)(B) of the SPA.

3.3	The Escrow Agent agrees to administer the disposition of the Escrow Fund in accordance with the terms and conditions of the SPA and this Escrow Agreement.

3.4	The Escrow Fund shall be segregated on the books and records of Escrow Agent from the other assets of Escrow Agent and shall be held for the benefit of Buyer and the Sellers pursuant hereto.

3.5
The Escrow Agent acknowledges and agrees that it is holding the Escrow Fund in its capacity as escrow agent and that it has no right to apply amounts in the Escrow Fund against any obligations of the other parties to this Escrow Agreement that do not arise under this Escrow Agreement.

SECTION 4.	Investment of Escrow Fund

4.1
Upon written instructions from the Sellers’ Representative, the Escrow Agent shall invest or reinvest the cash portion of the Escrow Fund without distinction between principal and income, in one or more Eligible Investments.  Eligible Investments shall mean (a) marketable direct obligations issued by, or unconditionally guaranteed by, the State of Israel or the United States government or issued by any agency thereof and backed by the full faith and credit of the State of Israel or the United States, in each case maturing within sixty (60) days from the date of acquisition thereof; (b) marketable direct obligations issued by the State of Israel or any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within sixty (60) days from the date of acquisition thereof and, with respect to US-related securities, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), (c) commercial paper maturing no more than sixty (60) days from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s, and (d) cash term deposits with one or more of the two largest Israeli Banks (Leumi and Bank Hapoalim).

4.2
The parties acknowledge that the Escrow Agent shall not be responsible for any diminution in the Escrow Fund due to losses resulting from investments made pursuant to this Escrow Agreement. Absent its timely receipt of written investment instruction from the Sellers’ Representatives, the Escrow Agent shall have no obligation or duty to invest (or otherwise pay interest on) the Escrow Fund; provided, however, that in the event the Escrow Agent shall not have received written investment instruction, the Escrow Agent shall be authorized to invest any of the Escrow Fund in Eligible Investments until such investment instruction is received.

4.3
Upon written instructions from the Sellers’ Representative, the Escrow Agent shall sell all or part of the Buyer Ordinary Shares (or Amarin Shares, as applicable) held as part of the Escrow Fund, and the proceeds of such sale shall then continue to be held by the Escrow Agent and be deemed a part of the Escrow Fund for all purposes hereunder.

SECTION 5.	Claims against the Escrow Fund

5.1
In the event and to the extent that Buyer can and wishes to make a claim against the Escrow Fund for the recovery of amounts payable to it pursuant to Section 12 of the SPA, whether in connection with Inter-party Claims or with Third Party Claims (collectively, an “Indemnity Claim”), Buyer shall issue or cause to be issued a notice (an “Indemnity Claim Notice”) to the Sellers’ Representative and to the Escrow Agent which sets forth: (i) the fact that Buyer (or a Buyer Indemnified Party) has suffered Damages; (ii) a specification of the amount of such Damages; (iii) a reasonably detailed description of the facts which gave rise to such Damages, based on the information then known to the Buyer; (iv) a request that Escrow Agent deliver an amount equal to such Damages (the “Claimed Amount”) in immediately available funds to Buyer from the Escrow Funds; and (v) wiring instructions for such amount.

5.2
On the date which is fourteen (14) days from the date of Escrow Agent’s receipt of the Indemnity Claim Notice (the “Payment Date”), Escrow Agent shall deliver to Buyer that portion of the Escrow Fund which equals the Claimed Amount, as follows: one third of the Claimed Amount from the cash portion of the Escrow Fund, and two thirds by selling Buyer Ordinary Shares or Amarin Shares in the market, in accordance with the instructions of Buyer, and transferring to Buyer the proceeds thereof.

5.3
Notwithstanding the aforesaid, Escrow Agent shall not make the payment or transfer described in Section 5.2 to the Buyer if Escrow Agent has received an Objection Notice prior to the Payment Date. An “Objection Notice” shall mean a written notice from the Sellers’ Representative to Buyer and Escrow Agent, which sets forth:  (i) an objection to delivery of all or any portion of the Claimed Amount in accordance with the terms of the Indemnity Claim Notice; and (ii) a reasonably detailed description of the facts which constitute the basis for the objection, based on the information then known to the Sellers’ Representatives.

5.4
If an Objection Notice is timely received, as aforesaid, Escrow Agent thereafter shall withhold the contested portion of the Claimed Amount corresponding to the applicable Indemnity Claim (the “Contested Claim Amount”) until Escrow Agent receives either (i) a notice from, and executed by, Buyer and the Sellers’ Representative directing Escrow Agent to disburse such funds and to whom such disbursement should be made (“Release Notice”), or (ii) a Final Determination directing Escrow Agent to make such delivery.  For purposes of this Agreement, a “Final Determination” shall mean a final judgment of a court of competent jurisdiction having the authority to determine the amount of, and liability with respect to, any Indemnity Claim, and the denial of, or expiration of all rights to, an appeal related thereto.  Escrow Agent shall be entitled to receive and may conclusively rely upon an opinion of counsel from Buyer’s or Sellers’ Representative’s counsel accompanying each Final Determination, to the effect that the relevant court had authority to determine the amount and liability with respect to the Indemnity Claim, as the case may be, and that such court has rendered a final judgment for which all related rights to appeal have been denied or expired. Notwithstanding the foregoing, if the Buyer has received an Objection Notice and the Buyer has not, within six months of the date of receipt by the Buyer of the Objection Notice, commenced proceedings under Section 14.9 of the SPA in respect of the subject matter of the Contested Claim Amount, then the relevant Inter-party Indemnity Notice or Third Party Indemnity Notice shall be deemed withdrawn by the Buyer, and the Contested Claim Amount shall be available for distribution pursuant to Section 6 below.

SECTION 6.	Distribution of Escrow Funds

6.1
On June 30, 2008, the Escrow Agent shall, in accordance with an Allocation Schedule to be provided to the Escrow Agent by the Seller’s Representative at least two Business Days prior to such date, pay to the Sellers the additional consideration constituting the Escrow Release Amount pursuant to Section 12.6(f)(A) of the SPA.

6.2
On the expiry of the Escrow Period, in accordance with an Allocation Schedule to be provided to the Escrow Agent by the Seller’s Representative at least two Business Days prior to such date, the Escrow Agent shall pay to the Sellers the additional consideration constituting all of the Remaining Escrow Fund together with any interest earned on the Remaining Escrow Fund, all pursuant to Section 12.6(f)(C) of the SPA.

6.3
In the event that on any of the aforesaid dates Escrow Agent is required under the SPA to hold back any Contested Claim Amount, and Buyer shall not have, within six months of the date of receipt by the Buyer of the pertinent Objection Notice, commenced proceedings under Section 14.9 of the SPA in respect of the subject matter of the Contested Claim Amount, then the relevant Inter-party Indemnity Notice or Third Party Indemnity Notice shall be deemed withdrawn by the Buyer, and the Contested Claim Amount shall be paid to the Sellers in accordance with Sections 6.1 or 6.2 above, as applicable.

6.4	Upon receipt by the Escrow Agent of either (i) a Release Notice or (ii) a Final Determination directing Escrow Agent to make such delivery, or in the circumstances set forth in Section 6.3, the Escrow Agent shall promptly (and in any event within five (5) business days, unless otherwise instructed in writing by the Buyer) release the Contested Claim Amount in accordance with the provisions of such Release Notice or Final Determination.

6.5
The Escrow Agent shall have no liability to Buyer, the Sellers’ Representative or the Sellers or any other person with respect to any suspension of performance by the Escrow Agent due to a dispute between any party hereto, including without limitation, any liability that may arise or be alleged to have risen, out of or as a result of any delay in the disbursement of funds held in the Escrow Fund or any delay in or with respect to any other action required or requested of the Escrow Agent, provided, in each such case, that the Escrow Agent has acted in accordance with the provisions of this Agreement.

6.6
Notwithstanding anything to the contrary in this Escrow Agreement, Escrow Agent shall disburse from the Escrow Funds such amounts, to the order of such person or persons, in such manner and at such time as it shall be instructed in writing jointly by Buyer and the Sellers’ Representative.

SECTION 7.
Fees and Expenses of Escrow Agent.  The Escrow Agent shall be entitled to be paid a fee for its services pursuant to the Fee Schedule attached hereto as Exhibit A and to be reimbursed for its reasonable costs and expenses hereunder.  The Sellers shall pay all of the Escrow Agent’s fees and reasonable costs and expenses, provided however that in the event of an Indemnity Claim Notice lodged by the Buyer that has been resolved, and to the extent it has been resolved, in favor of the Sellers, Buyer shall pay all of the Escrow Agent’s fees and reasonable vouched costs and expenses related to such Indemnity Claim Notice.

SECTION 8.	Duties of the Escrow Agent

8.1	Duties in General

(a)
The duties, responsibilities and obligations of Escrow Agent shall be limited to those set forth herein, which the parties agree are ministerial in nature, and no duties, responsibilities or obligations shall be inferred or implied. Save as provided in Section 17, Escrow Agent shall not be subject to, nor required to comply with, any other agreement between or among the Sellers, the Sellers’ Representative, and the Buyer, even though reference thereto may be made herein, or to comply with any direction or instruction from the Sellers’ Representative or the Buyer other than those contained herein or delivered in accordance with this Escrow Agreement.  Escrow Agent shall not be required to, and shall not, expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder in accordance with the terms set forth herein.

(b)	This Agreement is for the exclusive benefit of the parties hereto and their respective successors hereunder, and shall not be deemed to give, either express or implied, any legal or equitable right, remedy, or claim to any other entity or person whatsoever.

(c)
In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by Escrow Agent hereunder, Escrow Agent may, in its sole discretion, refrain from taking any action other than retain possession of the Escrow Fund, unless Escrow Agent receives written instructions, signed by the Sellers’ Representative and Buyer, which eliminates such ambiguity or uncertainty.

(d)
If in doubt as to its duties and responsibilities hereunder, the Escrow Agent may consult with counsel of its choice and shall be protected in any action taken or omitted in connection with the advice or opinion of such counsel.

8.2
Limited Liability.  Escrow Agent shall not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, or the unavailability of the bank wire system or telex or other wire or communication facility).  Escrow Agent shall not be liable for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties hereunder in the absence of gross negligence, willful misconduct, bad faith or breach of this Agreement on its part.  In no event shall Escrow Agent be liable for acting in good faith in accordance with or relying upon any instruction, notice, demand, certificate or document provided by the Sellers’ Representative and the Buyer in accordance with the terms of this Agreement.  The Escrow Agent may rely upon any such notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall reasonably believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same.  In no event will the Escrow Agent be liable for consequential, indirect, special or punitive damages (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.  The Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Fund, any account in which the Escrow Fund is deposited, this Agreement or the SPA, or to appear in, prosecute or defend any such legal action or proceeding.

8.3
Reporting.  Each of the Buyer and Sellers’ Representative shall have the right to inspect and obtain copies or the records of the Escrow Agent pertaining to the Escrow Fund.  Escrow Agent shall provide to the Buyer and the Sellers’ Representative monthly statements identifying transactions, transfers or holdings of the Escrow Fund and the status of any claims pending for the release of any of the Escrow Funds and each such statement shall be deemed to be correct and final upon receipt thereof by the Buyer and the Sellers’ Representative unless the Escrow Agent is notified within 10 days in writing to the contrary.

SECTION 9.
Taxes.  The Escrow Agent shall file all reports required under applicable law with the applicable tax authorities, and shall be entitled to withhold all taxes, levies and other mandatory payments as required under applicable law from any distribution hereunder. Should the Escrow Agent become liable for the payment of taxes, including withholding taxes, relating to income derived from any funds held by or pursuant to this Agreement or any payment made hereunder, the Escrow Agent may pay such taxes from the Escrow Fund.  The parties will reasonably cooperate in completing and filing documents required under applicable tax laws in order to enable Escrow Agent to make payments hereunder without any withholding or, if any amount was withheld, to provide to the applicable party hereto all documents and information reasonably requested by such party to enable such party to obtain appropriate credit for such tax.

SECTION 10.
Buyer and Sellers’ Representative. Buyer and the Sellers’ Representative each severally represents and warrants to the Escrow Agent that each of them has the irrevocable right, power and authority (i) to enter into and perform this Agreement and to bind the Buyer or all of the Sellers, as applicable, to its terms, (ii) to give and receive directions and notices hereunder, and (iii) to make all determinations that may be required or that each of them deems appropriate under this Agreement.  Until notified in writing that the Sellers’ Representative has resigned, the Escrow Agent may rely conclusively and act upon the directions, instructions and notices of the Sellers’ Representative named above in accordance with the terms of this Agreement and, thereafter, upon the directions, instructions and notices of any successor named by Sellers in accordance with the SPA.

SECTION 11.
Notices.  All notices or other communications permitted or required under this Agreement shall be in writing and shall be sufficiently given if and when hand delivered to the persons set forth below or if sent by documented overnight delivery service or registered or certified mail, postage prepaid, return receipt requested, or by telegram, telex or telecopy, receipt acknowledged, addressed as set forth below or to such other Person or Persons and/or at such other address or addresses as shall be furnished in writing by any party hereto to the other parties hereto.  Any such notice or communication shall be deemed to have been given as of the date received, in the case of personal delivery, or on the date shown on the receipt or confirmation therefore in all other cases.

If to Buyer:
Amarin Corporation plc
c/o Amarin Pharmaceuticals Ireland Limited
1st Floor, Block 3
The Oval
Shelbourne Road
Ballsbridge, Dublin 4
Ireland
Attention:  General Counsel
Fax: 353-1-6699028

with a copy to (which shall not constitute notice):

Cahill Gordon & Reindel llp
80 Pine Street
New York, NY  10005
Attention:  Christopher T. Cox
Fax:  212-269-5420

If to the Sellers’ Representative:

Medica II Management L.P.
11 Hamanofim Street
Ackerstein Towers, Building B, 10th Floor
Herzliya, 46725, Israel
Attention:  Dr. Ehud Geller
Fax:  972 (9) 954-2266

with a copy to (which shall not constitute notice):

Ori Rosen & Co., Law Offices
1 Azrieli Center, 32nd Floor
Tel Aviv 67021, Israel
Attention:  Ori Rosen
Fax:  972 (3) 607-4701

If to Escrow Agent:

Brightman Almagor Freidman Trustees
c/o Deloitte Touche Israel
1 Azrieli Center, Tel Aviv 67021
Tel: +972 (3) 608 5400
Fax: + 972 (3) 609 4449
Attn: Chocron Benizri, Orly

If any notice or document is required to be delivered to the Escrow Agent and any other person, the Escrow Agent may assume, upon reasonable inquiry, that each notice or document was received by such other person when it is received by the Escrow Agent.  Whenever under the terms hereof the time for giving a notice or performing an act falls upon a Friday, Saturday or any other day on which banking institutions in the State of Israel are not open for transactions of normal banking business, such time shall be extended to the next day on which Escrow Agent is open for business.

SECTION 12.                          Removal of Escrow Agent.  Buyer and the Sellers’ Representative acting together shall have the right to terminate the appointment of Escrow Agent, specifying the date upon which such termination shall take effect, by giving no less than thirty (30) days’ prior written notice of such termination signed by the Sellers’ Representative and Buyer.  Thereafter, Escrow Agent shall have no further obligation hereunder except to hold the Escrow Fund as depository.  Buyer and the Sellers’ Representative agree that they shall jointly appoint a banking corporation, trust company or attorney as successor escrow agent.  Escrow Agent shall refrain from taking any action until it shall receive joint written instructions from Buyer and the Sellers’ Representative designating the successor escrow agent.  Escrow Agent shall deliver all of the Escrow Fund to such successor escrow agent in accordance with such instructions and upon receipt of the Escrow Fund, the successor escrow agent shall be bound by all of the provisions hereof and shall be the “Escrow Agent” for all purposes hereunder.  Any corporation or association into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation or association to which all or substantially all of the corporate trust business of the Escrow Agent in its individual capacity may be sold or otherwise transferred, shall be the Escrow Agent under this Agreement without further act.

SECTION 13.
Resignation of Escrow Agent.  Escrow Agent may resign and be discharged from its duties and obligations hereunder at any time by giving no less than thirty (30) days’ prior written notice of such resignation to Buyer and the Sellers’ Representative, specifying the date when such resignation shall take effect.  Thereafter, Escrow Agent shall have no further obligation hereunder except to hold the Escrow Fund as depository.  In the event of such resignation, Buyer and the Sellers’ Representative agree that they shall jointly appoint a banking corporation, trust company, or attorney as successor escrow agent within ten (10) days of receipt of notice of such resignation.  Escrow Agent shall refrain from taking any action until it shall receive joint written instructions from Buyer and the Sellers’ Representative designating the successor escrow agent.  Escrow Agent shall deliver all of the Escrow Fund to such successor escrow agent in accordance with such instructions and upon receipt of the Escrow Fund, the successor escrow agent shall be bound by all of the provisions hereof and shall be the “Escrow Agent” for all purposes hereunder.

SECTION 14.
Indemnification.  Buyer and the Sellers’ Representative hereby jointly and severally agree to indemnify Escrow Agent and its directors, officers, agents and employees (collectively, the “Escrow Indemnified Parties”) for and to hold them harmless against any loss, liability or expense (including, without limitation, reasonable attorney’s fees, all expenses reasonably incurred in its investigation and defense and costs and expenses reasonably incurred in enforcing this right of indemnification) (“Escrow Agent’s Damages”) save to the extent that such Escrow Agent’s Damages arise out of, are based upon, or otherwise result from the gross negligence, willful misconduct, bad faith of the Escrow Agent or breach of this Agreement on the Escrow Agent’s part in its performance of such duties.  The provisions of this Section 14 shall survive the termination of this Escrow Agreement.

SECTION 15.
Governing Law.  This Escrow Agreement, the rights of the parties and all actions arising in whole or in part under or in connection herewith, shall be governed by and construed in accordance with the laws of the State of Israel, without regard to principles of conflicts of law.

SECTION 16.
Consent to Jurisdiction.  Each of the parties hereby (i) irrevocably submits to the exclusive jurisdiction of  the competent court residing in Tel Aviv Jaffa, Israel, for the purpose of any claim or action between the parties arising in whole or in part under or in connection with this Escrow Agreement, (ii) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Escrow Agreement or the subject matter hereof may not be enforced in or by such court, and (iii) hereby agrees not to commence any such action other than before one of the above-named courts.  Notwithstanding the previous sentence a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.  Each party hereby (x) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Escrow Agreement in any manner permitted by Israeli law, (y) agrees that service of process made in accordance with clause (x) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11 above, shall constitute good and valid service of process in any such action, and (z) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (x) or (z) does not constitute good and valid service of process.

SECTION 17.	Conflict

SECTION 18.
. In the event of a conflict between the provisions of this Agreement and the SPA as between the Buyer and the Sellers’ Representative, the provisions of the SPA shall prevail, including for the avoidance of doubt as to governing law and jurisdiction.

SECTION 18.
Section Headings and Defined Terms.  The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.  The terms defined herein include the plural as well as the singular and the singular as well as the plural.  All references to “days” shall be to calendar days unless otherwise specified.

SECTION 19.
Amendments, Modifications.  Except as otherwise permitted herein, this Escrow Agreement may be modified only by a written amendment signed by all the parties hereto, and no waiver of any provision hereof shall be effective unless expressed in a writing signed by the party to be charged.

SECTION 20.
Waiver of Rights.  The rights and remedies conferred upon the parties hereto shall be cumulative, and the exercise or waiver of any such right or remedy shall not preclude or inhibit the exercise of any additional rights or remedies.  The waiver of any right or remedy hereunder shall not preclude the subsequent exercise of such right or remedy.

SECTION 21.
Enforceability. The invalidity, illegality or unenforceability of any provision of this Escrow Agreement shall in no way affect the validity, legality or enforceability of any other provision; and if any provision is held to be enforceable as a matter of law, the other provisions shall not be affected thereby and shall remain in full force and effect.

SECTION 22.	Counterparts; Third-Party Beneficiaries

SECTION 23.
. This Agreement may be executed in two or more counterparts, including by facsimile transmission, each of which shall be deemed an original; and any Person may become a party hereto by executing a counterpart hereof, but all of such counterparts together shall be deemed to be one and the same agreement. This Agreement will be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 24.
Entire Agreement.  This Escrow Agreement (and, solely as between Buyer and the Sellers’ Representative, the SPA) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto.

SECTION 25.
Termination.  This Escrow Agreement shall terminate upon the distribution of the entire Escrow Fund.  Notwithstanding anything herein to the contrary, the provisions of Section 8.2 and 14 shall survive any resignation of Escrow Agent, and any termination of this Escrow Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Escrow Agreement to be executed by a duly authorized officer as of the day and year first written above.

ESCROW AGENT:
BRIGHTMAN ALMAGOR FREIDMAN TRUSTEES

By:
Name: Title:

BUYER:
AMARIN CORPORATION PLC

By:
Name: Title:

SELLERS’ REPRESENTATIVE:
MEDICA II MANAGEMENT L.P.

By:
Name: Title:

Exhibit 1.1D

Section 4.15 (a)
Intellectual Property - Yissum IP

7/11/2007
Ester Neurosciences Ltd, IP Report

Family:	1961	Title:	Genetically Engineered Human Cholinesterases

Inventors
Inventor ID	Inventor Name	Main
1390	Zakut Haim
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
1961-00	Priority	Abandoned	Israel	21/03/1989	89703	31/10/2001	Aug-01	3/2/2002	89703
1961-00	Priority	Abandoned	Israel	21/03/1989	89703	31/10/2001	Aug-01	3/2/2002	89703
1961-01		Abandoned	Canada	21/03/1990	2,012,720-1			20/09/1990
1961-02		Abandoned	US	20/03/1990	07/496,554
1961-03		Abandoned	Europe	20/03/1990	90105274			14/06/1995	388906
1961-04		Abandoned	France	20/03/1990	90105274			14/06/1995	388906
1961-05		Abandoned	Switzerland	20/03/1990	90105274			14/06/1995	388906
1961-06		Abandoned	Great Britain	20/03/1990	90105274.6			14/06/1995	388906
1961-07		Abandoned	Germany	20/03/1990	90105274.6			14/06/1995	69020018.8
1961-08	CIP	Granted	US	2/8/1993	08/111,314			21/01/1997	5,595,903

Family:	2042	Title:	Synthetic Antisense Deoxyoligonucleotides and Pharmaceutical Compositions Containing the Same

Inventors
Inventor ID	Inventor Name	Main
1513	Eckstein Fritz
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2042-00	Priority	Granted	Israel	15/04/1992	101600	29/02/2000	JOURNAL 11/99	30/05/2000	101600
2042-01	PCT	Exhausted	PCT	15/04/1993	PCT/EP93/00911	28/10/1993	WO 93/21202
2042-02	NP	Abandoned	Japan	15/04/1993	517984/93
2042-03	NP	Granted	Europe	15/04/1993	93911467.4			4/5/1997	EP 0636137 B1
2042-04	NP	Abandoned	Australia	15/04/1993	40399/93			14/12/1995	665087
2042-05	NP	Abandoned	US	1/12/1994	08/318,826			6/4/1999	5,891,725
2042-06	NP	Examination	Canada	15/04/1993	2,118,235
2042-07	CIP	Granted	US	2/5/1998	08/850,347			29/08/2000	6,110,742
2042-08	NP	Granted	France	15/04/1993				12/3/1997	636137
2042-09	NP	Granted	Great Britain	15/04/1993	93911467.4	1/2/1995		12/3/1997	636137
2042-10	NP	Granted	Germany	15/10/1994	93 911467.4	1/2/1995		12/3/1997	693 08 833.8-08

Family:	2098	Title:	Transgenic Animal Assay System for Anticholinesterases Substances

Inventors
Inventor ID	Inventor Name	Main
1777	Shani Moshe
1390	Zakut Haim
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2098-00	Priority	Abandoned	US	2/28/1994	08/202,755
2098-01	CIP	Abandoned	US	1/9/1995	08/370,156			8/3/1999	5,932,780
2098-02	PCT	Exhausted	PCT	2/28/1995	PCT/US95/02806	8/31/1995	WO 95/23158
2098-03	NP	Abandoned	Europe	2/28/1995	95913580.7
2098-04	CIP	Granted	US	3/6/1997	08/814,095			2/15/2000	6,025,183

Family:	2151	Title:	A Method and Composition for Enabling Passage Through BBB

Inventors
Inventor ID	Inventor Name	Main
1882	Friedman Alon
1881	Kaufer Daniela
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2151-00	Priority	Expired	US	20/11/1996	60/031,194
2151-01	Priority2	Expired	US	12/12/1996	60/035,266
2151-02	PCT	Exhausted	PCT	20/11/1997	PCT/US97/21696	28/05/1998	WO 98/22132
2151-03	From Priority	Granted	US	20/11/1997	08/975,084			10/7/2001	6,258,780
2151-04	NP	Granted	Israel	20/11/1997	129990	24/01/2005	Pat Journal 11/2004	25/04/2005	129990
2151-05	NP	Abandoned	Australia	20/11/1997	53642/98	10/6/1998		12/4/2001	732043
2151-06	NP	Abandoned	Canada	20/11/1997	2,272,280
2151-07	NP	Abandoned	Europe	20/11/1997	97950711.8
2151-08	NP	Filed	Japan	20/11/1997	10-523989

Family:	2304	Title:	Synthetic Antisense Oligonucleotides and Pharmaceutical Compositions Containing them

Inventors
Inventor ID	Inventor Name	Main
1513	Eckstein Fritz
1882	Friedman Alon
1881	Kaufer Daniela
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2304-00	Priority	Expired	US	12/12/1996	60/035,266
2304-01	PCT	Exhausted	PCT	12/12/1997	PCT/US97/23598	18/06/1998	WO 98/26062
2304-02	CIP	Granted	US	12/12/1997	08/990,065			19/09/2000	6,121,046
2304-03	NP	Allowed	Israel	12/12/1997	130162
2304-04	NP	Granted	Australia	12/12/1997	53856/98			14/12/2000	727611
2304-05	NP	Examination	Canada	12/12/1997	2,274,985
2304-06	NP	Allowed	Europe*	12/12/1997	97950993.2	15/09/1999	951536
2304-07	NP	Filed	Japan	12/12/1997	10-527069
2304-08	CIP	Abandoned	US		09/572,630
			(*) Validated in GB, FR, DE & CH

Family:	2325	Title:	Antisense and Non- Catalytic Properties

Inventors
Inventor ID	Inventor Name	Main
1118	Soreq Hermona	v

Licensee
				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2325-00	Priority	Expired	US	6/3/1997	60/040,203
2325-01	PCT	Exhausted	PCT	6/3/1998	PCT/US98/04503	11/9/1998	WO 98/39486
2325-02	NP	Abandoned	Australia	6/3/1998	64521/98				AB
2325-03	NP	Abandoned	Canada	6/3/1998	2,283,068
2325-04	NP	Granted	US	6/3/1998	09/380,532			5/11/2002	6,475,998
2325-05	NP	Abandoned	Europe		98910229.8				Abandoned

Family:	2356	Title:	Use of A Specific AChE Peptide (I4) As A Growth Factor

Inventors
Inventor ID	Inventor Name	Main
1969	Deutch Varda
1382	Eldor Amiram
1970	Grisaru Dan
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2356-00	Priority	Granted	Israel	31/05/1999	130224	19/02/2004	Pat Journal 12/2003	20/05/2004	130224
2356-01	From Priority	Abandoned	Israel	2/9/1999	131707
2356-02	PCT	Exhausted	PCT	31/05/2000	PCT/IL00/00311	7/12/2000	WO 00/73427
2356-03	CIP	Granted	US	30/11/2001	09/998,042	20/02/2003	US-2003-0036632-A1	27/06/2006	7,067,486
2356-04	CIP of CIP	Published	US	11/4/2006	11/401,670	22/03/2007	US-2007-0065882-A1

Family:	2463	Title:	Novel Uses of Antibodies Against Ache and Peptides thereof

Inventors
Inventor ID	Inventor Name	Main
1882	Friedman Alon
1881	Kaufer Daniela
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2463-00	Priority	Abandoned	Israel	31/05/1999	130225
2463-01	PCT	Exhausted	PCT	31/05/2000	PCT/IL00/00312	2/12/2000	WO 00/73343
2463-02	NP	Granted	US	31/05/2000	09/980,263			20/06/2006	7,063,948
2463-03	NP	Granted	Europe	31/05/2000	931517.7	20/03/2002	1187853	23/02/2005	1187853
2463-04	NP	Filed	Canada	31/05/2000	2,371,675
2463-05	NP	Allowed	Israel	31/05/2000	146850
2463-06	DIV	Published	US	10/2/2006	11/352,073	8/6/2006	US-2006-0121536-A1

Family:	2584	Title:	Antisense Oligonucleotide Against Human Ache and Uses thereof AS3 (EN101)

Inventors
Inventor ID	Inventor Name	Main
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2584-00	Priority	Filed	Israel	24/05/2001	143379
2584-01	PCT	Exhausted	PCT	24/05/2002	PCT/IL02/00411	9/1/2003	WO 03002739
2584-02	CIP of NP	Granted	US	27/03/2003	10/402,016	20/11/2003	US-2003-0216344-A1	11/7/2006	7,074,915
2584-03	NP	Examination	Europe	24/05/2002	2726406.8	25/02/2004	1390493
2584-04	NP	Filed	Canada	24/05/2002	2,458,806
2584-05	NP	Allowed	Australia	24/05/2002	20002256873
2584-06	NP	Filed	Japan	24/05/2002	2003-509100
2584-07	NP	Examination	India	24/05/2002	01497/KOLNP/2003
2584-08	NP	Examination	New Zealand	24/05/2002	529549
2584-09	DIV of CIP	Published	US	1/2/2006	11/346,145	10/8/2006	US-2006-0178333-A1

Family:	2806	Title:	Ache Antisense Deoxyoligonucleotide As Anti-Inflammatory Agent

Inventors
Inventor ID	Inventor Name	Main
3170	Yirmiya Raz
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2806-00	Priority	Filed	Israel	26/10/2003	158600
2806-01	PCT	Exhausted	PCT	26/10/2004	PCT/IL2004/000978
2806-02	CIP	Examination	US	26/10/2004	11/187,719
2806-03	NP	Published	Europe	23/10/2004	4791840.4	26/07/2006	1682072
2806-04	NP	Examination	Canada	26/10/2004	2,543,305
2806-05	NP	Filed	Japan	26/10/2004	2006-537550

Contact Person: ;

Family:	2816	Title:	ARP As An Inducer of Granulocytopoiesis, Uses and Methods thereof (Hematopoietic Stem Cells)

Inventors
Inventor ID	Inventor Name	Main
1969	Deutch Varda
1970	Grisaru Dan
2637	Perry Chava
2638	Pick Marjorie
1118	Soreq Hermona	v

				Application		Publication		Patent		Co-Applicant
Patent ID	Continuity	Status	Country	Date	Number	Date	Number	Date	Number	Name	%
2816-00	Priority	Filed	Israel	12/2/2004	160376					Tel-Aviv Sourasky Medical Center	50
2816-01	PCT	Exhausted	PCT	10/2/2005	PCT/IL2005/000185					Tel-Aviv Sourasky Medical Center	50
2816-02	NP	Filed	US	10/2/2005	10/589,116					Tel-Aviv Sourasky Medical Center	50

Exhibit 2.2(a)(i)(A)

SHARE TRANSFER DEED

The undersigned, ________________________ (hereinafter, the “Transferor”) hereby transfers to Amarin Corporation plc  (the “Transferee”), ___________ [class] Shares, par value NIS 0.01 per share each, of Ester Neurosciences Ltd., a company organized under the laws of the State of Israel (the “Company”), registered in the name of the Transferor, free and clear of all claims, pledges, encumbrances and restrictions, and in respect of which the Transferor is the sole record and beneficial owner, to be held by the said Transferee and its permitted assignees, upon all of the terms and conditions subject to which the Transferor held such shares, and the said Transferee does hereby agree to take such shares subject to the above terms and conditions.

IN WITNESS WHEREOF the Transferor and the Transferee have executed this instrument this ___day of December, 2007.

[Transferor]                                                                                                 Amarin Corporation plc

By: ______________________                                                                                      By: ______________________
Title: _____________________                                                                                     Title: _____________________
Name: ____________________                                                                                      Name: ____________________

Exhibit 2.2(a)(i)(A)(a)

AFFIRMATION OF LOSS

The undersigned, a shareholder (the “Shareholder”) of Ester Neurosciences Ltd. (the “Company”), does hereby affirm and undertake as follows:

SECTION 1.    The undersigned Shareholder is the sole and lawful owner of shares of the Company, as follows (the "Shares"):

Class of Shares	Number of Shares
Ordinary
Series A Preferred
Series B Preferred
SECTION 2.     The Shareholder made or caused to be made a diligent search for the Share Certificates for the Shares (the “Lost Certificates”), and was unable to find or recover the same; the Shareholder has not sold, assigned, pledged, transferred, deposited under any agreement, or hypothecated the Shares, the Lost Certificates or any interest therein, or signed any power of attorney or other authorization regarding the same which is now outstanding and in force or otherwise disposed of the same; the Company is entitled to full and exclusive possession of the Lost Certificates; and no person, firm, corporation, agency or government other than the Shareholder has or has asserted any right, title, claim, equity, or interest in, to, or respecting the Lost Certificates or the proceeds therefrom.

SECTION 3.       The Shareholder hereby requests, and this affirmation is made for the purpose of inducing, the Company to refuse to recognize any person other than the Shareholder as the owner of the Lost Certificates, to refuse to make any payments, transfer, registration, delivery, or exchange concerning or called for by the Lost Certificates to any person other than the Shareholder.

SECTION 4.       The Shareholder agrees, in consideration of compliance with the foregoing request, to indemnify and hold harmless the Company and any of its successors or assigns from and against any and all liability, loss, damage, and expense in connection with, or arising out of, its compliance with the request of the Shareholder herein set forth upon the Company’s first written request. The Shareholder agrees that if the Lost Certificates should ever come into his/her/its hands, custody or power, the Lost Certificates will immediately and without consideration be surrendered to the issuing Company, its transfer agents, subscription agents or trustees for cancellation.

Signed, sealed and delivered this ___ day of December, 2007.

Name of Shareholder:
__________________________

Ex 2.2(a)(i)(A)(a)-1

Signature:

By: _______________________________
Name: _____________________________
                                                                            Title: ______________________________

Ex 2.2(a)(i)(A)(a)-2

Exhibit 3

Form of Opinion
[Letterhead of Ori Rosen & co.]

[Closing Date]

Amarin Corporation plc
First Floor, Block 3, The Oval
Shelbourne Road, Ballsbridge
Dublin 4
IRELAND

Ladies and Gentlemen,

We have acted as special Israeli counsel to Ester Neurosciences Ltd., an Israeli company (the “Company”), in connection with the sale of 100% of the outstanding shares of capital stock of the Company pursuant to that certain Stock Purchase Agreement dated December __, 2007 (“SPA”) by and among (i) Amarin Corporation plc ("Amarin"), (ii) and [the Sellers] and (iii) Medica II Management L.P, as the Sellers’ Representative.  Except as otherwise defined herein, the capitalized terms used herein shall have the meanings set forth in the SPA.

For purposes of our opinions herein, we have made such examination of laws and certificates of public officials as we have deemed necessary to enable us to render this opinion, and we have made such examination of documents, agreements and other records of the Company as have been provided to us by the Company. As to matters of fact material to the opinions expressed herein, we have relied without independent verification upon the representations and warranties as to factual matters contained in and made by the Company pursuant to the SPA. We refer to the SPA and the other agreements between any of the Sellers and the Buyer referenced therein as the "Transaction Documents".

For purposes of our opinions herein , we have assumed: (i) the genuineness and the authenticity and completeness of all records, certificates, instruments and documents submitted to us as originals; (iii) the conformity to authentic originals of all records, certificates, instruments and documents submitted to us as certified, conformed, photostatic or facsimile copies thereof; (iv) the legal capacity of all natural persons; and (v) that the Company records all issuance and transfers of its stock in its stock ledger.

In making our examination of documents executed by entities other than the Company, we have assumed that such entities had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and due execution and delivery by such entities of such documents and the validity and binding effect thereof.

Exh 3-1

Our opinions below are qualified to the extent that rights or obligations may be subject to or affected by, among others, applicable bankruptcy, insolvency, reorganizations, moratorium, fraudulent conveyances, or similar laws affecting the rights of creditors generally; statutory or decisional laws concerning recourse by creditors to security in the absence of notice; and duties and standards imposed on creditors.

Based upon the foregoing and subject to the exceptions, qualifications and limitations herein set forth, we are of the opinion that:

SECTION 1.         The Company is a private company, duly organized and validly existing under the laws of the State of Israel, with the requisite capacity to own its assets and to conduct its business as now conducted and as known to us.

SECTION 2.         A true and correct copy of the Articles of Association of the Company as in effect on the date hereof ("Articles") is attached as Exhibit A to this opinion.  The Articles have been duly adopted and are valid and in force.

SECTION 3.          The authorized share capital of the Company, as of immediately prior to Closing, is as follows: _________________________________.

SECTION 4.         The execution and delivery of the Transaction Documents by the Company and performance by the Company of the transactions contemplated thereunder have been duly authorized by all necessary action.

SECTION 5.          The Securities purchased by the Buyer at the Closing are duly authorized, validly issued, non-assessable and fully paid.

We express no opinion herein as to the laws of any jurisdiction except the laws of the State of Israel.  This opinion is given as of the date hereof and is based upon present laws and reported court decisions as they exist and are construed as of the date hereof. Any dispute regarding this option shall be governed by Israeli law, and the competent courts in Tel Aviv Jaffa shall have exclusive jurisdiction over such dispute.

We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur.  This opinion is rendered only to the addressees set forth above and is solely for the benefit of such addressees and their representatives.  This opinion may not be relied upon by any other person or entity without the express prior written consent of a partner of this firm.

Very truly yours,

Exh 3-2

Exhibit 4(a)

Form of Opinion of Kirkpatrick & Lockhart Preston Gates Ellis llp

[Letterhead of Kirkpatrick & Lockhart Preston Gates Ellis  llp]

The Directors
Amarin Corporation plc
110 Cannon Street
London EC4N 6AR

[Shareholders - details to be provided]
 [Closing Date]

AMARIN CORPORATION PLC (THE "COMPANY")

This Opinion is being delivered to you in connection with the execution by Amarin Corporation plc (the "Buyer") of a Stock Purchase Agreement (the "SPA") relating to the purchase by the Buyer of 100% of the outstanding shares of capital stock of Ester Neurosciences Ltd., an Israeli company (the “Company”) by and among Buyer, the Company, certain entities and individuals who are shareholders of the Company and are parties to the SPA (the “Sellers") and Medica II Management L.P, as the Sellers’ Representative thereunder.  This opinion is addressed to the Buyer and the Sellers only.  Except as otherwise defined herein, the capitalized terms used herein shall have the meanings set forth in the SPA.

1.	Documents

For the purposes of this Opinion, we have examined only the following:

1.1	a copy of the certificate of incorporation and memorandum and articles of association of the Buyer as at 4 December 2007 (the "Memorandum and Articles");

1.2	a certificate from the Company Secretary of the Buyer (the "Secretary's Certificate") dated 4 December 2007 confirming, inter alia, the amount of the Buyer's authorised share capital;

1.3
information on the file held at Companies House in the United Kingdom ("Companies House") in respect of the Buyer and disclosed by an online search carried out by us at Companies House at  a.m./p.m. on 4 December 2007;

1.4	a final draft of the SPA and the Escrow Agreement; and

1.5
a confirmation from Equiniti Registrars as the Buyer's registrars that the relevant allottee (which in each case shall be the nominee for the CREST account operated by Citibank N.A.) in respect of the Buyer Ordinary Shares has been entered in the register of members of the Company as the holder thereof (the "Registrar Confirmation"), but in relation to 1.4 above, for the sole limited purpose of this Opinion and specifically not in relation to compliance with the laws of the State of New York or to matters of fact.

Exh 4(a)-1

2.            Assumptions

For the purposes of this Opinion we have assumed without investigation:

2.1	the authenticity, accuracy and completeness of all documents submitted to us as originals or copies, the genuineness of all signatures and the conformity to original documents of all copies;

2.2	the capacity, power and authority of each of the parties (other than the Buyer) to enter into and perform any documents reviewed by us;

2.3	the due execution and delivery of any documents reviewed by us in compliance with all requisite corporate authorisations;

2.4	that all agreements examined by us are legal, valid and binding under the laws by which they are (or are expressed to be) governed;

2.5
that the contents of the Secretary's Certificate were true when given and remain true and that no matter is omitted from such Certificate which would make any of the information in the Secretary's Certificate incorrect or misleading;

2.6	that the Registrar Confirmation was true when given and remain true;

2.7	that no change has occurred to the information on file at Companies House since the time of our search at a.m./p.m. on 4 December 2007;

2.8
that, having undertaken such Companies House search and a winding up search at the Companies Court in England at a.m./p.m. on 4 December 2007 and having made enquiries of the Company Secretary (the "Searches and Enquiries") (but having made no other searches or enquiries) and the Searches and Enquiries not revealing any of the same, no members' or creditors' voluntary winding up resolution has been passed and no petition has been presented and no order has been made for the administration, winding up or dissolution of the Company and no receiver, administrative receiver, administrator or similar officer has been appointed in relation to the Company or any of its respective assets;

2.9
that no alteration shall have been made as at the date of allotment of the Buyer Ordinary Shares to either the Memorandum or Articles which would result in the opinion given in paragraph 3 of this Opinion being incorrect or misleading;

2.10
that, upon receipt of the Registrar Confirmation and this Opinion, the Sellers will release to Buyer share certificates and executed share transfer forms in respect of the entire issued share capital of the Company in favour of the Buyer, which transfers shall represent the subscription price payable for the Buyer Ordinary Shares;

2.11	that

(a)
as at the date of allotment of the Buyer Ordinary Shares, the directors of the Buyer shall have sufficient powers conferred on them to allot the Buyer Ordinary Shares under section 80 of the Act and under section 95 of the Act as if section 89(1) of the Act did not apply to such allotment; and

Exh 4(a)-2

(b)
the directors will use all their authorities and exercise all their powers in connection with the allotment and issue of the Buyer Ordinary Shares bona fide in the interests of the Buyer and in a way most likely to promote the success of the Buyer for the benefit of its members as a whole; and

2.12
that the execution and delivery of the SPA by the Buyer is a proper use of its directors' powers and in its best interests and that the exercise of its rights and performance of its obligations thereunder will be of material commercial benefit to the Buyer and that, immediately after the execution of the SPA, the Buyer will not be insolvent within the meaning of the Insolvency Act 1986 (or any other applicable insolvency legislation).

3.	Opinion

Based upon and subject to the foregoing, and subject to the reservations mentioned below and to any matters not disclosed to us, we are of the opinion that:

(a)	the Buyer has been duly incorporated and is validly existing as a public limited company under the laws of England and Wales;

(b)
a true and correct copy of the Articles of Association of the Buyer as in effect on the date hereof ("Articles") is attached as Exhibit A to this opinion.  The Articles have been duly adopted and are valid and in force and are properly filed with UK Companies House;

(c)	the authorized ordinary share capital of the Buyer, as of immediately prior to Closing, is £77,957,203.30, made up of 1,559,144,066 ordinary shares of 5p each;

(d)	the execution and delivery of the SPA and Escrow Agreement by the Buyer and performance by the Buyer of the transactions contemplated thereunder have been duly authorized by all necessary action; and

(e)
the Buyer Ordinary Shares issued to the Sellers at the Closing are duly authorised, validly issued, fully paid and non-assessable. For the purposes of this Opinion, we have assumed the term "non-assessable" in relation to the Buyer Ordinary Shares means under English law that the holders of the Buyer Ordinary Shares, in respect of which all amounts due on such Buyer Ordinary Shares as to the nominal value and any premium thereon have been fully paid, will be under no obligation to contribute to the liabilities of the Buyer solely in their capacity as holder of the Buyer Ordinary Shares.

4.	Reservations

Our reservations are as follows:

4.1
we express no opinion as to any law other than English law in force, and as interpreted, at the date of this Opinion. We are not qualified to, and we do not, express an opinion on the laws of any other jurisdiction. In particular and without prejudice to the generality of the foregoing, we have not independently investigated the laws of the State of New York for the purpose of this Opinion; and

4.2
the information contained in searches obtained from Companies House is not always up to date or complete as a result of inaccuracies or delays in filing by the persons responsible and/or misfiling or delays by staff at Companies House.

Exh 4(a)-3

This Opinion speaks only as at the date hereof. Notwithstanding any reference herein to future matters or circumstances, we have no obligation to advise the addressees (or any third party) of any changes in the law or facts that may occur after the date of this Opinion.

This Opinion is given on condition that it is governed by and shall be construed in accordance with English law in force and interpreted at the date of this Opinion.  We have not investigated the laws of any country other than England and Wales.

This Opinion is given solely to you for the purposes of the execution of the SPA by the Buyer.  This Opinion may be relied upon solely by you and your successors-in-title and assigns in relation to the SPA.

Yours faithfully

Kirkpatrick & Lockhart Preston Gates Ellis LLP

Exh 4(a)-4

Exhibit 4(b)

Form of Opinion of Cahill Gordon & Reindel llp

[Letterhead of Cahill Gordon & Reindel llp]

[Closing Date]

To the persons and entities
listed on Appendix A hereto

Re:            Issuance of Shares of Amarin Corporation plc

Ladies and Gentlemen:

We have acted as special U.S. counsel to Amarin Corporation plc (the "Buyer") in connection with the purchase of 100% of the outstanding shares of capital stock of Ester Neurosciences Ltd., an Israeli company (the “Company”), pursuant to that certain Stock Purchase Agreement dated as of December 4, 2007 (the “SPA”) by and among the Buyer, certain entities and individuals who are shareholders of the Company and are parties to the SPA (the “Sellers"), the Company and Medica II Management L.P, as the Sellers’ Representative thereunder.  Except as otherwise defined herein, the capitalized terms used herein shall have the meanings set forth in the SPA.

For purposes of our opinions herein, we have made such examination of laws and certificates of public officials as we have deemed necessary to enable us to render this opinion, and we have made such examination of documents, agreements and other records of the Company as have been provided to us by the Company. As to matters of fact material to the opinions expressed herein, we have relied without independent verification upon the representations and warranties as to factual matters contained in and made by the Buyer and others pursuant to the SPA.

For purposes of our opinions herein, we have assumed: (i) the genuineness and the authenticity and completeness of all records, certificates, instruments and documents submitted to us as originals; (ii) the conformity to authentic originals of all records, certificates, instruments and documents submitted to us as certified, conformed, photostatic or facsimile copies thereof; and (iii) the legal capacity of all natural persons;.

Exh 4(b)-1

In making our examination of documents (including the SPA) executed by all entities (including the Buyer), we have assumed that such entities had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and due execution and delivery by such entities of such documents and the validity and binding effect thereof.

Exh 4(b)-2

Based upon the foregoing and subject to the exceptions, qualifications and limitations herein set forth, we are of the opinion that:

1.            Assuming the truth and accuracy of the factual representations of the Sellers and the Buyer contained in the SPA and compliance by the Sellers and the Buyer with their respective obligations under the SPA, no approval, authorization, consent or order of or filing with any U.S. federal or New York state governmental or regulatory commission, board, body, authority or agency is required in connection with the issuance and sale of the Buyer Ordinary Shares at the Closing (other than federal securities laws, as to which we express no opinion in this paragraph, and state securities or Blue Sky laws, as to which we express no opinion).

2.            Assuming the truth and accuracy of the factual representations of the Sellers and the Buyer contained in the SPA and compliance by the Sellers and the Buyer with their respective obligations under the SPA, it is not necessary in connection with the offer, sale and delivery of the Buyer Ordinary Shares issued at the Closing to the Sellers pursuant to the SPA to register such Buyer Ordinary Shares under the Securities Act. The ADSs representing the Buyer Ordinary Shares issued at the Closing are listed on the Nasdaq Capital Market, subject to official notice of issuance.

3.            Assuming the truth and accuracy of the factual representations of the Sellers and the Buyer contained in the SPA and compliance by the Sellers and the Buyer with their respective obligations under the SPA, the execution and delivery of the SPA by the Buyer and the performance by the Buyer of its obligations under the SPA do not conflict with or constitute a breach or violation of or default under any material U.S. federal or New York state law, rule or regulation or order applicable to the Buyer and known to us.

4.            The SPA constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and general principles of equity and except that (a) rights to indemnification may be limited under applicable law or public policy and (b) the enforceability of provisions imposing liquidated damages or penalties upon the occurrence of certain events may be limited in certain circumstances.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States of America.

This opinion is given as of the date hereof, and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur.  This opinion is rendered only to you and is solely for your benefit.  This opinion may not be relied upon by any other person or entity without our express prior written consent.

                       Very truly yours,

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